6/14

04030660

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Joint Stock Central Telecommunication Co.

*CURRENT ADDRESS

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5798 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 6/15/04

№ 82-5798

Tentatively approved by
the Board of Directors
of JSC CenterTelecom
May ____, 2004
Minutes # _____

AR/S
12-31-03

ANNUAL REPORT

of JSC CenterTelecom

for 2003

Moscow
2004

Contents

I. GENERAL INFORMATION about THE COMPANY

1.1. Full corporate name

Открытое акционерное общество «Центральная телекоммуникационная компания» (in Russian)

Joint-Stock Central Telecommunication Company (in English)

1.2. Registered address, contact phone of the Company, fax number, e-mail address and website URL:

23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia
Mailing address: 6 Degtiarny Pereulok, Building 2, Moscow, GSP-3, 125993, Russia
Phone: **(+7 095) 209-3434; Fax: (+7 095) 209-3007**
e-mail: **info@centertelecom.ru**
Website: **www.centertelecom.ru.**

1.3. Date of the state registration and registration number of the Company

The Company was registered pursuant to Ordinance of the Chief of the Moscow region Administration of June 9, 1994 # 567-r; registration certificate # 127 of June 20, 1994.

According to the Federal Law On the State registration of Legal Entities the Company was registered in the Unified State Register of Legal Entities, under #1025006174710, dated November 1, 2002.

1.4. Charter (authorized) capital and ownership structure

The Charter (authorized) capital of the Company is RUR**631,199,896.50 (Russian roubles).**

Placed (outstanding) and authorized shares of the Company as on January 1, 2004. Table 1

Type (category) of shares	Amount, (pieces)	Nominal value, RUR
I. Placed shares:		
• ordinary (common stock)	**1,578,006,833**	**0.3**
• preference (preferred stock) Class A	**525,992,822**	**0.3**
II. Authorized shares:		
• ordinary (common stock)	**76,166,167**	**0.3**
• preference (preferred stock) Class A	**25,405,178**	**0.3**

Ownership structure as on January 1, 2004

	Number of accounts in the register of shareholders	Number of ordinary shares, pieces	Number of preference Class A shares, pieces	Percentage of the Charter Capital, %
Foreign legal entities	**35**	**86,554,233**	**48,455,851**	**6.42**
Russian legal entities	**244**	**1,369,761,370**	**377,904,050**	**83.06**
Natural persons	**29,677**	**121,691,230**	**99,632,921**	**10.52**



Ordinary shares (as of January 1, 2004)
121691230
86554233
1369761370
Foreign legal entities
Russian legal entities
Natural persons

% of the Charter (authorized) capital of JSC CenterTelecom as on January 1, 2004 (according to entries in the shareholders's register)



36,73%
46,33%
10,52%
6,42%
Russian legal entities
Foreign legal entities
Natural persons
Nominal holders

Information provided by nominal holders about owners of shares as on May 5, 2003 (the record date of compiling the list of persons eligible to take part in the general meeting of shareholders on June 24, 2003)



1,40%
5,15%
28,80%
Russian legal entities
Foreign legal entities
Natural persons

Information about owners of one and more percent of the Company's shares of the Charter capital as on January 1, 2004.

	Name			Ordinary shares, pieces	% of voting shares	Preference, pieces	% of the total	Total, shares	% of the Charter capital
1.	JOINT-STOCK COMPANY INVESTITSIONNAYA KOMPANIA SVYAZI		RES	799,867,813	50.6885%	0	0.0000%	799,867,813	38.0165%
2.	PRIVATE JOINT-STOCK COMPANY DEPOSITARY CLEARING COMPANY	#	NR	126,621,129	8.0241%	89,084,271	16.9364%	215,705,400	10.2522%
3.	PRIVATE JOINT-STOCK COMPANY BRUNSWICK UBS WARBURG	#	RES	89,865,079	5.6948%	115,816,993	22.0187%	205,682,072	9.7758%
4.	PRIVATE JOINT-STOCK COMPANY ABN AMRO BANK AO	#	RES	51,094,753	3.2379%	117,324,922	22.3054%	168,419,675	8.0047%

5.	SPECIALIZED STATE INSTITUTION with the GOVERNMENT OF the RUSSIAN FEDERATION RUSSIAN FEDERAL PROPERTY FUND		RES	151,356,274	9.5916%	0	0.0000%	151,356,274	7.1937%
6.	ING BANK (EURASIA) ZAO (PRIVATE JOINT-STOCK COMPANY)	#	RES	79,790,729	5.0564%	18,435,620	3.5049%	98,226,349	4.6686%
7.	LINDSELL ENTERPRISES LIMITED		NR	49,065,707	3.1093%	36,037,268	6.8513%	85,102,975	4.0448%
8.	JOINT-STOCK COMMERCIAL BANK PROMSVYAZBANK (PRIVATE JOINT-STOCK COMPANY)	#	RES	29,022,992	1.8392%	12611951	2.3977%	41634943	1.9788%
9.	PRUETT ENTERPRISES LIMITED		NR	24,209,238	1.5342%	3,653,275	0.6945%	27,862,513	1.3243%

 # - nominal holder
RES – resident
NR – non-resident

1.5. Securities issued by the Company

Aggregation of the additional issues of securities issued by JSC CenterTelecom

Pursuant to Order of Federal Securities Market Commission of the RF #03-2110/r of September 30, 2003 additional issues of securities issued by JSC CenterTelecom were united, resulting in:

1. Cancellation of the following state registration numbers assigned to issues of ordinary book-entry registered shares of Joint-Stock Central Telecommunication Company:

1-04-00194-A of 11.10. 2002
1-05-00194-A of 11.10. 2002
1-06-00194-A of 11.10. 2002
1-07-00194-A of 11.10. 2002
1-08-00194-A of 11.10. 2002
1-09-00194-A of 11.10. 2002
1-10-00194-A of 11.10. 2002
1-11-00194-A of 11.10. 2002
1-12-00194-A of 11.10. 2002
1-13-00194-A of 11.10. 2002
1-14-00194-A of 11.10. 2002
1-15-00194-A of 11.10. 2002
1-16-00194-A of 11.10. 2002
1-17-00194-A of 11.10. 2002
1-18-00194-A of 11.10. 2002
1-19-00194-A of 11.10. 2002.

The above listed issues of ordinary registered book-entry shares of Joint-Stock Central Telecommunication Company were assigned a single state registration number 1-03-00194-A of September 30, 2003.

2. Cancellation of the following state registration numbers assigned to issues of preference registered book-entry shares of Joint-Stock Central Telecommunication Company:

2-04-00194-A of 11.10.2002
2-05-00194-A of 11.10.2002
2-06-00194-A of 11.10.2002
2-07-00194-A of 11.10.2002
2-08-00194-A of 11.10.2002
2-09-00194-A of 11.10.2002
2-10-00194-A of 11.10.2002
2-11-00194-A of 11.10.2002
2-12-00194-A of 11.10.2002
2-13-00194-A of 11.10.2002
2-14-00194-A of 11.10.2002
2-15-00194-A of 11.10.2002
2-16-00194-A of 11.10.2002
2-17-00194-A of 11.10.2002
2-18-00194-A of 11.10.2002
2-19-00194-A of 11.10.2002.

The above listed issues of ordinary registered book-entry shares of Joint-Stock Central Telecommunication Company were assigned a single state registration number 2-03-00194-A of September 30, 2003.

On October 17, 2003 based on the Notice #03-DG-04/14682 of October 9, 2003 served by FCSM of RF Private JSC Registrator-Svyaz performed aggregation of securities issues of Joint-Stock Central Telecommunication Company simultaneously canceling the state registration numbers or the aggregated securities issues.

The Company Market Capitalization

Market capitalization of the Company as of end of 2003 totaled to USD690,638,646

Since trading in the shares of the united Company was resumed on January 21, 2003 the Company market capitalization has grown from USD456,173,963 up to USD690,638,646, i.e. increased by USD234,464,683 or by 51.3 percent.

The Company market capitalization in 2003



RTS Index
700
600
500
400
300
200
100
0
CenterTelecom, USD
900
800
700
600
500
400
300
200
100
0
4.1.2003
30.1.2003
26.2.2003
25.3.2003
18.4.2003
19.5.2003
16.6.2003
9.7.2003
4.8.2003
28.8.2003
23.9.2003
17.10.2003
13.11.2003
9.12.2003
RTS index
CenterTelecom, $

Corporate bonds

In order to finance its investment program the Company continues to develop market of its own securities.

In 2003 there were 15 outstanding telephone bond issues totaling RUR28,026,050 and 3 bond issues series 01, 02, and 03 with the total value of RUR3,200,000,000.

Certified (documented) interest bearing bearer bonds series 01, totaling RUR600 million, with par value of RUR1,000 per bond were placed in 2001. In 2003 interest payments of the fourth (on May 20, 2003) and fifth (on November 18, 2003) coupons were made, each totaling RUR53,850,000. On November 18, 2003 certified interest-bearing series 01 bearer bonds were redeemed.

Certified (documented) interest bearing nonconvertible bearer bonds series 02 were placed in 2002, with total value of RUR600 million and a par value of RUR1,000. The bonds of the issue are traded on MICEX since July 23, 2002 and were included in listing B on February 1, 2003. An irrevocable offer for series 02 bond issue was executed on April 22, 2003. Coupon income was paid on April 22, 2003 (the second) and on October 22, 2003 (third) in the amount of RUR59,838,000 and RUR54,150,000 respectively. Altogether some 427 deals with the bonds of the issue were concluded on MICEX in 2003. The minimal price (as a percentage of par value) in 2003 was 101.84%, while maximum price was 113.2%.

Certified (documented) interest bearing bearer bonds series 03 were placed on September 16-17, 2003, with the total value of RUR2,000,000,000, having three year maturity, and coupon period of half a year. The first coupon is equal to five subsequent coupons and amounted to 12.35%; and was determined at the auction on MICEX. Despite concern over rouble-denominated liquidity placement was successfully completed with a favorable interest rate. A one year offer at the price of 101.5% of the nominal value is proposed. All in all 764 deals with series 03 bonds were concluded on MICEX in 2003. The minimal price (as a percentage of par value) in 2003 was 100.2%, while maximum price was 103.52%.

The second bond issue was more attractive as a long-term investment which is evidenced by a high coupon interest rate and number of deals made with the bonds of the issue. Investors prefer to include series 02 bonds in their portfolios. Bonds of the third issue are traded more actively. Number of deals with bonds of this issue over the period is significantly higher than the number of deals with the second bond issue over the year. With the third bond issue investors prefer to make money on the varying market price.

Bond issues became one of the most liquid instruments on the Russian financial markets.

The second bond issue. Market price performance in 2003, (% of the par value).


Trade volume, RUR
20000000
18000000
16000000
14000000
12000000
10000000
8000000
6000000
4000000
2000000
0
Market price, %
116
114
112
110
108
106
104
102
100
98
96
04.01.2003
03.02.2003
04.03.2003
03.04.2003
05.05.2003
03.06.2003
03.07.2003
31.07.2003
28.08.2003
25.09.2003
23.10.2003
24.11.2003
23.12.2003
Trading volume, RUR
Market price, %

The third (series 03) bond issue. Market price performance in 2003, (% of the par value).


100 000 000,00
90 000 000,00
80 000 000,00
70 000 000,00
60 000 000,00
50 000 000,00
40 000 000,00
30 000 000,00
20 000 000,00
10 000 000,00
0,00
Trade volume, RUR
104
103
102
101
100
99
98
Market price, %
Trade value, RUR
Market price, %
28.10.2003
3.11.2003
10.11.2003
14.11.2003
20.11.2003
26.11.2003
2.12.2003
8.12.2003
15.12.2003
19.12.2003
25.12.2003

Establishment and support of ADR Program

Level 1 American Depositary Receipt (ADR) Program for underlying ordinary shares of JSC CenterTelecom was registered on August 22, 2001 by the US Securities and Exchange Commission. ADRs are traded on OTC market (ticker: CRMUY).

One ADR represents 100 underlying ordinary shares of the Company.
JPMorgan Chase Bank is the depositary bank for the ADR Program of the company.

Measures supporting the ADR program were undertaken on a regular basis in 2003, including the following:

- drafting documents required under the ADR program and interactions with the depositary bank (JPMorgan) according to the depositary agreement;
- working with the legal advisor (Clifford-Chance) under the ADR Program of the Company (exchange of information and discussions with the legal advisor; taking steps to comply with SEC requirements, and the depositary agreement);
- interactions with the US SEC to meet the Company's obligations as an issuer of underlying shares;
- preparation and dissemination to the Company's ADRs holders of materials of shareholders' meetings, working with the depositary bank and bank-custodian (ING Bank Eurasia) on the issues of making arrangements and conducting shareholders' meetings.

Considering enactment of some significant pieces of legislation in the US regulating securities markets (Sarbanes-Oxley Law, etc.) new requirements of the US SEC, FCSM of Russia were monitored and analyzed with respect to the Company. A contract was concluded with a legal firm Monastyrski, Zyuba and Partners. Legal Services in CIS to conduct an expert assessment of compliance by the Company with requirements of international stock exchanges.

1.6. The Company's Auditor:

The auditor's name: PRIVATE JOINT-STOCK COMPANY Ernst&Young Vneshaudit
License No:003246
Date of issue: January 17, 2003
Valid till: January 17, 2008

License issuing body: Ministry of Finance of the Russian Federation

The effective term of the contract (the auditor's obligation is auditing financial accounts of JSC CenterTelecom for the period from January 1, 2003 through December 31, 2003).

1.7. Registrar of the Company:

Registrar: PRIVATE JOINT-STOCK COMPANY Registrator-Svyaz

Domicile: 15a Kalanchevskaya Street, Moscow, 107078, Russia

Mailing address: 15a Kalanchevskaya Street, subscriber box 45, Moscow, 107078, Russia

Phone: (+7 095) 933-42-21 Fax: +7 (095) 933-42-21

e-mail: regsw@asvt.ru

License number: 10-000-1-00258

Date of issue: ***01***.10.2002

Term of validity: unlimited

License issuing authority: Federal Securities Market Commission

1.8. Subsidiaries (regional branches) of the Company

The following subsidiaries are included in the Company:

1. **Belsvyaz** – subsidiary of JSC CenterTelecom
Domicile: 3 Revolution Square, Belgorod, 308000, Russia
2. **Bryansksvyazinform** – subsidiary of JSC CenterTelecom
Domicile: 9 Karl Marx Square, Bryansk, 241000, Russia
3. **Elektrosvyaz of the Vladimir region** – subsidiary of JSC CenterTelecom
Domicile: 42 Gorkogo Street, Vladimir, 600000, Russia
4. **Voronezhsvyazinform** – subsidiary of JSC CenterTelecom
Domicile: 35 Revolution Prospekt, Voronezh, 394000, Russia
5. **Ivtelecom** – subsidiary of JSC CenterTelecom
Domicile: 1 10th of August Street, Ivanovo, 153000, Russia
6. **Kaluzhski** subsidiary of JSC CenterTelecom
Domicile: 38 Teatralnaya Street, Kaluga, 248600, Russia
7. **KostromaTelecom** – subsidiary of JSC CenterTelecom
Domicile: 1 Podlipaeva Street, Kostroma, 156961, Russia
8. **Kurski** subsidiary of JSC CenterTelecom
Domicile: 8 Krasnaya Square, Kursk, 305000, Russia
9. **Lipetsksvyazinform** – subsidiary of JSC CenterTelecom
Domicile: 61 Oktyabrskaya Street, Lipetsk, 398000, Russia
10. **Moscow** subsidiary of JSC CenterTelecom
Domicile: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia
Mailing address: 29 Narodnogo Opolchenya Street, Building 2, Moscow, 123154, Russia
11. **Orlovski** subsidiary of JSC CenterTelecom
Domicile: 43 Lenina Street, Orel, 302000, Russia
12. **Ryazanski** subsidiary of JSC CenterTelecom
Domicile: 43 Schedrina Street, Ryazan, 390006, Russia
13. **SmolenskTelecom** – subsidiary of JSC CenterTelecom
Domicile: 6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia
14. **Tambovskaya elektrosvyaz** – subsidiary of JSC CenterTelecom
Domicile: 32-B Astrakhanskaya Street, Tambov, 392002, Russia
15. **Tverskoy** subsidiary of JSC CenterTelecom
Domicile: 24 Novotorzhskaya Street, Tver, 170000, Russia
16. **TulaTelecom** – subsidiary of JSC CenterTelecom

Domicile: 33 Lenina Prospekt, Tula, 300000, Russia
17. **Yartelecom** – subsidiary of JSC CenterTelecom
Domicile: 22 Komsomolskaya Street, Yaroslavl, 150000, Russia

II. KEY CORPORATE MILESTONES IN 2003

General meetings of shareholders (extraordinary and annual)

An extraordinary general meeting of shareholders of the united company was held on **February 20, 2003** jointly attended by shareholders. Decisions on the following agenda issues were passed at the meeting:

- Early termination of the authorities of the General Director, appointment of General Director of the Company and determination of the term in office.
- Early termination of the authorities of members of the Board of Directors and election of the Company's Board of Directors.
- Early termination of the authorities of the Audit Commission members and election of members of the Audit Commission.
- Approval of a new issue of the Company's Charter.
- Approval of a new issue of the Regulations on conducting general meeting of shareholders of the Company.
- Approval of a new issue of the Regulations on the Board of Directors of the Company.
- Approval of a new issue of the Regulations on the Management Board of the Company.

The record date (to compile the list of persons entitled to take part in the extraordinary general meeting of shareholders of JSC CenterTelecom): **December 17, 2002.**

An annual general meeting of shareholders of JSC CenterTelecom was held on **June 24, 2003** jointly attended by shareholders. Shareholders reviewed a report of the General Director on the results of the united company's activities in 2002.

Shareholders discussed the agenda items and passed decisions on the issues of the annual general meeting of shareholders:

- New Board of Directors and Audit Commission of the Company were elected
- The Company's Auditor for 2003 was approved.
- The annual report and annual financial statements were approved, as well as profit allocation, including dividend payment (declaration) for 2002
- A new issue of the Regulations on the general meeting of shareholders of the Company was approved.

The record date (to compile the list of persons entitled to take part in the annual general meeting of shareholders of JSC CenterTelecom): **May 5, 2003**

Approval of the budget (business plan) of the Company for 2003

The budget (business plan) of JSC CenterTelecom for 2003 was approved by the Board of Directors on April 7, 2003 (Minutes #5).

The adjusted budget of JSC CenterTelecom for 2003 was approved at the meeting of the Board of Directors on October 1, 2003 (Minutes # 41, agenda item Approval of the adjusted business plan for 2003).

As bringing into service of 50 thousand telephone lines and 150 km of fiber-optic cable links was put off until the 1Q2004 due to longer terms of commissioning for operation of facilities and sites the Company's business plan was revised on December 25, 2003 at a meeting of the Board of Directors (Minutes #23, agenda item – Some performance indicators of the Company in 2003).

Revising credit rating

In 2003 the Company continued working with rating agencies. Consolidation of regional operators within the framework of a single company set new fairly ambitious plans for JSC CenterTelecom. All this required investment of additional funds into the Company development. International debt markets were not ignored in making choice of fund-raising. As two international credit ratings are a prerequisite for Eurobond issues, and realizing inadequacy of the current international credit rating of the Company assigned by Standard&Poor's for inexpensive borrowing it was decided to appoint ABN AMRO Bank as the advisor on interactions with international rating agencies. Recognizing the paramount importance of compliance with international requirements JSC CenterTelecom held a tender in selecting a second rating agency. The winner was Fitch Ratings. Currently (April 2004) the Company undertook steps to revise the international credit rating assigned by Standard&Poor's and embarked on the process to get a second rating from Fitch.

Charity and sponsor activities

Policy Statement for charity of JSC CenterTelecom approved by the Management Board of the Company on November 14, 2003 identifies arrangements and procedures for aiding not-for-profit organizations and private citizens.

Charity Commission is in charge of arranging and coordination of charity activities.

The Commission conducts preliminary review of the application for charity to decide on expediency, amounts and time of rendering aid and prepares detailed justified proposals for the relevant body of the Company on providing charity aid.

Procedures and form of rendering charity aid (through entering into a contract between the Company and specific person, remittance of funds into relevant account of the aid recipient based on the passed decision) are determined on a case-by-case basis.

The volume of funds allocated for charity activities is approved in the annual budget of the Company.

Decision on rendering charity aid is made by the General Director on solicitation of the Commission.

Total aid amount paid to a single person cannot exceed RUR15 million per year.

Control over the appropriation of funds allocated in the budget of the Company for charity aid is exercised by the Charity Commission.

A report of fund appropriation allocated by the Company for charitable purposes is quarterly reviewed by the Management Board within the framework of budget execution report.

Charity and sponsorship aid rendered by JSC CenterTelecom in 2003		
	Organization-recipient	**Amount, RUR**
1	State and municipal social institutions, local administrations, committees, cultural and education institutions.	4,888,749.28
2	Orphanages, hospices for children, boarding-schools	1,204,316.89
3	Kindergartens, schools	271,453.85
4	Higher education institutions	698,000.00
5	Hospitals	444,688.00
6	Churches, parishes, temples, convents	3,917,371.50
7	Saint-Trinity Sergiev Laura	8,008,000.00
8	Police	150,400.00
9	Military institutions	206,000.00
10	Security Services	85,200.00

11	Regional public fund for assisting Moscow police force	60,000.00
12	Charity foundations	665,700.00
13	Associations of war veterans (pensioners), senior citizens and disabled people	545,287.00
14	Russian Children Fund	103,000.00
15	Russian Foundation for Telecommunications History	22,100,000.00
16	Governor's Fund of Special Purpose Programs	100,000.00
17	Public organizations	877,345.00
18	Foundation for support of UNITY party	50,000.00
19	Regional hunting regulatory body	150,000.00
20	Marathon Love your teacher	400,000.00
21	Association of economic interaction of constituent entities of the Central Federal District Black-Soil	303,532.00
22	All-Russian Foundation for support of United Russia party	35,000.00
23	State education institution School of Forestry	500,000.00
24	Trade Union of the Russian Ministry of Communications	100,000.00
25	Telecommunications Association of the CFD	255,000.00
26	Info-Elektrosvyaz LLC	100,000.00
27	Subsidiary Gorno-Altaysktelecom of JSC SibirTelecom	200,000.00
28	Documentary telecommunications association	447,150.00
29	Telecommunications Network and Systems LLC	933,000.00
30	Secretariat of MPA Council of CIS	786,200.00
31	International Telecommunication Academy	717,227.50
32	Museum Control Center of the Central Front	250,000.00
33	Sports federations, clubs, organizations	6,280,157.00
34	Payments for cellular service for war veterans, and customers eligible for benefits	5,221,511.60
35	Free gifts of radio receivers to natural persons	383,783.00
36	Other	1,736,750.25
TOTAL		**63,174,822.87**

Corporate events and publications

Corporate events are an efficient means of fostering corporate culture and internal PR of the Company.

In 2003 a new corporate publication News of CenterTelecom was first published, becoming the primary means of communication between employees. To ensure awareness of the Company's employees of major developments a daily review of federal and regional electronic and printed press is compiled and disseminated among structural units and subsidiaries.

A monthly gathering to congratulate employees celebrating their birthdays and jubilees became a well-established tradition. The General Director R. Amaryan attends the gathering in person and gives them many happy returns.

Another traditional corporate event is giving corporate awards to employees for excellence in service: badge of distinction for service to the Company, an honorary title Veteran of Telecommunications, and commendation of the General Director. In 2003 some 478 employees received various corporate awards.

A number of subsidiaries held professional contests for cablemen-splicers and operators, best telecom service office, etc. Winners were awarded with diplomas, prizes, bonuses and gifts.

Sport is a uniting force for fostering corporate loyalty. In 2003 there were sports competitions and tourist outings.

Taking part in contests and exhibitions/shows

- May 12-16, 2003 JSC CenterTelecom took part in the 15th International Show Svyaz-Expocomm'2003. For the first time the Company was presented as a unified multiregional entity. The exposition was focused on roll out of new telecom services in the CFD.

- 3rd international exhibition and forum InfoCom'2003 was opened on September 10, 2003 in Moscow. The Company stand featured InfoCity project commissioned by JSC CenterTelecom and developed by experts from MTUSI.

- September 16, 2003 the Minister for Communications and Informatics Mr. L. Reyman awarded JSC CenterTelecom with a diploma for contribution to development and promotion of innovative telecommunications and information technologies.

- JSC CenterTelecom played an active role in the 4th international conference State of affairs and development outlook of Internet in Russia held on September 30, 2003 and organized by Association for document telecommunications and supported by the Russian Ministry of Communications. JSC CenterTelecom presented its exposition in the course of the conference.

- In October 2003 one of the most prestigious telecommunications events ITU-Telecom 2003 was held in Geneva. JSC CenterTelecom for the first time was an exhibitor at the show as one of Russia's largest multiregional telecoms.

- November 18, 2003. At the ceremony in the State Kremlin Palace JSC CenterTelecom was named by the Honorary Olympic Jury a winner in the nomination Construction. Transport. Telecommunications and awarded with an all-Russian public prize Russian National Olymp. CenterTelecom's General Director R. Amaryan was given a public award for contribution to social and economic development of Russia and service to motherland – the Order for Honor and merit.

- RTS Stock Exchange jointly with Securities Market magazine held the 6th contest of annual reports and corporate websites of companies. The contest results were published on November 28, 2003. The annual report 2002 of CenterTelecom presented at the contest won a diploma for disclosure of information in the annual report, while CenterTelecom's corporate website design won in two nominations: Design and navigation and Information disclosure.

The year's highlights and corporate milestones in 2003

- March 26, 2003. Standard&Poor's assigned an initial Corporate Governance Score of 5.3 to the Company. Currently (April 2004) the initial CGS is being revised.

- April 3, 2003. Standard&Poor's announced upgrading of the long-term credit rating of Russian telecom operator JSC CenterTelecom from CCC to CCC+ with a "Stable" outlook. Currently (April 2004) the rating is being revised.

- April 22, 2003. The second coupon income on documented interest bearing non-convertible series 02 bearer bonds was paid, totaling RUR59,838,000 (fifty nine million eight hundred and thirty eight thousand roubles).

- May 14, 2003. The Board of Directors approved the Program of Increasing market Capitalization of the Company, featuring key measures to develop investors relations, improve information transparency of the Company.

- May 20, 2003. The fourth coupon income on documented interest bearing non-convertible series 01 bearer bonds was paid, totaling RUR53,850,000 (fifty three million eight hundred and fifty thousand roubles).

- May 22, 2003. The first regional world-class telephone directory Moscow region - Yellow pages 2003 was presented to the public.

- June 11, 2003. CenterTelecom's subsidiary in the Ivanovo region – Ivtelecom was awarded with a gift and prize of the Russian Government for quality in telecommunications in 2002.

- June 26, 2003. Smolensktelecom - CenterTelecom's subsidiary in the Smolensk region was name a winner of the contest Regional Economy Leader held by Real Economy Academy in the nomination Innovative telecommunications services.

- July 24, 2003. The Vladimirski subsidiary of JSC CenterTelecom inaugurated the regional telecommunications transport network built on the basis of fiber-optic links using digital SDH technology with 622 Mbps bit-rate.

- August 5, 2003. Standard&Poor's announced assignment of a long-term Russian-scale credit rating of ruBB+ to JSC CenterTelecom. Simultaneously Standard&Poor's assigned ruBB+ rating to the unsubordinated unsecured rouble denominated bond issue of JSC CenterTelecom valued at RUR2 billion with maturity in 2006, as well as to two previous issues of unsubordinated unsecured bonds each valued at RUR600 million at par and maturity in November 2003 and April 2005 respectively.

- August 14, 2003 polar historical and memorial expedition led by City Network Director of Ivtelecom Mr. Oleg Volynkin reached Bennet island in the East-Siberia Sea and set the flag of JSC CenterTelecom and a five meter live-giving sacred cross there. Members of the expedition presented a report and video at a special extended meeting of the Russian Geographic Society.

- September 24, 2003. JSC CenterTelecom for the first time published audited consolidated financial statement according to International Accounting Standards (IAS).

- October 22, 2003. The third coupon income on documented interest bearing non-convertible series 02 bearer bonds was paid, totaling RUR54,150,000 (fifty four million one hundred and fifty thousand roubles).

- October 30, 2003. Belgorod telephone network celebrated its one hundredth anniversary.

- November 18, 2003. The fifth coupon income on documented interest bearing series 01 bearer bonds issued by JSC CenterTelecom was paid, totaling RUR653,850,000 (six hundred and fifty three million eight hundred and fifty thousand roubles).

- December 5, 2003. Senior executives of JSC CenterTelecom met in Marriott-Grand Hotel with leading investors, Russian analysts, reporters. The meeting was dedicated to the first year of CenterTelecom operation as a MultiRegional consolidated company – telecommunications carrier in the Central Federal District.

- December 26, 2003. JSC CenterTelecom was granted a permit issued by the Ministry of Communications for network operation providing for introduction of a new area code 498.

- In 2003 there were over 40 meetings with analysts and leading investment companies on the issues of further cooperation and the Company's development outlook, revenue planning structure, pricing policies of the Company.

III. THE COMPANY POSITION IN THE TELECOM INDUSTRY

By the end of 2003 the telecom market in the CFD (excluding Moscow) totaled over RUR32 billion with growth rates of 140% over 2002. In 2004 the market is expected to grow reaching RUR49 billion.

Analyzing the Company's revenue breakdown year over year one can confidently assert that changes in the CenterTelecom's revenue structure follows that of the telecom industry as a whole, viz. the share of the traditional services decreases, while revenues generated by Internet, data and In services are on the rise.

Currently, the Company captured the leading position on the telecom market in the CFD with a 64 percent market share taking into account national cellular operators and excluding Moscow, and a 73 percent market share excluding both Moscow and national cellular operators.

In 2003 the market situation across various services offered by the Company was as follows:

- local service – 91%;
- long-distance service – 86% (including IP telephony providers);
- Internet access – 50%
- Intelligent Network (IN) services (virtual networks, Prepaid Card, ISDN) – 80%.

IV. TOP PRIORITIES OF THE COMPANY'S ACTIVITIES

4.1. Key areas of the Company focus:

In 2003 the Company network development activities including wireless communications were focused on the following areas:

1. Digitalization of the telephone network through installation of new digital switches and network nodes, replacement of obsolete analog equipment, provisioning of integrated service network based on public digital network, implementation of SS7, introduction of dynamic network load management;
2. Increasing the number of public telecom service offices offering new services (Internet, receive and send customer's messages over the transport network);
3. Implementation of network resource monitoring and management system to ensure dynamic load management;
4. Deployment of broadband access systems;
5. Creation of multiservice and intelligent networks to provide integrated services; deployment of interactive multiservice networks based on Cable TV networks; transformation of public networks into multiservice networks featuring diverse multitude of services;
6. Digitalization of public trunk networks through construction of new digital transmission links using Synchronous Digital Hierarchy (SD) and implementing ring structures with high throughput;

7. Securing frequency resources in the most demanded frequency bands for deployment of wireless access networks in regional centers and towns of the CFD using state-of-the-art wireless technologies and interactive multiservice networks;
8. Completion of ground laying work to deploy in 2004 a new generation cellular network using IMT-MC-450 (CDMA-450) standard;
9. Development of wireless systems to increase the number of subscribers in hard-to-reach urban areas, suburbs, private house estates and settlements, sparsely populated rural areas;
10. Transition of rural wireline broadcasting networks to on-air broadcasting to improve margin and cut traditional broadcasting costs;
11. Laying grounds for transition to a new digital mobile telephone standard TETRA;
12. In the information transmission field – further increase of the throughput of existing lines and telecom nodes by developing technologically information transmission methods and compression techniques (development of transmission systems based on optical technology, and digital wireless technology);
13. In the information distribution - implementation of packet switching (SoftSwitch) to offer all telecommunications services, adaptation of legacy transmission system to packet switching techniques of transmission.

4.2. Pricing and tariff policies of the Company:

The Company tariff policies in 2003 were aimed at introduction of economically feasible and viable pricing calculated on the basis of separate cost accounting across various service types and including target margin to ensure sustainable growth of the Company and cutting down cross-subsidizing.

Given wide discrepancy of long-distance and local telephone rates in regions of the Central and Central Black Soil areas after consolidation of the telecom companies, unification of tariffs charged by regional subsidiaries became one of the top priorities of the Company's pricing policies.

As of March 15, 2003 common tariffs for long-distance telephone calls within one tariff band were introduced depending on the distance and time of the day, as well as on the subscriber category.

In line with the policy of alignment of rates for the same services for all types of customers (the monthly rental for local telephone service was changed twice in 2003: as of May 15 and August 1) by the year end common tariff of RUR110 (RUR130 in the Moscow region) per month was made effective for provision of local telephone calls under rental payment scheme for urban population in all regions. In rural areas the monthly rental varies from RUR95 to RUR110 (RUR130 in the Moscow region). Monthly rentals for organizations in urban and rural areas are set at RUR140 except subscribers in Kostroma and Yaroslavl regions where the monthly rental is RUR150.

Per-minute rates differ across the regions. On average, monthly rentals grew some 30 percent in 2003. Rates for TV and radio broadcasting (provision of sound transmission channels for state broadcasting company) are set by Ministry for Antimonopoly Policies and common for MRC, growing by 15 percent in 2003. The growth rate of revenues in 2003 generated by increasing the sales of main services in key sub-sectors was 52.6%, while the growth rate of revenues due to tariff hikes and other factors affecting the revenues from sub-sectors was only 47.4 %.

Streamlining tariffs and rates will be continued based on the marketing strategies of the Company with due consideration of the regional market specifics.

4.3. Other priorities recognized as strategically important for the Company development in the marketing strategies, service sectors, customer segments, and in the regional policies.

1. Promotion of unregulated services for which the growing demand is evident (data, Internet access, IN services).
2. Streamlining sales organization and after sale service. Setting up commercial units (sales forces) with incentive compensation.
3. Focus on business users.

4. Making more important the role of analytics based marketing in the enterprise; establishing compulsory preliminary marketing analysis of investment decisions.
5. Shaping service packages differentiated according to various customer categories; convergence of services.
6. Consolidation of efforts to serve existing customers. Establishing customer service units operating on a 24/7 basis.
7. Expansion of customer communications channels, utilization of database marketing techniques (including Call Centers).
8. Development of a universal payment system with respect to telecom services (single roaming TSC (telephone service card).
9. Development and promotion of services based on multiservice networks.
10. Development of inter-regional and transport networks.
11. Elaboration of approaches to working with interconnected operators, including acquisition of controlling interests in them.
12. Finding ways of transforming low margin and loss making units (paging, telegraph, sound broadcasting wireline installations) into profitable ones (canceling service, diversification).

V. RESULTS OF THE COMPANY DEVELOPMENT IN THE TOP PRIORITY AREAS

The Company implemented the following measures in line with top development priorities:

Preparatory works are completed for creation in 2004 of a new generation cellular network using IMT-MC-450 (CDMA-450) standard. To this end a Decision of State Radio-frequency Allocation Commission (GKRCh) # 8107-OR of December 26, 2003 and licenses to provide cellular services using the new standard Nos 30244, 30245, 30346 in the territory of the Yaroslavl, Ivanovo and Kostroma regions were obtained.

In 2003 the Company continued to deploy wireless access systems in the Moscow, Ivanovski, Smolenski, Tambovski and Orlovski subsidiaries of the MRC, enabling provisioning of over 20 subscriber lines. Deployment of multiservice networks based on Cable TV was intensified in the Moscow, Kostromskoy and Orlovski subsidiaries; thus, increasing the number of subscribers in hard-to-reach urban areas, suburbs, private housing areas, sparsely populated rural areas, and expanding the range of the offered services.

In the Belgorodski, Vladimirski, Moscow, Tambovski, Tverskoy, Lipetski subsidiaries rural wireline sound broadcasting networks were migrated to on-air sound broadcasting. Kaluzhski and Voronezhski subsidiaries continue to work hard to complete the same transition to on-air broadcasting.

The Company continued to provide telephones to benefit eligible customers and in remote rural areas of the CFD using various wireless access systems. In 2003 over 850 communities and 620 disabled war veterans were provided with telephone service on the basis of radio-telephone Protocol MRT 1327 in 300 MHz band.

Preliminary works are completed laying grounds for transition to a new digital standard of mobile radio-telephone communications (TETRA). For this purpose JSC CenterTelecom pursuant to decision of GKRCh #57 of July 2, 2003 made a contribution into development of a joint project Federal Mobile Radio Communications Network Using TETRA standard (code TETRARUS).

Deployment of new and expansion of existing multiservice networks continued. All projects made use of a promising MPLS protocol (Multi Protocol Label Switching), enabling best routing solutions for all traffic types. Implementation of the MPLS routing will allow provision of all data services to customers with the highest scalability possible at the moment and ensure the required security and Quality of Service.

Realization of these projects will make it possible to expand the range of services offered to subscribers and extend the service area, consolidate the Company position and imbue a positive image of the Company which offers the whole range of telecom services both traditional (POTS), and advanced and value-added (broadband Internet access, packet telephony, provisioning of Virtual Private IP networks for corporate customers).

The design capacity of the existing Cable TV network was increased by 24,400 subscribers. Cable TV networks in the Kostromskoy, Moscow and Yaroslavski subsidiaries offer an opportunity of providing interactive services.

In order to implement in Russia the Single Payphone Card concept as approved by the Ministry of Communications, payphones were upgraded to allow for usage of the Unified Payphone Card (UPC). Contracts for supply of the cards and security units ProSAM 320 required for adoption of cards were entered into by and between JSC CenterTelecom and JSC NTC. A feasibility study of ugrading legacy universal payphones and selection of new equipment suppliers given the existing operating payphones types was carried out. Contracts on supply of new payphone equipment and upgrading the existing to enable using UPCs were concluded. Simultaneously focused programs of payphone installation and establishing NTC card sale offices were developed.

As of January 1, 2004 there have some 1,223,119 subscribers equipped with per-minute call accounting system. In 2003 the system was commissioned for service in Smolensk and Tula. In Smolensk customers are billed from February 2, 2003, while in Tula individual subscribers are billed from June 1, 2003.

Due to lack of legal regulatory base and enactment of the new Telecommunications Act of July 7, 2003 decision-making on continuing introduction of per-minute call accounting and billing is put off.

In order to provide telecommunications services of JSC CenterTelecom using radio electronic means the following frequency resources are granted:

1. Provision of cellular radio-telephone services using NMT-450 standard in the Ivanovo, Kostroma and Yaroslavl regions.
2. Provision of cellular radio-telephone services using GSM-900 and GSM-1800 standards in the Tambov region.
3. Provision of cellular radio-telephone services using AMPS/DAMPS standards in the city of Tula.
4. Provision of mobile radio-telephone services using MRT 1327 standard (Altay).
5. Provision of paging services; local telephone service using wireless access systems; on-air TV and sound program broadcasting; provisioning of transmission systems using local and trunk lines by means of microwave systems.

Applications are filed for granting permit and allocation of frequency resources, and partially the relevant decisions pf GKRCh are obtained for deployment of multiservice MMDS networks and wireless access networks based on the state-of-the-art equipment: I-Brain and IAS-W (from Intracom, Greece), AS4000 (Airspan, UK), Conopy (Motorola, US) and WipLL (Airspan, UK).

5.1. Investment policies

In 2003 the Company's capital expenditures employed for development totaled RUR7,562 million, or 157.8 % of the actual amount in 2002. Value of fixed assets commissioned for service in 2003 was RUR7,080.1 million, construction in progress was valued at RUR2,036 million.

Investment in fixed assets was financed by the following sources:

- the Company's own funds - RUR2,173.7 million
- including from net profit - RUR500,7 million
- depreciation - RUR1,673.0 million
- raised funds - RUR5,388.2 million
- of which bank loans RUR3,018.8 million
- financing from budgets of constituent entities of the RF: RUR4.7 million

Main areas of capital expenditures in the fixed assets:

- telephone exchanges including transmission lines: RUR5,053.4 million

- intra tariff band trunk lines: RUR447.4 million
- core trunk lines – RUR136.5 million
- long-distance exchanges and switching nodes: RUR65.6 million
- TV and radio broadcasting, radio and satellite communications: RUR8.3 million
- mobile communications: RUR69.67 million
- document transmission: RUR0.16 million
- other: RUR1,620.8 million

The following facilities financed from all sources were commissioned for service:

- 532,636 subscriber telephone lines at telephone switches (120.2% of the planned figure);
- long-distance exchanges: 9,840 circuits (102.9% of the planned number);
- fiber-optic cable links (length): 2,835.8 km (104.1% of the planned figure);

Some RUR760.8 million were invested in adoption of advanced technologies, or over 10% of the total capital expenditures. The funds were channeled to implementation of new technologies, expansion and deployment of multiservice networks, procurement of broadband access equipment including wireless and Cable TV networks.

Table 2

#	Description	measurement unit	2002	2003	YoY growth rate (2003/2002), %
1	Investment into fixed assets, **total including:**	RUR million	**4,791**	**7,562**	**158%**
1a.	**across industry segments**	RUR million	**4,791**	**7,562**	**158%**
	traditional telephony		3,385	4,531	134%
	Domestic long-distance and international telephone service		547	649	119%
	new services and other		859	2,382	277%
1.b.	**reproductive facilities:**	RUR million	**4,791**	**7,562**	**158%**
	new construction		793	1,392	176%
	expansion/development		2,511	3,771	150%
	reconstruction		799	1 429	179%
	upgrade (modernization)		688	970	141%
2.	Company's own funds channeled to financing investment in fixed assets	RUR million	1,744	2,174	125%
3.	Raised funds channeled to financing investment in fixed assets	RUR million	3,047	5,388	177%
4.	Fixed assets commissioned for service	million	4,271	7,080	166%
5.	Subscriber lines commissioned for service	thousand lines	497,661	532,636	107%

5.2. Key network development indicators

Table 3

#	Description	Measurement unit	2002	2003	YoY growth rate (2003/2002), %
1	2	3	4	5	6
1.	Growth of - trunk (intra tariff band) telephone channels, total	channel x km in thousands	8,875.0	**16,440.2**	185.2
	including using digital transmission systems	channel x km in thousands	9046,5	**16,566.85**	183.1
2.	Growth of subscriber telephone sets: total	pieces	259,584	**311,558**	120.0
	including - urban networks	pieces	221,913	**274,693**	123.8
	- rural networks	pieces	37,671	**36,865**	97.9
3.	Growth of outgoing IDD circuits at long-distance exchanges, total	circuits	2,184	**2880,5**	131.9
	including area code zone	circuits	1,721	**1,999**	116.2

Network development

In 2003 local network development was continued based on installation of digital switches enabling expansion of services and improving quality of service.

Local network digitalization (general) as of January 1, 2004 was 42.5 %, with urban networks being 47.8% digital, and rural network digitalization was only 12.6%. The number of electronic switches in 2003 grew by 262, of which 123 was installed on urban networks and 139 switches – in rural networks. Install switching capacity of electronic switches grew by 551,571 lines, of which 515,531 lines were on urban, and 36,040 lines on rural networks.

As of January 1, 2004 there were altogether 8,568 automatic telephone switches in operation on the local network of JSC CenterTelecom having total installed capacity of 6,437,246 lines; on rural networks there were 1,575 automatic telephone switches with total capacity of 5,464,096 lines, and 6,993 switches with 973,150 lines on rural networks. Installed capacity grew by 551,571 lines, of which 515,531 lines on urban, and 36,040 lines on rural networks.

Newly installed, upgraded, reconstructed exchange equipment for 598,873 lines, of which 551,683 lines on urban and 47,190 lines on rural exchanges. Newly installed capacity numbered 408,366 lines, reconstruction added 175,081 more lines; other organizations gave back 15,426 lines, and 270,113 lines were dismantled.

In order to ensure direct dialing for long-distance telephone service and improve quality of local telephone service the Company continued to install electronic equipment for identification of the calling party telephone number. AS of January 1, 2004 some 6,332,097 were equipped with this units (98.4% of the total installed switching capacity of telephone exchanges), of which 5,399,152 lines on urban (98.8% of the total) and 932,945 (95.9%) on rural exchanges. Over 98.9% of the total switching capacity of exchanges was provided with access to IDD.

During the year the Company continued to install fiber-optic cable lines (FOCL) to provide trunk links. Over 2003 the length of FOCLs grew by 1,920 km and reached 4,992 km, of which 4,612 km on urban and 380 m on rural networks. The total number of channels by the year end was 740,649, of which 93.8% was digital transmission channels.

Effort to improve performance of local network continued in 2003. The trend toward better quality of service is evident. Quality indicators significantly improved as compared to the previous year.

Basic telephone sets in CenterTelecom's networks



6 000 000
5 900 000
5 800 000
5 700 000
5 600 000
5 500 000
5 400 000
5 300 000
5 200 000
5 100 000
5 000 000
telephone sets
5 884 910
5 573 352
5 313 768
01.01.2002
01.01.2003
01.01.2004

The total number of subscriber telephone sets as of January 1, 2004 was 5,884,910, of which 4,982,718 sets were on urban, and 902,192 sets on rural networks. Telephone penetration (per 100 inhabitants) was 23 on average across the whole service area of MRC.

Breakdown of CenterTelecom subscribers by segments



8,6%
4,9%
86,5%
residential sector
budget funded organizations
businesses

In 2003 CenterTelecom granted 344,158 applications for provision of access to telephone network. In the reporting year 59,127 individuals eligible for benefits were provided with a telephone line. The total number of remaining applications in 2003 was reduced by 119,007 and totaled 1,105,927.

Breakdown of subscribers by categories did not undergo any substantial changes. Organizations not funded by the relevant budget account for 8.6%; organizations funded by a budget of some level (local, regional, federal) account for 4.9%. Residential sector's share was 86.5% in

2003 making the bulk of subscriber and posing formidable social challenges to JSC CenterTelecom. Technical policies and attention of operating staff are aimed at adequately meeting these challenges.

In the reporting year efforts were continued to upgrade and increase digitalization of long-distance network resources in order to improve quality of operation and service.

In 2003 over 3,328.6 km of fiber-optic transmission links (FOCL) were commissioned for service; the length of intra-tariff band transmission links in the MRC as of the end of 2003 was 29,649 km? with FOCL accounting for 10,748.8 km.

Altogether, installation and making operational intra tariff band FOCLs and upgrade of network node equipment to higher STM levels ensured growth by 16,439.8 thousand channel x km of the intra tariff band long-distance channels, reaching some 37,536.8 thousand channel x km in the whole MRC.

At the moment in all regions of the Company service area digital long-distance switches (EWSD, S-12, AXE-10) are installed. Over the year further efforts were made for further activation of electronic switches making it possible to augment the number of trunk and intra tariff band channels and ensure routing of traffic offered by cellular operators. Utilization level of digital long-distance exchanges at the end of 2003 reached 78%. The increase in utilization level was due to using of SS7 signaling circuits.

New services

Over 2003 JSC CenterTelecom consolidated its positions on the new services market. Within the framework of development in this lucrative and high priority market the Company undertook measures to upgrade and expand existing public and data networks making it possible to improve quality of service and expand their range. In some subsidiaries works continued to deploy wideband access multiservice networks based on FOCL.

These efforts enabled rising visibility and profile of the Company in the eyes of potential customers. Improved Internet access, IP-telephony quality of service, expanded opportunity for VPN provisioning, offerings of high-quality digital TV and radio broadcasting helped the Company fight off customer outflow (churn) to alternative operators, and as consequence, resulted in rising revenues from provision of new advanced services.

For instance, revenue from provision of Internet access jumped by RUR155.6 million reaching (46.2%) RUR492.4 million. Data volume sent over Internet in 167,594 Gb or 1.4 times more than in 2002; including 39,061 Gb over dedicated lines, i.e. 1.6 times up from 2002 level. Usage of switched Internet access via PSTN (dial-up) in 2003 reached 1,149,732 thousand minutes.

The number of CPE units for data and telematic services in 2003 was 202,640; of which 198,474 customers used PSTN access. 194,055 CPE units used Internet, and 190,955 customers used PSTN access.

The second phase of a multiservice network was made operable in the Moscow subsidiary offering advanced services; data networks upgrades were completed in several regional subsidiaries.

In 2003 the Company identified key areas of new service development:

- the Company focus on corporate customers and major accounts;
- promotion of VPN deployment;
- promotion and provisioning of service packs;
- development of IP-telephony;
- provision of Internet access to a wider range of customers.

Serving corporate customers and major accounts

Working with corporate customers and major accounts is one of the Company's pot priorities aimed at new customer acquisition and improving retention rate and loyalty of existing customers.

This market segment both generates stable and substantial revenues (these customers were numbered 1,280 by the end of 2003, while gross revenues amounted to RUR1,835 million, and offer an opportunity to efficiently develop business and rise profile of the Company and its regional subsidiaries. In 2003 the Company initiated development of common arrangements for interaction with corporate customers and major accounts, like Saving Bank of the RF, Pension Fund (state owned), the Ministry of Defense, etc.

The Company treated as a matter of utmost importance its participation in the implementation of the Federal special purpose program e-Russia 2002-2010 approved by the Russian Government. The efforts resulted in provisioning of private networks for several state agencies including the office of the Prosecutor General, Controller's bodies, legislative bodies, State Nuclear Control bodies, State Enterprise Russian Post, State TV and Radio Broadcasting Corporation, the Ministry of Nature of the RF, the Ministry of Education, etc.

Working with Rostelecom and other major telecommunications carriers

In 2003, Order #237 of July 4, 2003 issued by Ministry for Antimonopoly Policies (MAP) of the RF changed arrangements for interconnection settlements between operators for outgoing long-distance traffic. Complying with the Order and making contractual relations between JSC CenterTelecom and OJSC Rostelecom consistent with the respective licenses a Service Agreement between the two companies was concluded and entered into force identifying arrangements for routing domestic long-distance and international traffic between the two parties.

The Agreement became the first centralized contract concluded by the Company with Russia's largest international and domestic long-distance carrier – Rostelecom, and effective across the whole territory of the Central Federal District.

JSC CenterTelecom completed conclusion of common contracts on interconnection and network interoperation with the "big three" cellular operators – JSC MTS, JSC Vympelcom, JSC MegaFon. A package of unified contracts with JSC MTT was executed.

The consistent efforts by October 2003 resulted in interconnection to JSC CenterTelecom network on various levels of the following operators:

- JSC MTS - 12 E1s;
- JSC Vympelcom-Region - 27 E1s;
- JSC MegaFon - 15 E1s;
- JSC MTT - 5 E1s.

Additionally, some 4 thousand subscribers numbers were assigned from JSC CenterTelecom's numbering plan.

5.3. Key economic performance indicators of the Company:

The approved Company's budget (business plan) was executed in line with all key performance indicators.

The Company operations in 2003 generated some RUR20,890 million of revenues from sales of services, exceeding the planned amount by 0.4%, and reaching 127.5% of 2002 revenues.

Production costs in 2003 were by 99.9% in line with the plan and amounted to RUR15,648.5 million, or 128.9% of 2002 costs. The planned costs to generate RUR100 of revenues were 99.5% of the planned amount and in 2003 reached RUR74.9, i.e. by 1.2% higher than the same in 2002, due to new interconnection fees put in place for account settlements with Rostelecom.

Revenues from telecom service totaled RUR20,565.3 million, exceeding by 0.3% the planned amount and amounting to 129.8% of 2002 revenues.

Profit from sales last year totaled RUR5,241.5 million, or 1.9% higher, than was planned, and amounting to 123.1% of 2002 sales profit.

Pre-tax profit reached RUR2,303.9 million, or 6.9 % higher than planned, and 143.6 % of the same in 2002.

Net (undistributed) profit was RUR1,502.6 million, exceeding the planned amount by RUR332.0 thousand (+ 0.02% to the planned amount), and in excess of 138% to 2002 net profit.

Per employee revenue in 2003 amounted to 131.5% of 2002 level, while average monthly salary was RU6,589 last year or 133.1% of 2002 level.

Table 4

Description	2002	**2002 in comparable conditions of 2003 (Order of MoF #674 of 22.07.2003)**	2003	Annual growth rates (2003 over 2002), %
Revenues (less VAT), RUR in thousands	16,389,267	16,389,267	20,890,007	127.5
Tariff revenues, RUR in thousands	15,840,176	15,840,176	20,565,278.2	129.8
Costs and expenses, RUR in thousands	12,131,919	12,131,919	15,648,552	129.0
Pre-tax profit, RUR in thousands	1,641,507	1,603,940	2,303,866	140.4
Pre-tax profit margin, %	13.5	13.2	14.7	1.2
Costs of RUR100 of revenues, RUR	74.0	74.0	74.9	101.2

5.4. Revenue breakdown by customer type and category

Table 5

Service	Total (less VAT and sales tax), RUR in thousands	including	
		budget funded organizations, RUR in thousands	residential sector, RUR in thousands
Revenues, total including:	20,565,278.2	1,415,258.8	12,654,632.0
domestic long-distance and international telephone service	8,553,496.5	589,843.0	4,681,207.0
telephone service, urban networks	7,643,688.0	595,329.3	5,644,934.4
telephone service, rural networks	1,054,306.4	89,998.8	833,645.7
calls from all types of payphones	396,716.5	543.4	377,644.6
document transmission	811,254.2	83,394.8	373,256.6
radio communications and broadcasting, TV and satellite communications	28,122.9	3,459.2	18,311.0
wireline broadcasting	516,118.7	43,703.8	431,140.0
mobile communications	347,640.3	5,786.7	278,584.8
ISDN service	35,694.7	3,137.9	2,840.0
Intelligent Network services	28,281.8	61.9	13,067.9
interconnection and traffic routing	1,149,958.2	0	0


Specific share of a segment in the total revenues from telecom services in 2003, %
Radio communications, TV and radio broadcast 1,7
New services (IP-telephony, Internet, ISDN, Intelligent Networks) 2,7
Interconnection and traffic routing 5,6
ss communications 2,5
Wireline broadcasting 0,1
DLL and international telephone service 41,6
Calls using all types of payphones 1,9
Telephone service, rural networks 5,1
Telephone service, urban networks 37,2
Document transmission 1,6


Specific share of a segment in the total revenues from telecom services in 2002, %
Radio communications, radio and TV broadcast 0,1
Wireless communications 2,3
New services (IP-telephony, Internet, ISDN, intelligent networks) 2,4
Wireline broadcasting 0,1
Domestic long-distance and international telephone service 45,6
Calls using all types of paphones 2,8
Telephone service, rural networks 4,9
Telephone service, urban networks 37,2
Document transmission 1,7

5.5. 2003 Revenue breakdown (aggregate)



Specific share of a segment in the total revenues from telecom services in 2002, %
Radio communications, radio and TV broadcast 0,1
New services (IP-telephony, Internet, ISDN, intelligent networks) 2,4
Wireless communications 2,3
Wireline broadcasting 0,1
Domestic long-distance and international telephone service 45,6
Calls using all types of paphones 2,8
Telephone service, rural networks 4,9
Telephone service, urban networks 37,2
Document transmission 1,7

5.6. Key efficiency indicators of the Company activities

In 2003 all key efficiency targets were met (cf. Table 6). Planned target value of per-line revenue was met by 100.5%, with annual growth rate of 119.1% (over 2002). Planned pre-tax per-line profit was exceeded by 7.1%, and amounted to 133.0% of 2002 level.

Number of lines per employee also grew and reached 84 lines (77 lines per employee in 2002).

Table 6

#	Description	2002	2003	Growth rate, %
1.	Revenue from telecom services per line	2,963	3,528	119.1
2.	Pre-tax profit per line, RUR	297	395	133.0
3.	Revenue per employee, RUR in thousands	227.4	299.1	131.5
4.	Pre-tax profit per employee, RUR in thousands	22,771	32,985	144.9
5.	Number of line per employee, lines	77	84	109.0

5.7. Net assets of the Company

Table 7

	As of January 1, 2004
1. Net assets (total), RUR in thousands	15 530 531
2. Charter (authorized) capital, RUR in thousands	631 200
3. Reserves, RUR in thousands	31 560
4. Ratio of net assets to Charter capital (line 1 to line 2), %	2460,47
5. Ratio of net assets to sum of Charter capital and reserves (line 1/(line 2 + line 3)),%	2343,31

Over the reporting period the Company's net assets grew by RUR1,313,962 thousand or by 109.2%.

VI. HUMAN RESOURCE POLICIES

In the reporting year the key focal points of the human resource policies were strategic and organizational development, motivation and incentive compensation, personnel relations management.

On the incentive compensation side an itemized personnel costs budget was developed, control of its execution was exercised, separate item optimization. The share of personnel costs in the revenues from sales of goods, works and services was 35.9%. The personnel costs breakdown is shown in the chart:


Personnel costs breakdown
5,6
0,4
1,5
22,7
68,9
Payroll
Unified social tax
Non-government pension fund
Voluntary medical insurance
Social bonuses and benefits
Cultural and sports events
Personnel training

Payroll (salary expenses) accounts for the largest share in the personnel costs structure. Overall the Company's payroll expenses grew by 28% over 2002. Average salary per employee grew RUR335 and reached RUR6,589.

Growth of average salary in the Company is shown in the chart:


Growth of average salary in the Company
7000
6000
5000
4000
3000
2000
1000
0
RUR
3793
4946
6589
Average salary

Human resource efficiency was enhanced and improved. Revenue per employee totaled RUR299.1 thousand. Measures were taken to optimize staffing in subsidiaries.

Average workforce in 2003 was 71,645 employees and was reduced by 2.6% as compared to 2002, while average number of full-time employees was reduced by 3.6% (2,657 employees) as compared to 2002 and totaled 69,847 employees.

Social benefits and compensations, salaries and job arrangements in the field were streamlined and unified.

An agreement between CenterTelecom and chairs of regional divisions of the Russian Telecommunications Workers Trade-Union was concluded in 2003 setting forth unified approaches to payroll arrangements for the regional subsidiaries.

The agreement enabled in 2003 smoothly for employees and in compliance with effective legislation streamline fixed part of salaries and benefits and bonuses for job achievements, and package of social benefits and guarantees. The agreement also identified a unified approach to salary setting and job descriptions, work and rest/recuperation. Packages of social benefits and compensations were made to comply with the agreement; the Company continues to work with subsidiaries to make uniform the absolute amount of social expenses and benefits per employee.

Incentive compensation system in the Company is aimed at creating conducive conditions for self-fulfillment by balancing interests of the Company and employees.

During 2003 steps were taken to develop competitive compensation packages for employees.

A single monthly fixed rate for a first grade employee under the Unified Wage Plan was set RUR1,500. In several subsidiaries given differences in the living standards across the regions and average wages in the relevant region the minimal monthly rate was RUR1600, RUR1,650, and RUR1,700 (SmolenskTelecom, Voronezhsvyazinform, Orlovski subsidiary). Raising minimal pay rate enabled changes in salary structure. In a majority of subsidiaries the fixed rate accounted for over 60% of the total.

Staffing policies of the Company aimed at shaping a highly professional staff resulted in qualitative changes of the staff; half of the Company employees has a higher education degree or college education (54% of the total), 73 employees received a Ph.D. or science degree; average age of the employees is 41.2 years. Almost 95 percent of key managers (4,531) has higher education and professional education, while 50 has two higher education degrees, 38 managers have a science degree or academic rank. Top managers and executives are all have higher education, 8 of them has either a Ph.D. or academic rank, and average age of 51.2 years (53.3 years in 53.3).

In 2003 nominees for promotion to higher positions were identified numbered 4,531 taking into account professional, business qualities and age. Of these nominees some 3,323 (734%) has higher education, with 18 nominees (0.545) boasting a Ph.D. or science degree; 29% of the total spent over 5 years in a managerial position. This became a powerful driving force for staff motivation and changes.

As on January 1, 2004 the Company staff positions were by 98.8% filled. Staff replacements were used to fill in most of vacant positions; staff changes in 2003 involved 918 employees, i.e. 84.4% vacant positions were filled with the Company staff. Some positions were filled on a competitive basis with 537 jobs awarded to externally hired employees (Kaluzhski and Tverskoy subsidiaries, Yartelecom, etc.).

Various approaches were used to attract younger professionals having adequate professional expertise, including conclusion of special purpose contracts with higher education institutions and colleges to educate young professionals; campaigns to raise awareness among graduates and school leavers; offering apprentice courses and practical work to students and further employment subject to positive results; awarding special stipends and grants to students and post-graduates.

In 2003 average staff turnover in the Company was reduced by 2.1% as compared to 2002 and totaled 8.5%. Altogether 10,172 staff members discontinued their employment, of whom 566 (5.6%) were made redundant, 709 (6.9%) employees retired, and 5,833 (57.3%) staff left voluntarily. Workers account for 78% of the staff who left the Company, while managers and senior staff account for (21.1%). During the year staff leaving the Company were surveyed to identify the reasons for parting with the Company. Prevailing grounds for leaving the Company voluntarily were personal reasons not related to job (52.3%), dissatisfaction with salary was sited as the reason by 39% of leaving employees. To reduce the staff turnover and improve motivation, anonymous surveys and studies of staff satisfaction with the jobs are made, enabling to identify key issues and develop measures to settle them.

Staff training and human resources development were one of the key objectives of the Company's human resource development policies in 2003. Production and technology development require continuous education, refreshing courses and training, gaining of expertise and knowledge by personnel. In 2003 24,144 employees took refreshing and training courses, 107 more staff were trained abroad, i.e. 33.8% of the total staff took some training in 2003.

In-house training included on-the-job training (tutorship, performing training tasks, job rotation), economic and production training and training courses at 6 training centers of the Company. Out of the Company training was arranged on the basis of contracts on personnel development and higher qualification of the Company staff with various educational and training institution (MTUSI Institute of Higher Qualification, training center Sodeistvie, Science and Training Center Rezonanse, Business-Seminars LLC, etc.). Overall 2,392 employees are involved in additional education programs, or 3.3% of the total staff, of which 16 are trained under the Presidential and MBA programs.

VII. The COMPANY DEVELOPMENT OUTLOOK

The total installed switching capacity of CenterTelecom is over 6,437 thousand lines and currently its network is the largest public telephone network in Russia.

B itching equipment of more than 20 makes is now used in the network. Some are foreign made (EWSD, S-12, Si-2000, AXE-10 as long-distance exchanges), other are locally produced (EuroKvant, TOC, Elcom, etc.). Uncoordinated development of regional telephone networks resulted in installation of superfluous equipment, numerous software versions; so the task of gradually reducing the variety of equipment and software is one the Company's key objectives.

Switching equipment to be installed and put into service in 2004 will be in line with the industrial recommendations (makes of the switches are EWSD, S-12, Si-2000, EuroKvant).

By the end of 2004 it is planned to install over 630 thousand lines at telephone exchanges of JSC CenterTelecom.

CenterTelecom's subsidiary in the Tambov region (Tambov Elektrosvyaz) plans to extend coverage and further develop its cellular network using GSM standard, increasing capacity by 20 thousand subscribers.

In 2004 JSC CenterTelecom will start building Network Call Center. At the initial stage the Center equipment will be installed in the Moscow, Kaluzhski and Yaroslavski subsidiaries of JSC CenterTelecom.

In order to improve quality of domestic long-distance and intra-tariff band service, long-distance exchanges are planned to be installed in Tula and Yaroslavl; several subsidiaries will upgrade their long-distance exchanges implementing SSP/IP in 2003.

Outgoing international telephone traffic of the MRC should reach 1,271.88 million calls by the end of 2004.

Deployment of rings and radial lines with digital transmission systems will make it possible to link to the trunk network some 409 exchanges (of which 396 are digital ones) by 2007 end (across the CFD and merged companies), or 95.6% of the total number of exchanges by 2007 end and 99% of the total number of digital exchanges.

In order to offer a broader rage of services on the network implementation of a new promising technology – packet switching (SoftSwitch) will start this year based on the following premises:

- packet switching is viewed not as a competitor to the traditional telephony, but as a basic technology for telephony; ·
- the existing public network equipment should be modernized and upgraded in line with convergence with the multiservice network being deployed;
- in selecting new equipment for installation preference should be given to switches supporting SoftSwitch functions.

Development of the access network will enable to ensure uniform access not only to the public telecommunications network, but also to other networks including multiservice networks. Wireless access systems, V.5 interface units, xDSL equipment will be used to ensure network access. A contract with Intracom is signed for installation in 2004 of broadband access equipment IAS-W and IAS-F with total capacity of 3,730 ports.

Selection of suppliers of basic equipment and materials is made on a competitive basis according to provisions on conducting tenders approved by a decision of the Company's Management Board on December 30, 2003.

The choice of suppliers is made ensuring level playing field for all bidders, subject to technical policies pursued by the Company, quality of the offered equipment (services), delivery cost, price quotations for the equipment and accessories, installation and maintenance services, payment terms and conditions. Price quotation is not the ultimate characteristic for the supplier selection.

Bidders and their bids are qualified according to criteria, requirements or procedures identified before publishing tender invitation. Depending on specifics of the product group the tender commission makes a decision on the priorities of the criteria for awarding a contract.

Criteria, requirements and procedures shall be non-discriminatory and equal for all bidders.

Tenderers shall not be directly or indirectly connected at any level of corporate management or linked to organizations engaged for providing consulting services for arranging the tender.

Selection of the supplier is started from reviewing the most competitive bid.

Currently a rural network development program is developed, anticipating deployment of wireless point-to-multipoint access and DECT technology. These have been already implemented for telephone service provision in sparsely populated localities of the CFD. Advantages of wireless access systems are: lower capital expenditure requirements as compared to wire line access, reduced duration of system installation and subscriber connection, quality service in the range of 5 km of the base station; provision of local international, domestic long-distance services and Internet access.

For the current year it is planned to install 3 thousand km of fiber-optic links; around 3,900 km of digital transmission lines will be built to connect digital switches to long-distance exchanges. On intra-tariff band distribution networks, which are expected to remaining mixed analog-digital within next 3 years, SDH equipment level 1, 2 and 3 is to be installed combined with existing PDH systems. SDH equipment manufactured by Siemens, Alcatel, ECI, etc. will be used as basic transmission systems.

At the urban network level the main solution is transition to ring topologies, improving reliability and resilience of networks. Local distribution networks will be developed using hybrid fiber-optic and metallic cables. Trunk links connecting local and long-distance exchanges on urban networks will be installed using only fiber-optic cable links featuring state-of-the-art transmission systems.

In order to improve transport of all traffic types a part of SDH transport resources of public networks will be used to provision higher level transport networks using MPLS/IP, ATM and other packet switching technologies.

Deployment of a state-of-the-art transport network will enable implementation of network management system in CenterTelecom complying with the general concept of network management (TMN), and in future – support of intelligent network and integration into network management system of Russian Nationwide Interconnected Network.

Local telephony

The top priorities of the Company in the development of local service:

- improving telephone penetration based only on effective demand to ensure pay off of investment. Primary focus on businesses and affluent population (condominiums and town-house settlements);
- improving local network digitalization through upgrade of outdated equipment;

Long-distance service.

Given the growing intensity of long-distance service usage and its contribution to the Company's revenues the Company put the emphases in the development of long-distance services:

- expansion of intra-tariff band circuits to cut the number of failed calls;
- introduction of unified phone cards enabling roaming across the whole services area of the MRC;
- elaboration of measure to market and promote phone cards;
- implementation of new technologies encouraging existing customer to use long-distance services;
- development of new services encouraging usage of long-distance service (conference calls, telemedicine, etc.);
- focus on customers – potentially high-volume users of long-distance service (business sector).

Internet access

Currently Internet penetration in the CFD is fairly high. Promoting Internet access in the district the Company aims at:

- more aggressive offerings of dedicated access as an alternative to dial-up access;
- developing offerings of broadband network access;
- aggressive marketing of corporate solutions;
- aggressive promotion of services based on multiservice networks;
- participation in e-Russia program.

Promoting Internet access for the residential sector the Company aims at:

- focusing on urban youth audience (setting up Internet cafes, etc.);

- working with educational, training and other social institutions;
- issuing a unified phone card including opportunity of using Internet access.

Packaged services

Packaged services are among the most promising, as can include the whole range of services offered by the Company and improve customer value and profit margins. Priorities in the service packs are given to shaping standard service racks making use of multiservice network features and focusing on various user categories.

Intelligent Network Services

Demand for IN services in the West grows exponentially. In Russia increasing attention to these services is also evident (personal portable number, free 800-number, VPNs, Call Centers, etc.). That is why development of Call Center services and VPNs (including based on multiservice networks) is one of the top priorities of JSC CenterTelecom. The services may be targeting both residential and business customer.

IP-telephony based services

One of the most promising development areas of telecommunications. The Company pays significant attention to it.

Prepaid cards (Internet cards, Unified universal cards, payphone cards) and universal payment cards.

Prepaid cards offers a convenient and well-established among users means of payment for telecom services. Particularly promising is the universal (unified) card, which in addition to above features encourages demand for various services.

VIII. APPROPRIATION OF THE UNDISTRIBUTED PROFIT BY THE COMPANY

8.1. Key channels of undistributed profit applications in 2003

Table 8

#	Description	Unit	2003год	
			Approved by general meeting of shareholders	Reported
1	2	3	4	5
1.	Remaining undistributed profit of the previous years as on 01.01.03, to be allocated	RUR in thousands		
	Main usages			
a)	to cover losses	RUR in thousands		
b)	allocations to reserves			
c)	to increase shareholder capital in the part of undistributed profit of previous years	RUR in thousands		
2.	Undistributed profit of the reporting year	RUR in thousands	1084300	1084300
	Main channels of using the undistributed profit of the reporting year;			
a)	to cover losses of previous years			
b)	allocations to reserves % of the net profit	RUR in thousands %	3722 0.34	3722 0.34
c)	allocations to special employee stock ownership fund (if provided for by founding documents)	RUR in thousands %		

	% of the net profit			
d)	dividend payments % of the net profit	RUR in thous, %	260000 23.98	260000 23.98
e)	to increase shareholder capital in the part of undistributed profit of the reporting year % of the net profit	RUR in thousands %	820578 75.7	820578 75.7

8.2. Main planned allocations of undistributed profit for 2004

Table 9

#	Description	Unit	2004 Plan
1	2	3	4
1.	Undistributed profit of the reporting year	RUR in thousands	1502563
	Main channels of using the undistributed profit of the reporting year:		
a	to cover losses of previous years	RUR in thousands	
b	allocations to reserves % of the net profit	RUR in thousands %	
c	allocations to special employee stock ownership fund (if provided for by founding documents) % of the net profit	RUR in thousands %	
d	payments of dividends, % of the net profit	RUR in thousands %	347297 23.11
e	to increase shareholder capital in the part of undistributed profit of the reporting year, % of the net profit	RUR in thousands %	1155266 76.9

IX. REPORT ON DECLARED (ACCRUED) DIVIDENDS ON THE COMPANY SHARES

- date of passing the decision on payment of yearly dividends for 2002 at the general meeting of shareholders – June 24, 2003;
- the general meeting of shareholders on June 24, 2003 passed a decision to pay dividends:
  - on preference Class A shares – by August 23, 2003;
  - on ordinary shares – by December 31, 2003.
- actual date of starting making dividend payments on ordinary and preference shares – August 13, 2003;
- dividends due per share:
  - RUR0.206143 per preference Class A share;
  - RUR0.096052 per ordinary share
- payments are made in cash;
- total amount of paid dividends for 2002 as on March 31, 2004: on ordinary shares – RUR149,638,127.21; on preference share - RUR107,068,052.40;
  the ratio of paid out dividends to the total dividends due for payment is 98.7329%.

Declared (accrued) dividends on the Company's shares (per share amount) over years.

Table 10

	2002		2003*	
Type of shares	amount RUR	% of the par value	amount RUR	% of the par value
Ordinary	0.096052	32	0.124867	41.6
Preference Class A	0.206143	68.7	0.285662	95.2

Note: * The dividend amount is recommended by the Board of Directors for approval by general meeting of shareholders.

X. INFORMATION ON THE MOST SIGNIFICANT DEALS

In the reporting year the Board of Directors of the Company reviewed and approved the following transactions, deals and agreements:

1. <u>Requiring approval of the Board of Directors pursuant to the Company's Charter:</u>

- Two transactions with ACB Moscow Business World (MDM)

Loan agreement
Subject-matter: Granting loan facility
- Loan facility, amount RUR375,000,000.00
- Enter into force: as of signing.
- Effective until obligations are met in full
- Other essential terms and conditions: application of the loan: ordinary business activities, interest rate: 15 percent p.a.

Loan agreement
- Subject-matter: Granting loan facility
- Loan facility, amount: RUR375,000,000.00
- Enter into force: as of signing
- Effective until obligations are met in full
- Other essential terms and conditions: interest rate: 15 percent p.a.

- Two transactions to pledge property as security of a loan facility granted by ACB MDM Bank and Private JSC MDM-Trust.

Property pledge agreement
- Value of the pledged property: RUR457,828,770.00

Property pledge agreement
- Value of the pledged property: RUR457,828,770.00
- Both agreements are Effective as of: date of signing
- Effective until obligations under loan agreements are met in full
- Other essential terms and conditions: pledged property is retained by the Chargor – JSC CenterTelecom with ownership and usage rights.

- Two deals with Private JSC Verisell-Telecom on supply of equipment and software.

Contract #21-VT
- Contract value is USD5,468,310.00
- Effective as of: date of signing

Contract #22-VT
- Contract value is RUR12 028 506,00
- Effective as of: date of signing

Both deals are effective until obligations are met in full.
Other essential terms and conditions: payment with promissory notes issued by Vneshtorgbank.

- Two deals with Vneshtorgbank (VTB):

Loan agreement
- Subject-matter: granting loan facility
- Loan facility amount: USD17,496,816.00

Property pledge agreement
- Subject-matter: property pledge as loan security.
- Value of pledged security: USD12,247,771.20

Other essential terms and conditions: pledged property is retained by the Chargor – JSC CenterTelecom with ownership and usage rights.

Both agreements enter into force as of the date of signing and are effective until obligations under loan agreement are met in full.

- Three deals involving ACB Saving Bank of the RF

Surety agreement
- Subject-matter: surety in favor of RTC Leasing under loan facility agreement for the CFD concluded between JSC RTC-Leasing and AB Saving Bank of Russia.
- The Company's liabilities will not exceed the following amounts:

loan facility amount for 5 years not exceeding Russian rouble equivalent of Euro60,148,290; to be withdrawn in Russian roubles at the Central Bank exchange rate effective at the drawing date according to loan facility agreement #9175 between JSC RTC-Leasing and Saving Bank of the RF.
maximal interest rate: 16 percent p.a.
use fee for available loan facility: 0.1 percent p.a.;
delayed payment charge for principal or interest repayment at the CB refinancing rate multiplied by 1.5;
- other essential terms and conditions: the right of direct debiting of the overdue debt from the surety accounts specified in the surety agreement;

General framework loan facility agreement
- Loan facility amount: RUR800,000,000
- Other essential terms and conditions: interest rate shall not exceed 15.5 percent p.a.; loan availability (commitment) fee of 0.05 percent p.a. is charged from the available amount; loan facility maturity term is one a half years.

General framework loan facility agreement
- Loan facility amount: RUR2,000,000,000
- Other essential terms and conditions: interest rate not in excess of 16 percent p.a., maturity term: 5 years.

All agreements enter into force as of the date of signing and remain in effect until obligations are met in full.

- Loan agreement with IC Troyka-Dialog

- Subject-matter: loan facility
- Loan amount: RUR375,000,000.00
- Effective of the date of loan granting.
- Remains in force until obligations are met in full.
- Other essential terms and conditions: interest rate is 15 percent p.a., repayment not later than placement end date of bonds set by the bond issue prospectus, or not later than upon expire of 3 months from receiving the loan amount on the borrower's correspondent account with the bank where the borrower opened its account, whichever occurs earlier.

- Loan agreement with Private JSC Commercial Bank for Entrepreneurial Activities GUTA-BANK

- Subject-matter: granting loan facility
- Loan facility amount: RUR450,000,000.00
- Effective as of the date of signing.
- Remains in force until obligations are met in full.

- Other essential terms and conditions: the loan usage: financing current assets; interest rate: 15 percent p.a.

- Loan facility agreement with JSC Joint-Stock Commercial Bank Trust and Investment Bank

- Subject-matter: granting a loan facility.
- Loan facility amount: RUR500,000,000.00
- Effective as of: date of signing
- Remains in force until obligations are met in full.
- Other essential terms and conditions: loan facility purpose: financing current assets; interest rate up to 16 percent par annum.

2. Related party transactions: the related party: V. Belov

- 46 transactions with JSC RTC-Leasing under financial lease agreements (property lease):

Contract # 797-204/03
- The price of equipment is RUR17,755,651.00 (including VAT).

Contract #795-204/03
- The price of equipment isRUR50,161,113.60 (including VAT).

Contract #796-204/03
- The price of equipment is RUR85,899,533.00 (including VAT).

Contract #816-204/03
- The price of equipment is RU225,228,779.00 (including VAT).

Contract #817-204/03
- The price of equipment is RUR185,235,481 (including VAT).

Contract #818-204/03
- The price of equipment is RUR71,893,865 (including VAT).

Contract #822-204/03

- The price of equipment is RUR40,856,807 (including VAT).

Contract #829-204/03
- The price of equipment is RUR128,168,569.00 (including VAT).

Contract #830-204/03
- The price of equipment is RUR143,688,934.00 (including VAT).

Contract #831-204/03
- The price of equipment is RUR57,674,838 (including VAT).

Contract #832-204/03
- The price of equipment is RUR48,461,281 (including VAT).

Contract #833-204/03

- The price of equipment is RUR72,850,765 (including VAT).

Contract #785-204/03
- The price of equipment is RUR17,685,676.00 (including VAT).

Contract #894-204/03
- The price of equipment is RUR49,467,584.40 (including VAT).

Contract #798-204/03
- The price of equipment is RUR309,936,259.00 (including VAT).

Contract #800-204/03
- Contract value is RUR94,785,295.00 (including VAT).

Contract #801-204/03
- Contract value is RUR185,057,319.00 (including VAT).

Contract #803-204/03
- Contract value is RUR73,457,213.00 (including VAT).

Contract #863-204/03
- Contract value is RUR15,849,596.00 (including VAT).

Contract #865-204/03
- Contract value is RUR90,608,328.00 (including VAT).

Contract #866-204/03
- Contract value is RUR25,444,286.00 (including VAT).

Contract #860-204/03
- Contract value is RUR12,247,003.00 (including VAT).

Contract #861-204/03
- Contract value is RUR57,137,384.00 (including VAT).

Contract #862-204/03
- Contract value is RUR16,149,388.00 (including VAT).

Contract #867-204/03
- Contract value is RUR30,551,784.00 (including VAT).

Contract #864-204/03
- Contract value is RUR83,353,834.80 (including VAT).

Contract #869-204/03
- Contract value is RUR12,647,260.00 (including VAT).

Contract #871-204/03
- Contract value is RUR17,623,472.00 (including VAT).

Contract #872-204/03

- Contract value is RUR169,696,502.00 (including VAT).

Contract #875-204/03
- Contract value is RUR320,975,525.00 (including VAT).

Contract #878-204/03
- Contract value is RUR18,242,246.40 (including VAT).

Contract #879-204/03
- Contract value is RUR8,665,009.20 (including VAT).

Contract #880-204/03
- Contract value is RUR22,095,768 (including VAT).

Contract #881-204/03
- Contract value is RUR3,610,981.20 (including VAT).

Contract #882-204/03
- Contract value is RUR4,750,754.40 (including VAT).

Contract #888-204/03
- Contract value is RUR4,204,269.60 (including VAT).

Contract #891-204/03
- Contract value is RUR44,802,984.00 (including VAT).

Contract #907-204/03
- Contract value is RUR40,170,406.80 (including VAT).

Contract #908-204/03
- Contract value is RUR33,179,114.40 (including VAT).

Contract #911-204/03
- Contract value is RUR181,349,511.60 (including VAT).

Contract #791-204/03
- Contract value is RUR64,986,745.00 (including VAT).

Contract #792-204/03
- Contract value is RUR45,506,333.00 (including VAT).

Contract #789-204/03
- Contract value is RUR44,829,358.00 (including VAT).

Contract #786-204/03
- Contract value is RUR117,341,492.00 (including VAT).

Contract #784-204/03
- Contract value is RUR57,261,904.00 (including VAT).

Contract #790-204/03
- Contract value is RUR148,392,972.00 (including VAT).

All contracts entered into with JSC RTC-Leasing enter into force as of the date of approval by governing bodies of the parties involved and signing by their authorized representatives.
Remain in force until obligations are met in full.
Other essential condition of all agreements: ownership rights are transferred to the Lessee after all leasing payments are made.

- Three deals with Private JSC RusLeasingSvyaz under financial leasing (property lease) agreements, where the following persons were related parties: R. Amaryan, A. Lopatin.

Contract #85
- Contract value is RUR147,429.47 (including VAT).

Leasing agreement
- Contract value is RUR2,755,131.69 (including VAT).

Leasing agreement
- Contract value is RUR5,704,855.14 (including VAT).

All agreements with Private JSC RusLeasingSvyaz enter into force as of the date of signing of the agreement, loan agreement with the bank and approval by governing bodies of the parties.
Remain in force until obligations are met in full.
Other essential condition of all agreements: the Lessor shall transfer the leased item to the ownership of the Lessee within 14 days after fulfillment by the latter of all terms and conditions of Leasing Agreement and payment by the Lessee of the full amount of leasing payments; insurance of the leased item is by the Lessee.

- Services of maintaining the register of owners of bearer securities with Private JSC Registrator-Svyaz

- Related party transaction: R. Amaryan
- Subject-matter: provision of services for maintaining register of owners of bearer securities issued by JSC CenterTelecom
- Subscriber fee is RUR7.50 quarterly per owner registered in the register
- Effective as of: date of signing
- Validity term: valid for indefinite term.

- Three deals with JSC National Payphone Network (NTS): related parties: R. Amaryan, V. Yashin

Agency agreement
- Subject-matter: sales of payphone cards of JSC NTS.
- Cost of services provided under the agency agreement for sales of payphone cards of NTS is RUR12,000,000.00
- Validity term– 1 year as of the signing date
- Other essential terms and conditions: the agent set the retail price of the cards independently; upon submitting an order the agent shall pay to the principal an advance of RUR15 per card.

Card acceptance agreement
- Subject-matter: regulation of relations between JSC NTS and JSC CenterTelecom in the course of using payphone cards of NTS by users for making payments for telephone calls placed via payphones operated by JSC CenterTelecom.
- The uniform internal price of one unit of the payphone cards of NTS regardless of its capacity is RUR1.08 (including VAT).

- Validity term– one year from the signing date.
- Other essential terms and conditions: JSC CenterTelecom shall provide services paid for through payphone cards of NTS according to independently set rates.

Sale-purchase agreement

- Subject-matter: sale-purchase of security modules ProSam 320.
- The price of security modules ProSam 320 is USD12,000
- Validity term– until obligations are met in full.
- Other essential terms and conditions: the quantity of security ProSam 320 is 375 pieces, the price of a security module ProSam 320 is USD32; delivery – 1Q2003

Agreement on cooperation in provision of telecommunications services according to the Program of Telephone Line Installation in sparsely populated areas of the Central Federal District.

- Subject-matter of the agreement: transfer of payphone equipment by JSC National Payphone Network to the operator – JSC CenterTelecom for free of charge operation. The equipment was purchased at the expense of the Ministry of Communications. JSC CenterTelecom shall install the payphone equipment and provide line and switching capacity; provision of telecom services by JSC CenterTelecom.
- The settlement rate for telecommunications services rendered by JSC CenterTelecom to residential customers shall be calculated as the traffic volume (measured in accounting units) multiplied by RUR1.08 (one rouble eight copecks) (including VAT).
- Remain in force within 5 years from the date of signing.
- Other essential terms and conditions: the period for payphone equipment installation is June-July 2003.

All agreements enter into force from the date of signing.

- Four deals with JSC Central Telegraph for rent of non-inhabited buildings. Svyazinvest was a related party in making the deals, as Svyazinvest owns over 20% of voting shares of JSC CenterTelecom and over 20% of voting shares of JSC Central Telegraph.

Rental contract

- Rental payment for 11 months and 25 days amounted to RUR74,919.44, including VAT.
- Rent period: from December 1, 2002 through November 25, 2003

Rental contract

- Rental payment for 11 months and 25 days amounted to RUR223,693.14; including VAT (20 %) of RUR37,282.19
- Rent period: from January 5, 2003 through December 31, 2003

Rental contract

- Annual rental payment amounted to RUR195,741.40, including VAT.
- Rent period: from July 30, 2002 through June 30, 2007

Rental contract

- Annual rental payment amounted to RUR17,525.41, including VAT.
- Rent period: from July 30, 2002 through June 30, 2007

- Four deals with JSC Central Telegraph for rent of non-inhabited buildings. Mr. V. Yashin and Mr. A. Lopatin were related parties in making the deals.
-

Rental contract

- Total rental payment amounted to RUR874,800.00, including VAT.
- Rent period: through June 29, 2004

Rental contract
- Total rental payment amounted to RUR41,040.00, including VAT.
- Rent period: through June 29, 2004

Rental contract
- Total rental payment amounted to RUR674,100.00, including VAT.
- Rent period: through June 29, 2004

Rental contract
- Total rental payment amounted to RUR347,400.00, including VAT.
- Rent period: through June 29, 2004

- Three deals in making which Mr. V. Yashin, Mr. A. Lopatin, Mr. V. Belov and Mr. G. Finger were related parties.

Rental contract
- Total rental payment amounted to RUR17,820.00, including VAT. Total monthly rental payment amounted to RUR1,620.00, including VAT.
- Rent period: from August 1, 2003 through June 30, 2004

Rental contract
- Rental payment for 11 months and 25 days amounted to RUR74,919.44, including VAT.
- Rent period: 11 months from the date of signing.

Telecommunications service agreement
- Subject-matter: provision of telecommunications services.
- Contract value is based on the effective rates charged for telecommunications services
- Remains in force through December 31, 2003 with an option of renewal.

All agreements enter into force from the date of signing.

- Equipment supply contract and provision of services with NTC COMSET

Mr. R. Amaryan is a related party in making the deal.
- The contract price is USD1,261,210.00 (one million two hundred and sixty one thousand two hundred and ten dollars).
- Remains in force until obligations are met in full.

Effective as of: date of signing

- Three deals with JSC Moscow City Telephone Network. The following persons were related parties in making the deals: Mr. R. Amaryan, Mr. A. Lopatin.

Contract for Right of Way in the telephone cable ducts
- Contract price per month is RUR34,855.20, VAT excluding.
- Rent period: from July 1, 2003 through June 1, 2004 r., under the condition of renewal.

Contract for Right of Way in the telephone cable ducts
- Contract price per month is RUR34,683.60, VAT excluding.
- Rent period: from May 1, 2003 through April 1, 2004, under the condition of renewal.

Agreement for rent of uninhabited buildings. JSC Svyazinvest was a related party in making the deal as Svyazinvest owns over 20% of voting shares of JSC CenterTelecom and over 20% of voting shares of JSC Moscow City telephone Network.
- Annual rental payment amounted to RUR1,026,630.00, including VAT.
- Rent period: from January 3, 2003 through December 15, 2003

All agreements enter into force from the date of signing.

- Three deals with JSC Rostelecom in making which the following persons were related parties: Mr. R. Amaryan, Mr. V. Belov, Mr. V. Yashin, Mr. A. Lopatin, Mr. S. Avdiants.

Agreement on terminating contracts between JSC CenterTelecom and JSC Rostelecom on provision of telephone traffic carrying services to each other.

- Subject-matter: agreement on arrangements for terminating contracts in the part governing provision of telephone traffic carrying services to each other due to conclusion of a new network interconnection agreement.
- Remains in force until obligations are met in full.

Network interconnection agreement

- Subject-matter: provision of services of carrying international and domestic long-distance telephone traffic by the parties to each other.
- Settlements for carrying domestic long-distance outgoing traffic in the ABC area of JSC CenterTelecom shall be performed according to approved Orders of the Ministry for Antimonopoly Policies (MAP) #237 and #1078 of July 4, 2003 and October 15, 2001 respectively according to linear accounting rates of JSC Rostelecom and terminating accounting rates of ABC/DEF areas of other telecommunications carriers (and other ABC areas of the Company) terminating the calls.
- settlements for services related to carrying domestic long-distance telephone traffic incoming to ABC areas of JSC CenterTelecom shall be performed according to terminal settlement rates of ABC areas of JSC CenterTelecom approved by Order #1078 of the MAP of Russia of October 15, 2001.
- Validity term: valid for indefinite term.

Rental contract for uninhabited buildings

- Total rental payment amounted to RUR26,100.00 (VAT exclusive) per month.
- Rent period: from November 1, 2003 through August 31, 2004

All agreements enter into force from the date of signing.

- Two deals with Girposvyaz in making which JSC Svyazinvest was a related party as owning over 20% of voting shares of JSC CenterTelecom and owning over 20% of voting shares of JSC Giprosvyaz.

Contract for survey and design works

- Total contract value is RUR8,129,591, plus VAT.
- The period of completing the works for all sites: from February 12, 2003 through December 29, 2003

Rental contract for a part of an uninhabited building

- The total amount of rent for one quarter is RUR318,012.50, VAT excluding.
- Rent period: from April 15, 2003 through March 15, 2004

All agreements enter into force from the date of signing

- Contract with Private JSC Mobile telecommunications for provision of services related to making preparations for seminars

- The following persons were related parties in making the deal: Mr. R. Amaryan, Mr. A. Lopatin
- Contract value is RUR430,000 (including VAT).
- Effective as of: date of signing
- Remains in force until obligations are met in full.

- Rental contract for a part of an uninhabited building with Private JSC CenterTelecomService

- The following person was a related party in making the deal: Mr. R. Amaryan
- The contract price – the quarterly rental is an amount equivalent to USD13,011.77, including VAT.
- Effective as of: date of signing
- Rent period: 360 days from the execution

XI. INFORMATION ABOUT THE COMPANY'S INTEREST IN OTHER ORGANIZATIONS PROVIDING TELECOMMUNICATIONS SERVICES (INTEREST IN THE CHARTER CAPITAL IS AT LEAST 10%)

Table 12

#	Organization	Core business	Share in the Charter capital of the Organization, %	Contribution to the Charter capital, RUR in thousands	Key performance indicators		
					Number of subscribers/ lines	Revenues, RUR in thousands	Net profit, RUR in thousands
1.	Teleport Ivanovo LLC	data services; cellular and paging services; trade in communications equipment	100,00	151,250	1,179 subscribers	5,742	-361
2.	MobilCom LLC	mobile telephone service using MPT-1327, ST-II	100,00	2 250,000	220 subscribers	3688	-2015
3.	VladPage LLC	personal radio paging services using ROSSAG standard and 157.925 Hz frequency	75,00	41,250	160 subscribers	506	-74
4.	Private JSC CenterTelecom Service	telecom and data services, telematic services, circuit lease	74,90	74,900	60 lines	6284	454
5.	Private JSC CenterTelecom Service of the Moscow region, CTCS MO	data and Internet	51,00	51,000	425 subscribers	64153	8302
6.	Vladimirski Payphone LLC	deployment of universal card payphones for local, DLD and international telecom services, telephone service cards	51,00	92,500	1 307 lines	15652	374
7.	Private JSC Telecom of the Ryazan region	local telecom services	50,90	22,905	8 224 subscribers	25572	-8481

8.	Private JSC TeleRossVoronezh	an agent of Sovintel for telecom and information services, investments in telecom network development	50,00	585,361	operating under an agency agreement	15177	960
9.	Private JSC Vladimir Teleservice	telematic and data services	50,00	11,000	1 045 subscribers	13238	522
10.	Private JSC Cellular Communications of Black Soil Area (Chernozemie)	cellular NMT-450 communications	45,00	28,800	4 968 subscribers	41325	-25536
11.	Private JSC Kaluzhskaya Cellular Communications	cellular NMT-450 communications	42,00	8,400	1 429 subscribers	12778	-320
12.	Private JSC Smolenskaya Cellular Communications	cellular communications AMPS-800, GSM-900 standards	40,00	2 349,200	2 827 subscribers	20135	-22932
13.	Private JSC Ryazanskaya Cellular Communications	cellular NMT-450 communications	40,00	12,000	1 400 subscribers	12264	-1994
14.	Private JSC Tverskaya Cellular Communications	cellular NMT-450 communications	40,00	12,000	1 444 subscribers	17362	-3370
15.	Private JSC Bryanskie Cellular Networks	cellular NMT-450 communications	34,38	275,000	699 subscribers	9440	-56354
16.	Private JSC Belgorodskaya Cellular Communications	cellular AMPS-800 communications	30,00	1 749,000	1 975 subscribers	6545	-7144
17.	Radiopaging Inc. Company Private Stock Company	liquidation underway	30,00	147,233	liquidation underway		
18.	Rating LLC	UHF, VHF, FM on-air and wireline broadcasting	29,39	36,316	no	824	-284
19.	Tver Telecom LLC	local and intra area code telephone service; data,	26,00	50,436	250 subscribers	42782	-14785

		telematic services, local, DLD and international service on a dedicated network					
20.	JSC Telecommunications Company Rinfotels	data and telematic services, Internet access	26,00	79,040	300 subscribers	8852	463
21.	Trunksvyaz LLC	mobile telephone services	25,00	25,000	18 subscribers	278,1	12,6
22.	RadioLine LLC	works and services for deployment and operation of paging service	13,00	0,650	140 subscribers	603	45
23.	Private JSC OskolTelecom	Cable TV, telematic service, local telephone service, data	12,41	1,886	15 921 subscribers	11558	-4601

EXPLANATORY NOTES

to Table 12 of the Annual Report of JSC CenterTelecom for 2003

1. Teleport Ivanovo LLC

Core business: data network services (license #10855 of 09.10.1998) and telematic services (license #14770 of 07.04.00). Teleport Ivanovo LLC also offers agent and commission service (cellular NMT 450i communications Yartelecom, JSC Vympelcom (trade mark BeeLine), paging of Ivtelecom – a subsidiary of JSC CenterTelecom) and sells communications equipment wholesale and retail.

Teleport Ivanovo LLC provides a range of services using dedicated and dial-up access. The Its network topology interconnected with national and foreign networks, its reliability, making use of high-speed transmission channels, modern equipment and advanced data technologies, Frame Relay, TCP/IP enable to satisfy demand for modern telecom services of various customer types.

In February 2003 a dial-up prepaid card Internet access platform was put into operation.

In March 2003 Teleport-Ivanovo LLC opened a data node (ATC-30/32) and started provision of high-speed Internet access using SDSL lines; in October a data network node was put into service (ATC-23/29) based on ADSL technology.

2. MobilCom LLC.

MobilCom LLC offers mobile telephone radio communications services using MRT-1327 and ST-II standards, license #20865 for provision of mobile radio telephone services valid till February 7, 2007.

As of early 2003 the company served 10 base stations in Vladimir and the region: towns of Murom, Sugoda, Kovrov, Gus'-Khrustalny, Vyazniki, Yuriev-Polski, and Krasnaya Gorbatka community (Selivanovo area), Vol'ginski community (Petushinski area).

In 2003 MobilCom LLC technical department made software upgrade enabling improved quality of service; and provisioning of digital channels in the towns of Alexandrov, Murom, Krasnaya Gorbatka.

3. VladPage LLC.

VladPage LLC offers personal radio-paging services using ROSSAG standard and the frequency of 157.925 Hz, having license #18583 for provision of personal radio-paging services valid till June 29, 2006.

4. Private JSC CenterTelecomService

Private JSC CenterTelecomService was set up in 2003 for provision of local, domestic long-distance and international service in the CFD, and data, telematic and channel lease in Moscow and the region and CFD.

The company obtained licenses for types activities.

- #28993 of 01.12.03 – local telephone services in the CFD
- #28608 of 31.12.03 lease of channels in the Central Federal District
- #28227 of 02.10.03 telematic services in the Central Federal District
- #28228 of 02.10.03 data services in the Central Federal District
- #28429 of 31.10.03 local, domestic long-distance and international services in the Central Federal District
- #26264 of 23.05.03 international telecom services and channel lease in Moscow and the Moscow region
- #25921 of 23.05.03 data services in Moscow and the Moscow region
- #25922 of 23.04.03 telematic services in Moscow and the Moscow region

5. Private JSC CenterTelecomService of the Moscow region

Private JSC CenterTelecomService of the Moscow region (henceforth CTCS MO) offers dial-up and dedicated Internet access and data services based on analog X.25 network and digital technologies Frame Relay and Clear Channel, having the following licenses:

#24196 of 14.11.02 local telephone service

#24086 of 31.10.02 data transmission services

#23610 of 12.09.02 channel lease

#20077 of 22.11.01 telematic services

6. Vladimirski payphone LLC

The core business: installation of payphones and provision of local, domestic long-distance and international telephone services, license #14040,valid till 30.12.04.

7. Private JSC Telecom of the Ryazan region

Core business: provision of local telephone service, license # 4613 of 02.08.96.

8. Private JSC TeleRossVoronezh

The company is an agent of Sovintel LLC, offering telecom services and carrying out investment activities in communications network deployment in the city of Voronezh.

In 2003 over 60 km of fiber were installed, 20 nodes were built.

9. Private JSC Vladimir-teleservice

The company's core business is provision of public telematic services (access to information resources, directory and inquiry services, message handling and processing, voice message transmission, voice-mail service) in the Vladimir region.

The company has license #19322 for provision of telematic services, valid till 13.09.06.

The key Internet provider of the company is Global One, ensuring provision of the following services:

- packet switching X.25 network service
- Global Frame Relay
- lease of private lines
- Global Internet
- telephone service
- ISDN
- IP-telephony
- financial communications

10. Private JSC Cellular Communications of Black Soil Region (Chernozemia)

The company offers cellular radio-telephone services in 450 MHz frequency band using NMT-450 standard, based on licenses ## 6407 – 6412, valid till 01.06.05.

In 2003 licenses were obtained for provision of cellular radio-telephone services in 450 MHz frequency band using IMT-MC-450 standard, ##27187 – 27192, valid till 01.07.13.

11. Private JSC Kaluzhskaya Cellular Communications

The company offers cellular radio-telephone services in 450 MHz frequency band using NMT-450 standard, based on license # 6979 of 04.04.97.

12. Private JSC Smolenskaya Cellular Communications

The company offers cellular radio-telephone services in 450 MHz frequency band using GSM-900 standard, based on license # 19754, and in 800 MHz frequency band using AMPS on the basis of license #6414, valid till 01.12.05.

In 2003 a cellular GSM network was deployed, 6 base stations were installed.

13. Private JSC Ryazanskaya Cellular Communications

The company offers cellular radio-telephone services in 450 MHz frequency band using NMT-450 standard, based on license #6980 of 04.04.97.

In 2003 license #30233 of 30.12.03 was granted for provision of cellular radio-telephone services in 450 MHz frequency band using IMT-MC-450 standard.

14. Private JSC Tverskaya Cellular Communications

The company offers cellular radio-telephone services in 450 MHz frequency band using NMT-450 standard, based on license #7125 of 26.06.97.

In 2003 license #30212 of 30.12.03 was granted for provision of cellular radio-telephone services in 450 MHz frequency band using IMT-MC-450 standard; network upgrade and modernization continued.

15. Private JSC Bryanskie Cellular Networks

The company offers cellular radio-telephone services in 450 MHz frequency band using NMT-450 standard, based on license #9158 of 16.01.98.

In 2003 license #30223 of 30.12.03 was granted for provision of cellular radio-telephone services in 450 MHz frequency band using IMT-MC-450 standard.

16. Private JSC Belgorodskaya Cellular Communications

The company offers cellular radio-telephone services in 800 MHz frequency band using AMPS-800 technology, based on license # 6980 of 04.04.97.

In 2003 Fora software suite was implemented for buying "on-air time" cards to control by a subscriber of his/her account.

17. Private Stock-Company Radiopaging Inc. company

The company is being wound-up.

18. Rating LLC

Core business: sound program broadcasting in FM 104.5 MHz and UHF 68.3 MHz wireline broadcasting, radio advertising.

19. Tver Telecom LLC

Core business of the company is local and intra area code telephone service, telematic and data services, channel lease.

The company has the following licenses:

- TVR – 003625 of 30.12.98 for acting as purchaser for construction and refurbishment of telecommunications sites and facilities, production facilities of its own and houses;
- #11019 of 24.11.98 for provision of channels for lease; validity term expired, efforts are now under way to renew the license;
- #10899 of 23.10.98 for provision of local and intra area code telephone service;
- #16451 of 26.10.00 for provision of telematic services;
- #6328 of 13.10.00 for provision of local, domestic long-distance and international telecom services over a dedicated network;
- #16426 of 26.10.00 for provision of data services.

20. Public JSC Telecommunications company Rinfotels

Core business: provision of data and telematic services. The company has the following licenses:

- #18557 for provision of data services, of 29.06.01
- #12610 for provision of telematic services, of 25.08.99
- #LF/07-3820 of 06.03.03 for distribution of cryptography units;
- #LF/07-3821 of 06.03.03 for technical maintenance of cryptography units;
- #LF/07-3822 of 06.03.03 for information encryption services.

21. Trunksvyaz LLC

The company provides mobile radio telephone services in the Voronezh region.

22. Radioline LLC

The company offers works and services for deployment and operation of paging networks in Tula and the region and is an agent of a paging company MobilCom.

23. Private JSC Oskoltelecom

Core business: cable TV services in the town of Stary Oskol in the Belgorod region.

Currently JSC CenterTelecom embarked on development of a model of strategic management of the daughter and affiliated companies. The key development objectives of the affiliated businesses are: assessment of the efficiency of participation and making timely decisions on selling or improving margins of the companies, sale of non-core businesses and analysis of efficiency of having interests in core and auxiliary companies, identifying key development areas. Implementation of the model implies putting in place uniform requirements to be met in developing business plans, budgeting and controlling arrangements, new services, promotion and incentives for sales growth.

XII. KEY RISKS

The key risk factors taken into account by the Company in conducting its activities are:

- passing of the new federal Telecommunications Act. Summing up the implications, mounting pressure of the government on JSC CenterTelecom can be expected with the aim of solving social tasks; setting priorities in favor of customers and simplifying licensing arrangements, lowering the barrier for new market entrants-competitors to penetrate the market.
- ongoing integration of alternative telecom operators into large international holdings;

However, it should be stressed that CenterTelecom anticipates possible negative implications of the risks and undertakes countermeasures to overcome them.

XIII. INFORMATION ON THE GOVERNING and CONTROL BODIES OF THE COMPANY

General meeting shareholders is the supreme governing body of the Company.

The Board of Directors – a collective (collegial) governing body of the Company generally running the Company.

The Company's Board of Directors is elected by the annual general meeting of shareholders, the membership is 11 members elected by a cumulative voting.

A general meeting of shareholders is entitled to pass a resolution on early termination of authorities of members of the Board of Directors; the resolution however shall be passed only for all members of the Board of Directors at the same time.

In the event of early terminations of authorities of the Board of Directors, the term in office of new Board of Directors shall be valid until the next coming annual meeting of shareholders.

In order to improve efficiency of the Board activities Committees of the Board of Directors are set up for preliminary review of the most important issues of the Company's activities and drafting recommendations to the Board of Directors for making decisions on those issues.

The following permanent Committees of the Board of Directors are set up: Corporate Governance Committee, Budgetary and Investment Planning Committee, Staff and Remuneration Committee, Audit Committee.

Setting up other permanent or ad-hoc committees is possible pursuant to decisions of the Board of Directors.

The Management Board is a collective (collegial) executive body ensuring implementation of decisions passed by general meetings of shareholders and the Board of Directors of the Company.

Membership and composition of the Management Board are defined by a decision of the Board of Directors on a proposal of the General Director, members of the Board of Directors.

The Management Board is elected for a term determined by the Board of Directors when making appointments of its members.

The Company's Board of Directors may pass a resolution terminating before expiry authorities of any (all) member(s) of the Management Board.

In the event of early termination of authorities of certain members of the Management Board, the term in office of newly appointed members shall be valid until expiry of the term for which the current Management Board was appointed.

The General Director is a sole person executive body managing the current activities of the Company. The General Director is appointed by the Board of Directors.

The General Director shall take decisions on issues not referred by the Company's Charter to the competencies of annual meeting of shareholders, the Board of Directors and the Management Board.

The General Directors performs the duties of the Chairman of the Management Board.

The (internal) Audit Commission is an independent body elected by the annual meeting of shareholders according to provisions of the applicable law and the Company's Charter for a term of one years and membership of at least 3 persons.

Authorities of some or all members of the Audit Commission can be early terminated pursuant to a decision of the general meeting of shareholders.

In the event of early termination of authorities of certain members of the Management Board, the term in office of newly appointed members of the Audit Commission shall be valid until the next coming general meeting of shareholders.

In the vent that the number of members of the Audit Commission becomes less than a half of the elected members of the Audit Commission the Board of Directors shall convene an extraordinary meeting of shareholders to elect new Audit Commission.

13.1. The Board of Directors

Personal membership and number of directors

The number of directors is 11, and their names and current positions are:

1.	Mr. Valeriy N. Yashin	General Director JSC Svyazinvest
2.	Mr. Vadim E. Belov	Deputy General Director JSC Svyazinvest
3.	Mr. Stanislav P. Avdiants	Executive Director of Economic Policies and tariff Department, JSC Svyazinvest
4.	Ms. Oksana V. Petrova	Deputy Chief of Methodology and Information Division, Corporate Governance Department, JSC Svyazinvest
5.	Mr. Alexander V. Lopatin	Deputy General Director JSC Svyazinvest
6.	Mr. Boris D. Antonyuk	First Deputy Minister, the Ministry of Communications of the RF
7.	Mr. Ruben A. Amaryan	General Director JSC CenterTelecom
8.	Mr. Aleksey B. Panteleev	First Deputy Chairman of the Moscow region Government
9.	Mr. Alexander P. Gribov	Deputy Chief of Department, Head of Division of the Russian Federal Property Fund
10.	Mr. Alexander V. Ikonnikov	Executive Director Investor Right Protection Association
11.	Mr. Grigoriy M. Finger	Executive Director Moscow Representative Office of NCH Advisors Inc.

Changes in the membership in the Board of Directors

Members from June 05, 2002 through February 20, 2003

1.	Mr. Valeriy N. Yashin	General Director JSC Svyazinvest
2.	Mr. Alexander V. Lopatin	Deputy General Director JSC Svyazinvest
3.	Mr. Vadim E. Belov	Deputy General Director JSC Svyazinvest

4.	Ms. Oksana V. Petrova	Deputy Chief of Methodology and Information Division, Corporate Governance Department, JSC Svyazinvest
5.	Mr. Yuri A. Pavlenko	General Director Public JSC MegaFon
6.	Mr. Alexander P. Gribov	Deputy Chief of Department, Head of Division of the Russian Federal Property Fund
7.	Mr. Oleg I. Betin	Chief of Administration of the Tambov region
8.	Mr. Ruben A. Amaryan	General Director JSC CenterTelecom
9.	Mr. Alexander V. Ikonnikov	Executive Director Investor Right Protection Association

Members of the Board of Directors from February 20, 2003 through June 24, 2003

1.	Mr. Valeriy N. Yashin	General Director JSC Svyazinvest
2.	Mr. Vadim E. Belov	Deputy General Director JSC Svyazinvest
3.	Mr. Stanislav P. Avdiants	Executive Director of Economic Policies and tariff Department, JSC Svyazinvest
4.	Mr. Viktor D. Savchenko	Director of Legal Department, JSC Svyazinvest
5.	Ms. Oksana V. Petrova	Deputy Chief of Methodology and Information Division, Corporate Governance Department, JSC Svyazinvest
6.	Mr. Alexander V. Lopatin	Deputy General Director JSC Svyazinvest
7.	Mr. Ruben A. Amaryan	General Director JSC CenterTelecom
8.	Mr. Aleksey B. Panteleev	First Deputy Chairman of the Moscow region Government
9.	Mr. Alexander P. Gribov	Deputy Chief of Department, Head of Division of the Russian Federal Property Fund
10.	Mr. Alexander V. Ikonnikov	Executive Director Investor Right Protection Association
11.	Mr. Grigoriy M. Finger	Executive Director Moscow Representative Office of NCH Advisors Inc.

Members of the Board of Directors from June 24, 2003 through December 31, 2003

1.	Mr. Valeriy N. Yashin	General Director JSC Svyazinvest
2.	Mr. Vadim E. Belov	Deputy General Director JSC Svyazinvest
3.	Mr. Stanislav P. Avdiants	Executive Director of Economic Policies and tariff Department, JSC Svyazinvest
4.	Ms. Oksana V. Petrova	Deputy Chief of Methodology and Information Division, Corporate Governance Department, JSC Svyazinvest
5.	Mr. Alexander V. Lopatin	General Director Public JSC Virtual etalons
6.	Mr. Boris D. Antonyuk	First Deputy Minister, the Ministry of Communications of the RF
7.	Mr. Ruben A. Amaryan	General Director JSC CenterTelecom
8.	Mr. Aleksey B. Panteleev	First Deputy Chairman

		of the Moscow region Government
9.	Mr. Alexander P. Gribov	Deputy Chief of Department, Head of Division of the Russian Federal Property Fund
10.	Mr. Alexander V. Ikonnikov	Executive Director Investor Right Protection Association
11.	Mr. Grigoriy M. Finger	Executive Director Moscow Representative Office of NCH Advisors Inc.

Criteria for determination and remuneration amount (compensation of expenses) of members of the Board of Directors

Remuneration paid to members of the Board of Directors consists of an annual and quarterly payments.

Quarterly remuneration to each members of the Board of Directors is determined as a percentage of the Company's revenues from sales of merchandise, products, works, services for the reporting period according to accounting reports of the Company.

The Chairman of the Board of Directors is paid remuneration using a multiplier of 1.3.

Remuneration payable to a member of the Board of Directors shall be reduced:

by 30% if the member attended in person less than half of the Board meetings held in the form of joint presence;

by 100% if the member attended less than half of the total number of the conducted Board meetings.

For the quarter in which elections of the Board members took place, remuneration to the Board member shall be paid pro rata to the actual time in office in the quarter in question.

Amount of annual remuneration for the whole Board of Directors is set as a percentage of the Company's net profit for the reporting year according to accounting reports of the Company.

Amount of annual remuneration for each member of the Board of Directors shall be determined by a decision of the Board passed simultaneously with tentative approval of the annual report of the Company.

The general meeting of shareholders at which the relevant Board of Directors is elected shall decide on the percentage of allocations to calculate the annual and quarterly remuneration.

Meetings of the Board of Directors and key decisions passed by it.

Altogether 40 meetings of the Board of Directors were held in 2003. The following vital for the Company activity decisions were passed at the meetings:

- Arranging a bond issue of JSC CenterTelecom in 2003
- Conducting an extraordinary general meeting of shareholders of JSC CenterTelecom.
- Insurance coverage for electronic equipment of the Company
- Approval of the budget for 2003
- Implementation of the project of placement of CenterTelecom's bond issue
- Approval of the Program for Increasing the Company's market capitalization for 2003
- Implementation of Enterprise Resource Planning system (ERP).
- Approval of the Declaration of Corporate Conduct Principles of JSC CenterTelecom.
- Creation of the Management Board of the Company
- Approval of Regulations on Information Provision of JSC CenterTelecom.

- Implementation of new approaches to investment planning in the Company
- Approval of the marketing strategy of JSC CenterTelecom
- Approval of the Company's economic development forecast for 2004-2010
- Acquisition by JSC CenterTelecom of 100% of the stock of JSC Russian Telecommunications Networks

13.2. The General Director

Personal data of the General Director of JSC CenterTelecom

Ruben A. Amaryan was born on May 12, 1949 in Moscow; and graduated from Moscow Electro-technical Telecommunications Institute in 1971, receiving a master degree in automatic telecommunications. Married with two children.

He received higher education in 1971, graduating from Moscow Electro-technical Telecommunications Institute. In 1993 Mr. R. Amaryan took top executive course at Duke University Fuqua School of Business (USA).

His working carrier started in 1973. Since 1981 Mr. R. Amaryan has been involved with telecommunications industry, holding executive positions in JSC MGTS; as of June 30, 2000 was in charge of JSC CenterTelecom.

PREVIOUS EMPLOYMENT

07.97	06.2000	Deputy General Director, Chief of Supply and Logistics Division Service of Public Joint-Stock Company Moscow City Telephone Network, Moscow
06.2000	06.2001	General Director, Joint-Stock Company Elektrosvyaz of the Moscow region, Moscow
06.2001	up to now	General Director, Joint-Stock Central Telecommunication Company, Moscow

In July 2002 Mr. R. Amaryan was named CIS Director of the year.
Academic and scientific degrees:

received Doctor of Sciences degree in technology in 1998;
appointed a senior researcher of the Academy of Defense Industries in 1998;
full member of the Russian Academy of Nature Sciences, as of 2000;
academician of the International Telecommunication Academy, 2001;
professor of Moscow Academy of Labor Market and Information Technology, 2002

Mr. R. Amaryan is an author of over 20 scientific papers and monographs.

Awards

- medal in commemoration of 850th anniversary of Moscow - 1997;
- an honorary title of Master of Telecommunication - 1999;
- badge of Honorary Radio Engineer - 2001;
- honorary title of distinguished telecommunication expert of the Moscow region - 2001;
- ministerial medal of the Federal Special Construction Service for Service, 2002;
- sign of honor of the Ministry for Civil Defense, Emergencies and Natural Disaster Recovery For Merits - 2002;

- medal for service in completing Russia Sensus - 2003;
- commendation of the Minister of the RF for Telecommunications and Informatics - 2003.

13.3. The Management Board

Current membership of the Company's Management Board (11 members) from July 17, 2003 through December 31, 2003.

1. R. Amaryan, Chairman of the Management Board
2. A. Lokotkov
3. M Pegasov
4. E. Zhuravleva
5. S. Pridantsev
6. V. Sychev
7. R. Konstantinova
8. T. Sotskova
9. A. Polnikov
10. A. Khaustovich
11. N. Mezhuev

<u>Changes in the Management Board</u>

Members of the Management Board from January 1, 2003 through March 1, 2003

1. R. Amaryan, Chairman of the Management Board
2. A. Lokotkov
3. M Pegasov
4. N. Mezhuev
5. A. Polnikov
6. E. Zhuravleva
7. R. Martyshechkin
8. A. Galaev
9. R. Konstantinova

Members of the Management Board from March 28, 2003 through July 14, 2003

1. R. Amaryan, Chairman of the Management Board
   Members of the Management Board
2. A. Lokotkov
3. E. Zhuravleva
4. M Pegasov
5. S. Pridantsev
6. V. Sychev
7. R. Konstantinova
8. T. Sotskova
9. A. Polnikov
10. G. Kuzmenko
11. V Gapeenko
12. A. Korovin

13. A. Khaustovich
14. G. Brusentsev
15. V. Ledkov
16. A. Saprykin
17. A. Maslov
18. V. Nikolaev
19. N. Mezhuev
20. I. Makhov
21. V. Shevnev
22. N. Chugunkov
23. S. Klychev
24. E. Savenkov
25. Yu. Lepikhov
26. V. Kotolkov

Information about members of the Management Board

Given name, second name initial, surname: RUBEN A. AMARYAN
(for information refer to item **13.2**. of this Report)

Given name, second name initial, surname: ALEKSEY A. LOKOTKOV
Born in: 1950 г.

Education: higher education received in All-Union Extra-Mural Construction and Engineering Institute, graduated in 1977

received his Ph.D. in technology in 2001.

PREVIOUS EMPLOYMENT

06.1992	07.2000	Deputy Chief of Supply and Logistics Division Service, JSC Moscow City Telephone Network, Moscow
07.2000	06.2001	First Deputy General Director, Joint-Stock Company Elektrosvyaz of the Moscow region, Moscow
06.2001	02.2003	First Deputy General Director Joint-Stock Central Telecommunication Company, Moscow
02.2003	up to now	First Deputy General Director – Financial Director, JSC CenterTelecom, Moscow

Given name, second name initial, surname: MAXIM A. PEGASOV
Born in: 1966
Education: higher, graduated from Moscow Electro-technical Telecommunications Institute in 1984

PREVIOUS EMPLOYMENT

08.1988	07.2000	engineer, deputy chief of central office, chief of Sovetski telecommunications office, Public JSC Moscow City Telephone Network, Moscow
07.2000	06.2001	Deputy General Director, Joint-Stock Company Elektrosvyaz of the Moscow region, Moscow
06.2001	02.2003	Deputy General Director, Joint-Stock Central Telecommunication Company, Moscow
02.2003	up to now	Deputy General Director, Technical Director,

JSC CenterTelecom, Moscow

Given name, second name initial, surname: ELLA M. ZHURAVLEVA
Born in: 1961

Education: higher, graduated from Moscow Plekhanov Institute of Industry in 1984
received Ph.D. degree in 2002

PREVIOUS EMPLOYMENT

04.1992	09.2000	chief pf planning and economic department, chief of accounting, financing and borrowing department, first deputy chief accountant, deputy head for economics and finances – chief accountant, Supply and Logistics Division Service, JSC Moscow City Telephone Network
09.2000	10.2000	Chief of Personnel, Joint-Stock Company Elektrosvyaz of the Moscow region, Moscow
11.2000	06.2001	Deputy General Director–Head of Personnel Division, Joint-Stock Company Elektrosvyaz of the Moscow region, Moscow
06.2001	02.2003	Deputy General Director – Head of Personnel Division, JSC CenterTelecom, Moscow
02.2003	up to now	Deputy General Director – Director for Personnel, JSC CenterTelecom, Moscow

Given name, second name initial, surname: SERGEI V. PRIDANTSEV
Born in: 1967

Education: higher, graduated from Order of Red Banner, Moscow Automobile and Motoroad Institute in 1993

PREVIOUS EMPLOYMENT

05.1997	10.2002	lead sales manger, sales director, Lucent Technologies, Moscow
10.2002	04.2003	advisor to General Director, JSC CenterTelecom, Moscow
04.2003	up to now	Deputy General Director – Commercial Director JSC CenterTelecom, Moscow

Given name, second name initial, surname: VALERIY P. SYCHEV
Born in: 1947

Education: higher, graduated from border-guard military school of KGB, in 1969

assistant professor, chair of tactical skills and operative strategy of border guard units

PREVIOUS EMPLOYMENT

03.1997	10.2000	deputy director, chief of guard, private security company SBB Security, Moscow
10.2000	06.2001	Deputy General Director, chief of Security Division, Joint-Stock Company Elektrosvyaz of the Moscow region, Moscow
06.2001	06.2002	Deputy General Director, chief of Security Division, JSC CenterTelecom, Moscow
06.2003	up to now	Deputy General Director for security and confidentiality enforcement, JSC CenterTelecom, Moscow

Given name, second name initial, surname: RAISA P. KONSTANTINOVA
Born in: 1954

Education: higher, graduated from Moscow Institute of Steel and Alloys, in 1977

PREVIOUS EMPLOYMENT

06.1993	09.2000	Chief Accountant, Public Joint-Stock Company Moscow City Telephone Network, Moscow
09.2000	06.2001	Chief Accountant, Joint-Stock Company Elektrosvyaz of the Moscow region, Moscow
06.2001	up to now	Chief Accountant, JSC CenterTelecom, Moscow

Given name, second name initial, surname: TATYANA N. SOTSKOVA
Born in: 1958

Education: higher, graduated from All-Union Extra-Mural Institute of Law in 1990

PREVIOUS EMPLOYMENT

09.1997	01.2001	Chief of Legal Division, Ministry of Fuel and Power of the RF, Moscow
01.2001	03.2003	Chief of Legal Division, JSC CenterTelecom, Moscow
04.2003	up to now	Director of Legal Department, JSC CenterTelecom, Moscow

Given name, second name initial, surname: ALEXANDER I. POLNIKOV
Born in: 1943 г

Education: higher, graduated from Kuybyshev Electro-Technical Institute, Academy of Industry and Economics

Scientific degree: Academician

PREVIOUS EMPLOYMENT

1998	up to now	Executive Director, Director of Capital Investments Management, JSC Svyazinvest

Given name, second name initial, surname: ALEXANDER V. KHAUSTOVICH
Born in: 1949

Education: higher, graduated from Order of Red Banner Moscow Electro-Technical Telecommunications Institute in 1971

Ph.D. in technology received in 1997;
academic degree – assistant professor, since 2000

PREVIOUS EMPLOYMENT

11.1993	06.2001	First Deputy General Director, JSC Voronezhsvyazinform, Voronezh
06.2001	11.2002	General Director, JSC Voronezhsvyazinform, Voronezh
12.2002	up to now	Deputy General Director – Director of Voronezhsvyazinform, a subsidiary of JSC CenterTelecom, Voronezh

Given name, second name initial, surname: NIKOLAY V. MEZHUEV
Born in: 1962

Education: higher, Kiev Higher Military School of Telecommunications in 1984

PREVIOUS EMPLOYMENT

09.1979	09.1999	military service, USSR armed forces
01.2000	07.2000	Deputy General Director, Private JSC Teleintercom, Moscow
07.2000	06.2001	Deputy General Director, Joint-Stock Company Elektrosvyaz of the Moscow region, Moscow
06.2001	02.2003	Deputy General Director, Joint-Stock Central Telecommunication Company, Moscow
03.2003	up to now	Deputy General Director, director of Moscow subsidiary of JSC CenterTelecom, Moscow

Criteria for determination and remuneration amount (compensation of expenses) of payable to members of the Management Board

Amounts of remuneration are set as percentages of the Company net profit for the relevant quarter according to accounting reports of the Company and shall be paid quarterly.

Paid amounts and their distribution between the Management Board members shall be determined by a decision of the Board of Directors as proposed by the Management Board Chairman.

The Board of Directors shall decide on the percentage of allocations to calculate the remuneration amount.

Remuneration payable to the General Director is set forth by the Contract concluded between the General Director and the Company.

Remuneration paid to members of the Board of Directors, members of the Management Board and General Director of the Company:

#	Name	Title	Amount, RUR
	R. Amaryan	General Director	4,865,275
1.	V. Yashin	Chairman of the Board of Directors	
2.	R. Amaryan	Member of the Board of Directors	
3.	S. Avdiants	Member of the Board of Directors	
4.	B. Antonyuk	Member of the Board of Directors	
5.	V. Belov	Member of the Board of Directors	
6.	A. Gribov	Member of the Board of Directors	
7.	A. Ikonnikov	Member of the Board of Directors	
8.	A. Lopatin	Member of the Board of Directors	
9.	O. Petrova	Member of the Board of Directors	
10.	A. Panteleev	Member of the Board of Directors	
11.	G. Finger	Member of the Board of Directors	
Total			10 320 847
	R. Amaryan	Chairman of the Management Board	
12.	A. Lokotkov	Member of the Management Board	
13.	M. Pegasov	Member of the Management Board	
14.	S. Pridantsev	Member of the Management Board	
15.	V. Sychev	Member of the Management Board	
16.	E. Zhuravleva	Member of the Management Board	
17.	R. Konstantinova	Member of the Management Board	

18.	T. Sotskova	Member of the Management Board	
19.	A. Polnikov	Member of the Management Board	
20.	N. Mezhuev	Member of the Management Board	
21.	A. Khaustovich	Member of the Management Board	
Amount			10,095,521

Shares of the Company owned by members of the Board of Directors, the Management Board and the General Director (as of December 31, 2003):

#	Name	Title	Class and number of shares (pieces)	Share in the Charter Capital, %
1.	V. Yashin	Chairman of the Board of Directors	Ordinary: 30,000	0.0014
2.	R. Amaryan	Member of the Board of Directors, Chairman of the Management Board, General Director of the Company	Ordinary: 292,718	0.0139
3.	S. Avdiants	Member of the Board of Directors		
4.	V. Belov	Member of the Board of Directors	Ordinary: 4,091	0.0002
5.	A. Gribov	Member of the Board of Directors		
6.	A. Ikonnikov	Member of the Board of Directors		
7.	A. Lopatin	Member of the Board of Directors		
8.	O. Petrova	Member of the Board of Directors		
9.	G. Finger	Member of the Board of Directors		
10.	A. Lokotkov	Member of the Management Board	Ordinary: 241,888	0.0115
11.	M. Pegasov	Member of the Management Board	Ordinary: 3,000	0.0001
12.	S. Pridantsev	Member of the Management Board		
13.	V. Sychev	Member of the Management Board		
14.	E. Zhuravleva	Member of the Management Board	Ordinary: 7,000	0.0003
15.	R. Konstantinova	Member of the Management Board		
16.	T. Sotskova	Member of the Management Board		
17.	A. Polnikov	Member of the Management Board		
18.	N. Mezhuev	Member of the Management Board	Ordinary: 1,000	0.00004

19.	A. Khaustovich	Member of the Management Board	Ordinary: 2,105,028 Preference: 60,685	0.1029

13.4. The Internal Audit Commission

Prior to the extraordinary general meeting of shareholders of JSC CenterTelecom, held on February 20, 2003 there were 3 members of the Audit Commission of the Company

Chairperson: **Irina V. Prokofieva** – Deputy Director – Head of Division, Department of Internal Audit and Economic Analysis, JSC Svyazinvest

Born in: *1968*
Education: *higher*

Positions held over the past 5 years:
Period: *1998 - 2001*
Organization: *Public Joint-Stock Company Telecominvest*
Position: *expert*

Period: *2001 - 2001*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Deputy chief, Division of Internal Audit and Economic Analysis*

Period: *2001 – 2003*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Deputy Director- Chief of Division of Internal Audit, Department of Internal Audit and Economic Analysis*

Period: *2003* – up to now
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Director, Internal Audit Department*

Holding shares of the Company in the reporting year: *no*

Members of the Commission: **Arseniy B. Plyusnin** – Head of Corporate Reorganization Department, JSC CenterTelecom

Born in: *1946*
Education: *higher*

Positions held over the past 5 years:
Period: *1997 - 1999*
Organization: *Private Joint-Stock Company FAST-VILS*
Position: *General Director*

Period: *1992 - 2000*
Organization: *Limited Liability Partnership TREMACO*
Position: *General Director*

Period: *2000 - 2001*
Organization: *Public Joint-Stock Company Elektrosvyaz of the Moscow region*
Position: *Lead expert, Head of Management Structure Division*

Period: *2001* – up to now
Organization: *JSC CenterTelecom*
Position: *Deputy Director of Personnel Department – Head of Staffing and Organizational Development*

Holding shares of the Company in the reporting year: *no*

Konstantin V. Belyaev – Chief Accountant, JSC Svyazinvest

Born in: *1968*
Education: *higher*

Positions held over the past 5 years:
Period: *1996 - 2001*
Organization: *Public Joint-Stock Company Artelecom*
Position: *Chief accountant*

Period: *2001* – up to now
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Chief accountant*

Holding shares of the Company in the reporting year: *no*

At the extraordinary general meeting of shareholders of JSC CenterTelecom, held on February 20, 2003 five members of the Company's Audit Commission were elected:

Chairperson: **Irina V. Prokofieva**- Deputy Director – Chief of Division, Department of Internal Audit and Economic Analysis, JSC Svyazinvest

Members of the Commission: **Konstantin V. Belyaev** - Chief accountant, JSC Svyazinvest

Arseniy B. Plyusnin – Head of Corporate Reorganization Department, JSC CenterTelecom

Kirill V. Frolov – Chief Expert, Department of Internal Audit and Economic Analysis, JSC Svyazinvest

Born in: *1977*
Education: *higher*

Positions held over the past 5 years:
Period: *1997 - 2000*
Organization: *Limited Liability Company Dubrovki*
Position: *Chief accountant*

Period: *2000 - 2001*
Organization: *Company A-Hold*
Position: *Auditor*

Period: *2001 – 2001*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Chief Expert, Division of Internal Audit and Economic Analysis*

Period: *2001 – 2003*

Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Chief Expert, Division of Internal Audit, Department of Internal Audit and Economic Analysis*

Period: *2003 – up to now*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Deputy Director – Head of Division of Internal Audit of Daughter and Affiliated Companies of JSC Svyazinvest, Department of Internal Audit*

Holding shares of the Company in the reporting year: *no*

Konstantin Yu. Kravchenko – Chief Expert, Department of Telecommunications, JSC Svyazinvest

Born in: *1973*
Education: *higher, Ph.D. in technology*

Positions held over the past 5 years:
Period: *1999 - 2000*
Organization: *Public Joint-Stock Company Mostelecom*
Position: *Deputy Department Head*

Period: *2000 - 2002*
Organization: *Limited Liability Company VILCOM-INET*
Position: *Technical Director*

Period: *2002 – up to now*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Chief Expert, Department of Telecommunications*

Holding shares of the Company in the reporting year: *no*

At the annual general meeting of shareholders of JSC CenterTelecom, held on June 24, 2003 the following five members of the Company's Audit Commission were elected:

Chairperson: **Irina V. Prokofieva**- Director of Internal Audit Department, JSC Svyazinvest

Members of the Commission: **Konstantin V. Belyaev** - Chief accountant, JSC Svyazinvest

Lyubov A. Greseva – Chief Expert, Internal Audit Department, JSC Svyazinvest

Born in: *1976*
Education: *higher*

Positions held over the past 5 years:
Period: *1998 - 1998*
Organization: *Private Joint-Stock Company Master-Design*
Position: *Chief accountant*

Period: *1998 – 2000*
Organization: *Limited Liability Company Perm'lescontract*

Position: *deputy chief accountant, acting chief accountant*

Period: *2000 - 2000*
Organization: *Limited Liability Company Prikamie Lada Plus*
Position: *Chief accountant*

Period: *2000 – 2002*
Organization: *Limited Liability Company Sargona-Pro*
Position: *Chief accountant*

Period: *2002 - 2003*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Chief expert, Internal Audit Division, Department of Internal Audit and Economic Analysis*

Period: *2003 – up to now*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Chief expert, Division of internal audit of affiliated companies of JSC Svyazinvest, Internal Audit Department, JSC Svyazinvest*

Holding shares of the Company in the reporting year: *no*

Elena N. Kukudzhanova – Chief expert, Internal Audit Department, JSC Svyazinvest
Born in: *1972*
Education: *higher*

Positions held over the past 5 years:
Period: *1999 - 2000*
Organization: *Limited Liability Company Odeks*
Position: *Accountant*

Period: *2000 - 2000*
Organization: *Private Joint-Stock Company Soyuzsnab*
Position: *Chief accountant*

Period: *2000 – 2002*
Organization: *Limited Liability Company Company-RIL*
Position: *Accountant*

Period: *2002 – 2003*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Chief expert, Internal Audit Division, Department of Internal Audit and Economic Analysis*

Period: *2003 – up to now*
Organization: *Public Joint-Stock Company Svyazinvest*
Position: *Chief expert, Division of internal audit of affiliated companies of JSC Svyazinvest, Internal Audit Department, JSC Svyazinvest*

Holding shares of the Company in the reporting year: *no*

Kirill V. Frolov – Deputy Director – Head of Division, Internal Audit Department, JSC Svyazinvest

In the reporting year the Audit Commission held 3 meetings.

Total number of audits: 2 audits

of which: on a commission of the general meeting of shareholders – no; on the Commission's own initiative – two; at the request of shareholders owning on aggregate over 10% of the Company voting shares – no.

The audits of financial and business activities were conducted with the following objectives:

- verify credibility and accuracy of data contained in the accounting reports for 2003;
- bookkeeping and accounting and reporting arrangements in 2003.

Upon the results of the audits of the financial and business activities the Audit Commission issued a Report of The Audit Commission of JSC CenterTelecom on the annual accounting reports and accuracy of data contained in the annual report and financial statements of the Company for 2003.

XIV. CORPORATE GOVERNANCE AND COMPLIANCE WITH THE CODE OF CORPORATE CONDUCT

In the reporting year JSC CenterTelecom paid particular attention to streamlining corporate governance as a system of interaction between shareholders, the Board of Directors, executive bodies of the Company and other stakeholders and interested parties.

The Board of Directors and executive bodies of JSC CenterTelecom were guided by basic principles and recommendations of the code of corporate conduct approved by the Russian government and standards recognized by the world investment community (Principle of Corporate Governance of OECD):

- integrity;
- transparency;
- accountability;
- responsibility;
- ensuring opportunity for shareholders to exercise their rights related to having interest in the Company;
- equal treatment of shareholders;
- building an efficient system of control and interaction between shareholders, the Board of Directors and executive bodies of the Company as a set of rules and incentives that enables shareholders to exercise control over the Company management and influence running to maximize profits and shareholders' value;
- ensuring timely and complete disclosure of full and credible information about the Company, including its financial position, performance indicators, ownership structure and management in order to enable making informative decisions by shareholders and potential investors of the Company;
- giving due consideration to and compliance with provisions of law securing rights of a wider stakeholder circle, including the Company employees; encouraging active collaboration of the Company and stakeholders in order to improve financial position, increase share price and market value of other securities of the Company.

In March 2003 international rating agency Standard&Poor's assigned JSC CenterTelecom an initial Corporate Governance Score of (CGS) of 5.3 point (on 10 point scale). The CGS was determined evaluating four major areas: ownership structure and influence of shareholders; stakeholders rights and relations; financial transparency and information disclosure; and structure and practices of the Board of Directors.

The analytical report of Standard&Poor's was carefully studied and to a great extent serves as the basis for implementing measures to streamline corporate governance practices in the Company.

The Company's the Board of Directors on June 18, 2003 approved Declaration stating principles of Corporate Conduct of JSC CenterTelecom. In order to implement these principles, A Program of Improvement Corporate Governance Practices was developed and approved by the Company's the Board of Directors on August 4, 2003.

The Program identified key objectives facing the Company and essential measures aimed at rising investors' appeal of the Company, implementation of best practices of corporate governance in the management of the Company.

The activities conducted according to the sections of the Program:

- Monitoring of the system of corporate governance put in place in the Company;
- Setting up and arranging for activities of Committees of the Board of Directors;
- Setting up the office of the Company Corporate Secretary;
- Refining interactions and relations with shareholders and investors;
- Providing support for management decision making;
- Development of the Company's Code of Corporate Conduct;
- Working with Standard&Poor's rating agency to support and further improvement of the CGS assigned to the Company;
- Streamlining the management structure of the Company.

In the reporting year the Company's Code of Corporate Governance was developed which is a set of voluntarily obligations undertaken by the Company based on balanced interests of shareholders, governing bodies and other stakeholders of the Company. Provisions of the Code were developed on the basis of the Code of Corporate Conduct recommended by the federal Securities Market Commission of the RF, basic corporate governance principles of the OECD, Federal Law On Joint-Stock Companies, the Company's Charter, Declaration of corporate governance principles of JSC CenterTelecom.

The Draft Code was assessed by leading institutions in the area of best practices of corporate governance: Russian Institute of Directors, Association of Independent Directors, International Financial Corporation, and was generally praised. At the meeting of the Board of Directors held on February 20, 2004 the Code of Corporate Governance (best practices) was unanimously approved.

Another essential step in streamlining corporate governance was taken by the Board of Directors setting up four permanent committees of the Board assisting in its activities:

- Audit Committee
- Staff and Remuneration Committee;
- Corporate Governance Committee;
- Budgetary and Investment Planning Committee.

Members of the Committees are identified and carry out activities preliminary reviewing materials and referred to the competency of the Board of Directors and issuing unbiased objective recommendations aimed at honoring shareholders' and other stakeholders' interests.

For instance, in the reporting year the Corporate Governance Committee considered the issues of development of the Code of Corporate Governance (Conduct) of the Company, setting up the Audit Commission, establishment of the office of the Corporate Secretary, implementation of the program of increasing market capitalization of the Company, changes in the Company's organizational chart, etc.

The Staff (Nomination) and Remuneration Committee worked on streamlining and improving transparency of system of compensation and remuneration to the Board members, its Committees, the Management Board and the internal Audit Commission; incentives for the Company management.

Budgetary and Investment Planning Committee reviewed planning rules of procedure, approval, execution and control of the Company's budgets; draft budgets for 2004 and prospects for up to 2010.

The Audit Committee initiated work on organizing communication and interaction with the independent auditor, and supervision of audits and checks.

For the purpose of implementation of best practices in managing activities of daughter and affiliated companies (DACs) JSC CenterTelecom developed basics of Corporate Governance of DACs, identifying principles of participation of the Company's representatives in the governing bodies of DACs and interoperation of structural units of JSC CenterTelecom in reviewing material prepared to general meetings of shareholders, meeting of Boards of Directors of DACs. The document is aimed at:

- delimitation of competencies of DACs governing bodies and their compliance with effective law and internal rules of decision making;
- implementation of rules and forms of accounting and reports of DACs executive bodies on their financial and business activities;
- enabling control on the part of shareholders (participants) and board of directors on asset management of DACs; including compliance with regulatory provisions governing closing major deals and related party transaction; disclosure of information on the deals made by DACs involving property;
- development of an efficient system of communication and interaction with managers, shareholders and creditors of the daughter and affiliated companies, and activities of the Company's representatives in the governing and controlling bodies of DACs.

In the reporting essential measures were taken to prepare setting up of the Corporate Secretary office, whose key tasks would be to ensure compliance with rules of procedures and requirements securing exercising of rights and interests of the Company's shareholders.

The Management Board and Corporate Governance Committee of the Board of Directors reviewed and approved draft documents setting forth rights and duties of the Corporate Secretary and its staff, identifying criteria to be met by applicants to fill the position of the Company's Corporate Secretary. JSC CenterTelecom is active in shaping general approaches to the status and regulations of the activities of corporate secretaries. The Company's representatives are members of Business Club of corporate secretaries with Russian Institute of Directors, and in the Task Force for development of professional standards and qualification prerequisites of the corporate secretary.

Completion of the reorganization of telecommunications companies in 17 regions of the Central Federal District posed new tasks and challenges in creating organizational structures and putting in place management systems.

Coordination of activities of subsidiaries and General Directorate across all business became an immediate task. To this end the efficiency of the organizational structures of subsidiaries was regularly assessed and analyzed, and over a hundred recommendations were put in place.

A concept of restructuring the procurement, supply and logistics organizations and a New investment planning and control arrangements were studied, reviewed, customized and implemented in the management system.

During the year consolidation of local telecommunication offices continues to make them meet manageability requirements. For instance, in the Orlovski subsidiary the restructuring resulted in setting up 6 units instead of 12.

The Company's subsidiaries also continued working on development and implementation of quality management system meeting requirements of GOST R ISO 9001-2001.

In order to ensure timely and complete disclosure of information about the Company for shareholders, investors, and other stakeholders the Company paid significant attention to development of a new information policy with the following key priorities:

- streamlining information policies, improving awareness of investing community and quality of information disclosures by the Company;
- building up consistent relations with Russian and international investor communities, focusing on their needs, managing their expectations;
- support of liquidity of the Company's shares and maximization of their market prices.

The Board of Directors on August 4, 2003 approved the Information Rules of Procedure of the Company. This is a comprehensive document specifying lists of data items to be disclosed, and those considered confidential and proprietary; and sets out arrangements for interoperation of structural units and subsidiaries of the Company in organizing the process of information gathering, processing and dissemination of information and analytical information about the Company.

In 2003 JSC CenterTelecom for the first time published audited by Private JSC Ernst&Young Vneshaudit financial statements according to IAS. The audited accounts were provided to FCSM of Russia, SEC, professional arrangers and stock-market participants, shareholders and potential investors.

The Company compiled and disseminated its annual public report. Its structure and content were focused on analysts to offer them an opportunity to carefully study the processing ongoing in the Company, assess its development outlook. On November 28, 2003 announcing results of the VIth contest of annual reports held jointly by RTS Stock Exchange and Securities Market magazine, the organizers awarded the annual report of JSC CenterTelecom with a diploma in the nomination For level of information disclosure in the annual report. Some 85 organizations including 56 issuers of RTS listed securities took part in the contest.

In the course of improving the information disclosure policies a new website structure was designed, Coordination Council to facilitate the website promotion and raising its visibility was established which includes the General Director, key managers of the Company, independent directors and an external consultant Private JSC Cominfo Consulting. New sections appeared, website navigation and its content were significantly improved, the English version of the site mirroring the Russian appeared. The Company conducts web-conference on significant events; a new section "Question and answers" was specifically introduced targeting analysts and investors.

These concerted efforts resulted in naming JSC CenterTelecom a winner of the Corporate Site contest in the nominations Design and navigation and Information disclosure. The second contest of issuers' websites was held by RTS; twenty five companies from various industries: telecommunications, energy and power, oil and gas featured at the contest. All this evidences sound decisions made for website development and its significant role in improving information transparency of the Company.

The Company continued working with rating agencies. To improve the efficiency the Rating agency relations advisor – ABN AMRO Bank was engaged. Realizing vital importance of meeting internationally accepted requirements JSC CenterTelecom held a tender to select a second rating agency. Fitch Ratings was finally selected. Currently (April 2004) the Company completed measures to revise the international credit rating issued by Standard&Poor's, and is making preparations for starting rating assignment process with Fitch.

The Company on a regular basis works with representative of leading investment and analytical companies (Troyka-Dialog, FINAM, Alfa-Bank, Brunswick UBS, ABN AMRO Bank, RosBusinessConsulting, etc.).

In April 2003 pushing forward and extending business practices JSC CenterTelecom arranged road-show in London, and had meetings with leading Western investment funds and managing companies. Experts from United Financial Group were engaged as consultants.

Over 40 meeting were held including round-tables, attended by representatives of numerous companies, including shareholders of JSC CenterTelecom, analysts, executives from investment companies. The Company development outlook and forecast were discussed, as well as key issues of financial, investment and tariff policies of the Company. Common position was agreed concerning desired and needed volumes, forms and ways of preparing and disseminating vital information about the Company.

The Company practices rendering invitations of investors, analysts, representative of financial publications to visit subsidiaries of the Company. In July the first such visit was arranged for Yaroslavlski subsidiary. Investors and analysts were offered an opportunity to see with their own eyes the work in the field, get a taste of the business in the region, visit service centers, access nodes and PoPs. The Company's management held a round-table discussion. Such outing are planned to arrange on a regular basis.

The Company builds up its efforts in publication of feature articles and other materials aimed at satisfying interest of investing community and describing the Company's undertakings in improving investor's appeal and streamlining corporate governance. A number of features was prepared and made public in periodicals, like Securities Market, Svyazinvest, The Russia Journal, Euromoney.

Checklist of the Company compliance with the Code of Corporate Conduct recommended by FCSM of Russia is presented following the guidelines on the content and form of presenting data on compliance with the code of corporate conduct in annual reports of joint-stock companies approved by FCSM ordinance # 03-849/r of April 30, 2003, and based on the practices of corporate conduct of the Company in the reporting period.

The complete volume of information describing the obligations undertaken by the Company in the area of corporate conduct can be reviewed looking into the Code of Corporate Governance of JSC CenterTelecom, posted on the corporate website at:
http://www.centertelecom.ru/index.html?d=337.

#	Provisions of the Code of Corporate Conduct (wordings are according to resolution of FCSM # 03-849/r of 30.04.2003 Guidelines on the composition and content of the provision of data regarding compliance with the code of corporate conduct in annual reports of stock companies	Statement of compliance	Notes
	General meeting of shareholders		
1.	Giving notice of general meetings of shareholders at least 30 days prior to the meeting regardless of the agenda items, unless the applicable law provides otherwise.	Intends to comply	Chapter 2 of the Code of Corporate Governance
2.	Provision to shareholders of an opportunity to review the list of persons eligible for taking part in a general meeting of shareholders starting from the day of announcing the date of the meeting and up to the closing of a personally attended meeting of shareholders, and in the event of an absentee meeting – up to the cut-off date for submitting ballot papers.	Complied	Par. 8.2.11 of the Charter
3.	Provision an opportunity for shareholders to review information (materials) to be submitted in the course of making preparations to holding a general meeting of shareholders through electronic communications, including via Internet.	Complied	On the Company's website
4.	Provision of an opportunity for shareholders to put an issue on the agenda of a general meeting of shareholders or request convening a general meeting of shareholders without submitting any documents, if the shareholder's rights are recorded in the register, and in the event that the rights are recorded on a depo account a depo account statement should suffice for exercising the rights.	Complied	Par. 8.6 of the Charter; Regulations on the general meeting of shareholders
5.	Provisions in the charter or in internal regulations of a joint-stock company stipulating mandatory attendance of a general meeting by the general director, members of the management board, members of the board of directors, members of the audit commission and auditor of the joint-stock company.	Intends to comply	Chapter 3 of the Code of Corporate Conduct, the Company sends invitations to attend general meeting of shareholders to members of these bodies and provides an opportunity for their attendance.

6.	Mandatory attendance by nominees during reviewing at a general meeting of shareholders the issues of elections of the board of directors, the general director, members of the management board, members of the audit commission, and approval of the auditor of the joint-stock company.	Complied	Chapter 3 of the Code of Corporate Conduct, the Company sends invitations to attend general meeting of shareholders to members of these bodies and provides an opportunity for their attendance; the General Director and members of the management board are appointed by the Board of Directors of the Company according to the Charter.
7.	Provisions in internal documents of the joint-stock company regulating registration procedure of participants of a general meeting of shareholders.	Complied	Par. 13.11 and 13.14 of the Charter, Regulations on the general meeting of shareholders
	Board of Directors		
8.	Provisions in the Charter of the joint-stock company entitling the board of directors to approve annual financial and business plan of the joint-stock company.	Complied	Par. 14.4 of the Charter
9.	Risk management rules approved by the board of directors	Complied partially	Risk management is defined by a number of internal documents of the Company, including the Corporate restructuring program as a comprehensive document identifying risk management procedures.
10.	Provisions in the Charter of the joint-stock company authorizing the board of directors to suspend from office the general director appointed by a general meeting of shareholders.	-	Appointment of the general director, determination of his/her term in office and early termination of his/her authorities is referred to the authorities of the board of directors (items 26 Par. 14.4 of the Charter).
11.	Provisions in the charter entitling the board of directors to set out qualification requirements and compensations as far as the general director, members of the management board and heads of key structural units of the joint-stock company are concerned.	Complied	Items.18,22,24, Par. 14.4 of the Charter
12.	Provisions in the Charter of the joint-stock company entitling the board of directors to approve terms and	Complied	Item 33 Par.14.4 of the Charter

	conditions of contracts with the general director and members of the management board.		
13.	Provisions in the Charter or internal regulations of the joint-stock company to the effect, that in approving terms and conditions of contracts with the general director (managing director or organization) and members of the management board, votes of the board members who are the general director or members of the management board are not counted in voting.	-	Members of the Management Board are not members of the Board of Directors (except the General Director who by duty is the Chairman of the Management Board).
14.	At least three independent directors sitting on the Board of Directors complying with requirement of the Principles of Corporate Conduct	Intends to comply	Chapter 4 of the Code of Corporate Conduct
15.	No members of the board of directors found at some time guilty in economic crimes or crimes against the state, interests of public service and service in local self-governing bodies, or who were punished administratively for violations/breaches in the sphere of finances, taxation and duties, and securities market.	Complied	
16.	No members of the board of directors of the joint-stock company who are participants, general director (administrator), member of a governing body or officer of a legal entity-competitor of the joint-stock company in question.	Complied	
17.	Provisions in the Charter of the joint-stock company stipulating election of the board of directors by a cumulative voting.	Complied	Par. 14.2 of the Charter
18.	Provisions in internal regulations of the joint-stock company requesting members of the board of directors to refrain from ay actions that may or likely to lead to a conflict of interests between those of the Company and the members of the board in question; and in the vent of such a conflict the affected directors shall disclose the information about the conflict to the board of directors.	Complied	Par. 3.2 Regulations on the Board of Directors; Chapter 4 of the Code of Corporate Governance
19.	Provisions in the regulations of the joint-stock company requesting members of the board of directors to advise the board of an intention to make deals with securities of the joint-stock company where they sit on the board, or its daughter (affiliated) companies and disclose information on deals made by them with such securities.	Complied	Par. 3.2.10 of the Regulations on the Board of Directors; Chapter 4 of the Code of Corporate Governance
20.	Provisions in the internal regulations requesting holding meeting of the board of directors at least once in six weeks.	Complied	Chapter 4 of the Code of Corporate Governance
21.	Holding meetings of the board of directors in the reporting year at least once in six weeks.	Complied	Actually 40 meeting of the board of directors were held in 2003
22.	Provisions in the internal regulations of the joint-stock company regulating rules of procedure of the board meeting.	Complied	Chapter 6 of the Regulations on the Board of Directors
23.	Provisions of the internal regulations of the joint-stock company stipulating seeking mandatory approval by the board of directors of transaction of the joint-stock company involving amounts in excess of 10% of the company's assets, excluding deals made in the course of regular ordinary activities.	Complied	Deals valued in excess of 0.4% of the assets are to be approved by the Board of Directors (item 19, Par. 14.4 of the Charter)
24.	Provisions of the internal regulations of the joint-stock	Complied	Par. 3.1.1 of the

	company stipulating the right of members of the board of director to receive from executive bodies and heads of structural units of the joint-stock company information necessary for discharging their duties; and responsibilities for non-provision of such information.		regulations on the Board of Directors
25.	Setting up a committee of the board of directors on strategic planning or entrusting these functions with other committee (except audit committee and staff and remuneration committee)	Complied	Budgetary and Investment Planning Committee
26.	Committee of the board of directors (Audit Committee) that makes recommendations to the board regarding auditor of the joint-stock company, and works with the auditor and the internal audit commission of the joint-stock company in question.	Complied	The Audit Commission
27.	Only non-executive and independent directors serve on the audit committee of the board.	-	The Audit Committee comprises 1 independent director, 1 no-executive director and 1 representative of the majority shareholders and 1 representative of the Company's management.
28.	An independent director is in charge of the audit committee.	Complied	
29.	Provisions of the internal regulations of the joint-stock entitling all members of the audit committee to have unrestricted access to all documents and information of the joint-stock company subject to non-disclosure of confidential information.	Complied	Par. 6.2.1 of the Regulations on the audit committee
30.	Setting up a committee of the board of directors (staff (nomination) and remuneration committee) having the duties of defining criteria to be met by nominees to the board of directors, and development of compensation and remuneration policies of the joint-stock company	Complied	Staff (Nomination) And Remuneration Committee
31.	AN independent director is in charge of the staff (nomination) and remuneration committee	Complied	
32.	No executives/officers of the joint-stock company in the staff (nomination) and remuneration committee	-	The Committee includes 1 independent director, and 1 representative of the major shareholder and 1 representative of the Company management.
33.	Setting up a committee of the board of directors dealing with risks or entrusting the duties of the risk management committee to another committee (except staff (nomination) and remuneration committee).	-	Those issues are referred to the authorities of the Audit Committee and department of internal audit reporting to the board of directors.
34.	Setting up a committee of the board of directors for corporate conflict settlement or entrusting the duties of the committee with another committee (except audit	Complied	Corporate Governance Committee

	committee and staff (nomination) and remuneration committee).		
35.	No executives/officers of the joint-stock company on the corporate conflict settlement committee.	-	The Committee includes: 1 independent director, 1 non-executive director and 1 representative of the Company management.
36.	An independent director shall be in charge of the corporate conflict settlement committee	-	An independent director chairs the Corporate Governance Committee.
37.	Internal documents (regulations) of the joint-stock company, approved by the board of directors, setting forth the rules for staffing and working arrangements of the committees of the board of directors.	Complied	Regulations on the committees of the board of directors are approved.
38.	The Charter of the joint-stock company shall contain provisions identifying quorum determination procedure at the meetings of the board of directors ensuring mandatory participation of independent directors in the meetings of the board of directors.	Complied partially	The Company ensures all necessary conditions for independent directors to voice their opinions at the meetings of the board of directors (both held with personal attendance and by absentee voting).
	Executive bodies		
39.	Existence of collective (collegial) executive body (the management board) of the joint-stock company	Complied	The Management Board of the Company
40.	Provisions in the Charter or internal regulations of the joint-stock company to the effects that the management board shall approve transaction involving property, loans granted to the company, unless the transactions are not significant or in the course of regular ordinary business of the joint-stock company.	Complied	Chapter 6 of the Code of Corporate Governance; the transactions are partially referred to the responsibilities of the board of directors and dealt with in the procedure of advising members of the board of directors by the General Director of the intention to conduct the transaction.
41.	Provisions of the internal regulations of the joint-stock company setting forth a procedure to approve operations beyond the framework of the financial and business plan of the joint-stock company	Complied	Item Par. 14.4 and 15.4 of the Charter
42.	there are no members of executive bodies who are participants, the general director (administrative manager), members of governing bodies or officers/employees of a legal entity competing with the joint-stock company in question.	Complied	
43.	No members of the executive bodies found at a certain time guilty in economic crimes or crimes against the state	Complied	

	authorities, interests of public service and service in local self-governing bodies, or who were punished administratively for violations/breaches in the sphere of entrepreneurial activities or finances, taxation and duties, and securities market. If the duties of the sole person executive body are performed by a managing organization or external administrator, both the general director and members of the management board of the managing organization or the external administrator shall comply with requirements to be met by the general director and members of the management board of the joint-stock company.		
44.	Provisions in the Charter of internal regulations of the joint-stock company forbidding the managing organization (administrator) to perform similar duties in a competing organization or have some property relations to the joint-stock company beyond serving as managing organization (administrator).	-	Day-to-day running of the Company is performed by the sole person executive body – the General Director of the Company.
45.	Provisions of the internal regulations of the joint-stock company requesting the executive bodies to refrain from actions that are likely to or might lead to a conflict of interests of their interests and those of the joint-stock company, and in the event of occurrence of this – to advise the board of directors of it.	Complied	Chapter 6 of the Code of Corporate Governance.
46.	Provisions in the charter or internal regulations of the joint-stock company identifying criteria for selecting managing organization (administrator).	-	Day-to-day running of the Company is performed by the sole person executive body – the General Director of the Company.
47.	Executive bodies submit monthly reports of their activities to the board of directors	Complied	The board of directors regularly reviews issues related to fulfillment of decisions made by general meetings of shareholders and the board of directors. Budget execution reports are submitted quarterly.
48.	Contracts entered into with the general director (managing organization, administrator) and members of the governing bodies setting forth responsibility for breach of provisions regulating handling of confidential and proprietary information.	Complied	
	The Company Secretary		
49.	A special office of the joint-stock company (The Company Secretary) is established with the aim of ensuring compliance of officers and bodies of the joint-stock company with rules of procedure that guarantee exercising rights and honoring interests of shareholders of the joint-stock company.	Complied partially	Currently the majority of the duties are performed by the Secretary of the board of directors. In the near future the Corporate Secretary office will be set up; the necessary

			provisions are stated in Section 17 of the Charter.
50.	Provisions in the charter or internal regulations of the joint-stock company regulating rules of appointment (election) of the company secretary and duties of the company secretary.	Complied	Items 32 Par. 14.4. and Par. 17.1 –17.3 of the Charter
51.	Provisions in the charter of the joint-stock company identifying requirements to be met by a nominee to the company secretary.	-	The requirements are stated in the Regulations on the office of the Corporate Secretary and its staff.
Significant corporate actions			
52.	Provisions in the charter of internal regulations of the joint-stock company requesting approval of a major deal before closing it.	Complied	Items 19-21 Par. 14.4 of the Charter
53.	Mandatory engagement of an independent appraiser to assess the market value of property which is a subject-matter of major deals.	Complied	In practice an independent appraiser is engaged for assessing the market value of property which is subject-matter of deals significant for operations of the Company.
54.	Provisions in the charter of the joint-stock company forbidding any actions to be taken in the course of acquisition of large blocks of shares of a joint-stock company (merger/take-over) aimed at protection interests of executive bodies (members of these bodies) and those of members of the board of directors, and actions impairing positions of shareholders as compared to the current situation at that moment (in particular, prohibiting the board of directors from taking a decision to issue additional shares or convertible securities or rights for purchasing shares of the joint-stock company before expiry of the anticipated period for the acquisition of the block of shares, even if the right to take such decision by the board is secured by the Charter.)	-	
55.	Provisions in the charter of the joint-stock company requiring mandatory engagement of an independent appraiser for assessing the current market value of shares and possible changes in their market value resulting from merger/acquisition.	-	An independent appraiser is engaged for assessing current market value of shares and possible changes resulting from merger/acquisition.
56.	No provision in the charter of the joint-stock company relieving a purchaser from the obligation to offer shareholders to sell ordinary shares owned by them (issued convertible securities) in the course of the acquisition.	Complied	Par. 8.12 of the Charter
57.	Provisions in the charter or internal regulations of the joint-stock company requesting mandatory engagement of an independent appraiser to determine conversion ratio of in the event of reorganization.	-	In practice an independent appraiser is engaged for defining the conversion ratio of shares in the case of

			reorganization.
	Information disclosure		
58.	An internal document approved by the board of directors setting forth rules and approaches of the board of directors to information disclosure policies (Information policies statement).	Complied	Information disclosure regulations
59.	Provisions of the internal regulations of the joint-stock company requesting disclosure of information regarding aims of share placement, persons intending to acquire the shares to be placed, including a large block of shares, and whether top executives/directors will take part in purchasing placed shares of the joint-stock company.	Complied	Information disclosure regulations
60.	Provisions of the internal regulations of the joint-stock company identifying list of information items, documents and materials to be provided to shareholders for review in order to make decisions on issues to be decided by a general meeting of shareholders.	Complied	Par.13.13 of the Charter
61.	Setting-up a corporate website and regular disclosures of information about the joint-stock company by posting on the website.	Complied	http://www.centertelecom.ru/
62.	Provisions of the internal regulations of the joint-stock company requesting information disclosure regarding deals of the joint-stock company with persons falling according to the charter in the category of senior officers/officials of the joint-stock company, and about deals of the joint-stock company with organizations where senior officials of the joint-stock company directly or indirectly own 20 and more percent of the organization's charter capital or are able to otherwise exercise material influence.	Complied	Information disclosure regulations
63.	Provisions of the internal regulations of the joint-stock company requesting disclosure of information regarding any deals that may affect the market value of shares of the joint-stock company.	Complied	Information disclosure regulations
64.	A document approved by the board of directors regulating usage of significant information about activities of the joint-stock company, shares and other securities of the joint-stock company and transactions with them, that is not in the public domain and disclosure of which may significantly affect the market value of shares and other securities of the joint-stock company.	Complied	Information disclosure regulations
Control over the financial and business activities			
65.	Special rules approved by the board of directors regarding internal control of the financial and business activities of the joint-stock company.	Complied	Regulations on the internal audit department, budgeting and investment planning
66.	Existence of a special unit of the joint-stock company ensuring compliance with internal control regulations (control and audit unit).	Complied	Internal Audit Department
67.	Provisions of the internal regulations of the joint-stock company requesting determination by the company's board of directors of the structure and composition of the control and audit unit.	Complied	Par.18.3. of the Charter Par. 1.3.; Par. 1.4.-1.8. Regulations on the Internal Audit

			Department
68.	No persons in the control and audit unit were found at some time guilty in economic crimes or crimes against the state, interests of public service and service in local self-governing bodies, or who were punished administratively for violations/breaches in the sphere of finances, taxation and duties, and securities market.	Complied	
69.	No persons in the control and audit unit who are members of executive bodies of the joint-stock company participants, general director (administrator), a member of a governing body or officer of a legal entity-competitor of the joint-stock company in question.	Complied	
70.	Provisions of the internal regulations of the joint-stock company identifying period for submitting to the control and audit of documents and materials for conducting checks and audits of financial operations, and responsibility for non provision of the required materials within the identified period.	Complied	Regulations on the Internal Audit Department
71.	Provisions of the internal regulations of the joint-stock company setting out duties and obligations of the control and audit unit to report the violations/breaches found by it to the Audit Committee, and if the latter doe not exist, to the board of directors of the joint-stock company.	Complied	Regulations on the Internal Audit Department
72.	Provisions in the charter of the joint-stock company requiring preliminary (tentative) statement of the control and audit unit regarding reasonable and desirable character of operations not provided for by the financial and business plan (unconventional operations).	Complied partially	The requirements are set out in the regulations on the audit committee of the board of directors and regulations on the internal audit department.
73.	Provisions of the internal regulations of the joint-stock company setting forth the procedures of approval of an unconventional operation by the board of directors.	Complied	The procedures are set out in the regulations on the audit committee of the board of directors and regulations on the internal audit department, contracts with the general directors, etc.
74.	An internal document approved by the board of directors identifying the arrangements for conducting audits/checks of financial and business activities of the joint-stock company by the internal audit commission.	-	The procedure is identified in the regulations on the audit commission approved by a general meeting of shareholders.
75.	The audit committee issues a statement of opinion regarding auditor's report before submitting it to shareholders at the general meeting of shareholders.	Complied	
Dividends			
76.	An internal document approved by the board of directors, providing guidance for the board of directors in making recommendations on the amount of dividends (Dividend policies statement)	Intends to comply	Dividend policies regulations are developed, but not

77.	Provision sin the Dividend policies regulations identifying procedure of determining minimal percentage of the net profit of the joint-stock company allocated for dividend payments, and conditions for non-payment or partially payment of dividends on preference shares with dividend amount set out in the charter of the joint-stock company.		approved yet. The draft regulations sets forth procedure of determining minimal percentage of the net profit of the Company allocated for dividend payments; dividend payment history of the Company is posted on the website.
78.	Making public information on dividend policies of the joint-stock company and amendments/changes in them by publishing it a regular publication specified in the charter as the publication for publishing notices of general meetings of shareholders, and posting the information on the corporate website.		

R. Amaryan
General Director

R. Konstantinova,
Chief Accountant

Nº 82-5798

INDEPENDENT AUDITOR'S REPORT ON ACCOUNTS OF JSC CENTERTELECOM FOR THE YEAR 2003

Contents

INDEPENDENT AUDITOR'S REPORT ON ACCOUNTS OF JSC CENTERTELECOM FOR THE YEAR 2003

To the shareholders of JSC CenterTelecom

AUDITOR'S DETAILS:
Name: Private JSC (ZAO) ERNST&YOUNG VNESHAUDIT
Domicile: 20/12 Podsosenski per., Building 1-1A, Moscow, 105062, Russia.
Certificate of making an entry into the Unified register of legal entities of a legal entity registered before July 1, 002, the date of making the entry September 16, 2002 series 77 #008050714, registered by the State Institution Moscow registration Chamber on August 30, 1994 #033.468, with the principal state registration number 10277391993333.

License to carry out auditing activities #E003246, approved by Order #9, issued by the Ministry of Finance on January 17, 2003, valid for 5 years.

DETAILS of the AUDITED COMPANY
Name: JSC CenterTelecom
Registered address: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia
State registration: #1025006174710 of November 1, 2002, the Moscow Region Registration Chamber.
Licenses to carry out activities to be licensed.

Type of activity	License number	Issued by	Date of issue	Valid till
Provision of local and intra tariff band telephone service	24064	Ministry of the Russian Federation for Communication and Informatics	October 24, 2002	October 24, 2012
Provision of domestic long-distance and international telephone service	23250	Ministry of the Russian Federation for Communication and Informatics	November 14, 2002	November 14, 2007
Provision of telecommunications channels for lease	23247	Ministry of the Russian Federation for Communication and Informatics	November 14, 2002	November 14, 2007

Altogether 55 licenses.

We have conducted an audit of JSC CenterTelecom's accounting reports (financial statements) for the period from January 1 through December 31, 2003 inclusively.

JSC CenterTelecom's accounting reports include the balance sheet, profit and loss account marked with the words "Over the reporting period", statement of changes in equity for the period from January 1 through December 31, 2003, cash flow statement marked with the words "Over the reporting year", the annexes to the balance sheet in the part of financials in the period from January 1 through December 31, 2003, and the explanatory notes, notes 2,3,4,6-13 in the part of information referring to the period from January 1 through December 31, 2003 (henceforth the "Accounting reports"). Preparation and provision of these accounting reports are the responsibilities of JSC CenterTelecom's management. Our responsibility is to express opinion based on the conducted audit regarding true and fair nature in all material aspects of these accounting reports and compliance of bookkeeping and accounting with the applicable law of the Russian Federation. We have not audited comparable data for the period preceding the reporting period, presented in the profit and loss account, statement of changes in equity, Annexes to the balance sheet and explanatory notes, notes 2,3,4,6-13 in the part of information referring to the period from January 1 through December 31, 2002, which were prepared by JSC CenterTelecom taking into account organizations merged on November 30, 2002, according to the principles stated in Note 4 of the explanatory notes. Neither have we audited the data presented in Annex 1 to the Accounting reports for the period January 1 through December 31, 2001 and from January 1 through December 31, 2002 presented taking into the merged companies as if the reorganization had happened as on January 1, 2001.

We have conducted the audit in accordance with the Federal Law On auditing activities and approved federal rules (standards) of auditing activity, Rules (standards) of auditing activity approved by the Commission on auditing activity under the President of the Russian Federation.

The audit was planned and conducted in such a way as to obtain reasonable assurance that the Accounting reports are free from material misstatements. The audit was conducted selectively, and included examination on a test basis of evidence confirming significance and disclosure of information on financial and business activities in the Accounting reports, assessment of principles and methods of bookkeeping and accounting, and rules for preparation of the Accounting reports, and significant estimated values reported to the management of the audited company, as well as assessment of general presentation of the Accounting reports. We believe that the conducted audit provides sufficient basis to express our opinion regarding true and fair nature in all material aspects of the Accounting reports and about compliance of bookkeeping and accounting with applicable laws of the Russian Federation.

As on December 31, 2003 provisions for doubtful accounts receivable is understated by the amount of RUR194,384 thousand, making necessary the following corrections in the Accounting reports: the figure in line 240 Accounts receivable (with payment expected within 12 months fro the reporting date) (At the reporting period end) the balance sheet should be less by RUR194,384 and equal to RUR2,163,154 thousand; the figure in line 145 Deferred tax assets (at the reporting period end) of the balance sheet should be increased by RUR46,652 thousand and equal to RUR58,179; the figure in line 470 Undistributed profit (not covered loss) in the reporting year (At the reporting period end) should be decreased by RUR147,732 thousand and equal to RUR1,354,831 thousand; the figure in line 190 Net profit

(undistributed profit (loss) of the reporting period) (Over the the reporting period of the profit and loss account should be less by RUR147,732 and equal to RUR1,354,831.
In our opinion apart from corrections stated in the paragraph above, affecting the Accounting reports, accounting and bookkeeping with respect to preparation of the Accounting reports of JSC CenterTelecom in 2002 met requirements of the Federal Law On accounting #129-FZ of November 21, 1996 and the said Accounting reports (financial statements) prepared according to this law give a true and fair view in all material aspects of the financial position of JSC CenterTelecom as at December 31, 2003 and results of its financial and business activities over the period from January 1, 2003 through December 31, 2003 inclusively.

Without qualifications in our opinion we draw attention to the unaudited Note 5 of the explanatory notes, stating the excess of short-term liabilities of JSC CenterTelecom over current assets by RUR2,452,224 thousand as at December 31, 2003.

The attached financial statements are not intended to present the financial position and results of operations according to accounting methods or principles generally accepted in countries and administrative-territorial entities other than the Russian Federation. Therefore, the attached financial statements are not intended for those not familiar with the Russian principles, procedures and methods of accounting and bookkeeping.

May 17, 2004
Signature
Alexander Svistich
Partner

Round seal

Signature
Mikhail G. Tabakov
Partner
Certificate of Qualification for general audit #K002747, renewed on February 28, 2003 for indefinite term

REPORT
of the internal Audit Commission of Joint-Stock Central Telecommunication Company on the results of the audit of the results of financial and business activities of the Company, annual financial statements of the Company and verification of data contained in the annual report of the Company and annual financial accounts of the Company for 2003.

April 20, 2004 Moscow

Based on the Company's Charter, Regulations on the Audit Commission of Joint-Stock Central Telecommunication Company the internal Audit Commission of Joint-Stock Central Telecommunication Company consisting of the following members:

- I. Prokofieva
- K. Beliaev
- K. Frolov
- L. Greseva
- E. Kukudzhanova

conducted an audit of the accounts for 2003.

The audit was conducted from April 12 through April 16, 2004 of the following:

- credibility of data contained in the annual report and financial statements for 2003;
- arrangements for bookkeeping and accounting, and financial reporting for 2003.

General

Full name of the organization: Joint-Stock Central Telecommunication Company
Abbreviated name: JSC CenterTelecom
Legal address: 23 Proletarskaya street, Khimki, Moscow region, 141400, Russia
Address of the head office: 6 Degtiarny Pereulok, building 2, Moscow, GSP-3, 125993, Russia
Date of the state registration of the Company: July 23, 1997
Principal state registration number: 1025006174710 (as amended and added on November 30, 2002 and March 13, 2003)
Officers responsible for financial and business activities of the Company in the audited period are:
Mr. R. Amaryan, General Director
Ms. R. Konstantinova, Chief Accountant

The general meeting of shareholders is the supreme governing body of the Company; in between the meetings the highest governing body is the Board of Directors with the Board Chairman as the head. The Management Board of JSC CenterTelecom headed by the General Director is the Company's executive body.

The findings of the audit (check):

During the audit it was found that the Company is guided by provisions of the Civil Code of the RF, the Tax Code of RF and other regulations and statues of the RF in conducting its financial and business activities.

The financial accounts are prepared based on requirements of the Federal Law # 129-FZ On accounting of November 11, 1996 (as subsequently amended and changed), Rules of bookkeeping, accounting and reporting, approved by Order of the Ministry of Finance of the RF #34n of July 29, 1998 (as amended and changed), Order of the Ministry of Finance of the RF #43n of July 6, 1999 On approval of the rules of bookkeeping Accounting of organizations (PBU4/99), Order of the Ministry of Finance of the RF #67n of July 22, 2003 On forms of accounts of organizations.

The audit included verification on a selective basis of supporting documents confirming numbers and clarifications contained in the financial statements.

The Audit Commission of the Company found no significant deviations from adopted rules of bookkeeping and financial account preparation that might materially affect credibility of the accounts.

The financial accounts of JSC CenterTelecom enable provision of comprehensive and fair information on financial and business processes, and results of the Company's activities required for running and management of the Company, and making use of it by investors, suppliers, customers, creditors, and tax, financial and banking authorities and other stakeholders and interested parties.

Statement of conclusion

In the opinion of the Audit Commission members on the results of the audit of financial and business activities of JSC CenterTelecom in 2003 and annual financial statements of JSC CenterTelecom for 2003, the financial statements and accounts are prepared in such a manner as to ensure a true and fair view of assets and liabilities of the Company as on December 31, 2003 based on provisions of the Federal Law # 129-FZ of November 21, 1996 On accounting, and regulations of the Ministry of Finance of the RF (Orders #34n of July 29, 1998 (as amended and changed), # 43n of July 6, 1999 and #67n of July 22, 2003).

Chairman of the Audit Commission	I. Prokofieva
	K. Beliaev
	K. Frolov
	L. Greseva
Secretary of the Audit Commission	E. Kukudzhanova

Accounting Reports (Financial Statements) for 2003

(according to the Russian Accounting Standards)

BALANCE SHEET of JSC CENTERTELECOM as at December 31, 2003

(According to the Russian Accounting Standards)

As at December 31, 2003

			Codes
		Form 01 by OKUD	0710001
		Date (year, month, day)	2004, March 31
Organization	**JSC CenterTelecom (MRC)**	By OKPO	**01140111**
Taxpayer Identification Number	5000000970	INN	**5000000970**
Business activity	**Telecommunications services**	By OKVED	**64.20**
Legal status / form of ownership	**Mixed ownership**	By OKOPF/OKFS	**48/31**
Unit	**Russian roubles (RUR) in thousands (RUR'000)**	by OKEI	**384**
		Date of approval	
		Date of submitting (receipt)	
Address	**6 Degtiarny Pereulok, building 2, GSP-3, Moscow, 125993, Russia**		

ASSETS	Item code	Line code	As at the reporting period start	As at the reporting period end	Note # (in the Explanatory Notes)
1	1a	2	3	4	5
I. NON-CURRENT ASSETS					
Intangible assets	110	110	297	49	
Fixed assets	120	120	17,549,273	22,287,735	6.1.
Capital expenditures	130	130	1,878,008	2,760,862	6.2.
Income yielding investments in tangible items	135	135	1,892	1,877	
Long-term financial investment (06,82)	140	140	123,959	119,863	6.3.
investment in daughter companies		141	91,647	91,135	
investment in affiliates		142	10,828	11,319	
investment in other organizations		143	304	8,077	
Other long-term financial investments		144	21,180	9,332	
Deffre tax assets	145	145	12,941	11,527	6.4.
Other non-current assets	150	150	307,372	1,642,503	6.5.
TOTAL on Section I	190	**190**	**19,873,742**	**26,824,416**	

ASSETS	Item code	Line code	As at the reporting period start	As at the reporting period end	Note # (in the Explanatory Notes)
II. CURRENT ASSETS	1a	2	3	4	5
Inventories	210	**210**	595,045	915,292	
raw materials, auxiliary and other suchlike assets	211	211	485,581	600,348	6.6.
expenses on production in progress (in circulation overheads)	213	213	252	754	
finished products and goods for resale	214	214	38,416	28,848	
shipped products	215	215	200	472	
prepaid expenses	216	216	70,589	284,870	
other inventory and expenses	217	217	7	,	
VAT on acquired valuable items	220	220	789,585	1,477,023	6.7.
Accounts receivable (with payment expected within 12 months after the date of reporting), *including*	230	**230**	42,568	59,440	
customers and buyers	231	231	,	,	
advanced payments		232	26,213	28,927	
other debtors		233	16,355	30,513	
Accounts receivable (with payment expected within 12 months after the date of reporting), *including:*	240	**240**	1,743,578	2,357,538	
customers and buyers	241	241	1,259,330	1,732,449	6.8.
advanced payments		242	170,545	211,266	
other debtors		243	313,703	413,823	6.9.
Short-term financial investment	250	250	16,110	24,486	6.3.
Cash and cash equivalents	260	260	288,991	1,015,270	6.10.
Other current assets	270	270	1,067	941	

Total for Section II	290	**290**	3,476,944	5,849,990	
GRAND TOTAL (sum of lines 190 and 290)	300	**300**	23,350,686	32,674,406	

LIABILITIES	**Item code**	**Line code**	**As at the reporting period start**	**As at the reporting period end**	**Note # (in the Explanatory Notes)**
1	1a	2	3	4	5
III. CAPITAL AND RESERVES					
Charter (authorized) capital	410	410	631,200	631,200	6.11.
Additional capital	420	420	6,405,534	6,332,963	
Reserves	430	430	27,838	31,560	
Shares repurchased from shareholders	411	440	,	,	
Retained profit (uncovered loss)of previous years	470	460	6,760,726	6,567,747	6.12.
Retained profit (uncovered loss)of the reporting period	470	470	X	1,502,563	6.12.
TOTAL for Section III	490	**490**	13,825,298	15,066,033	
IV. LONG-TERM LIABILITIES					
Loans and credits, *including*	510	**510**	1,944,461	6,727,159	6.14.
credits		511	981,013	3,963,900	
loans		512	963,448	2,763,259	
Defferred tax liabilities	515	515	238,219	357,897	6.15.
Other long-term liabilities	520	520	1,323,357	2,221,103	6.16.
TOTAL for Section IV	590	**590**	3,506,037	9,306,159	
V. SHORT-TERM LIABILITIES					
Loans and credits, *including*	610	**610**	2,398,253	3,988,610	6.14.
credits		611	1,654,894	3,283,624	
loans		612	743,359	704,986	
Accounts payable	620	**620**	3,198,753	3,833,783	6.17.
suppliers and contractors	621	621	1,701,724	2,061,364	
advanced paymnets received	625	622	454,186	402,591	
debt to employees	622	623	135,470	166,406	
debt to state off-budget funds	623	624	73,684	79,671	
debt on taxes and duties	624	625	439,917	519,239	6.17.
other creditors	625	626	393,772	604,512	6.17.
Overdue income payments to shareholders (founders)	630	630	31,074	15,323	6.13.
Deferred income	640	640	391,271	464,498	6.18.
Provisions for deferred expenses	650	650	X	X	
Other short-term liabilities	660	660	X	X	
TOTAL for Section V	690	**690**	6,019,351	8,302,214	
GRAND TOTAL (sum of lines 490, 590, and 690)	700	**700**	23,350,686	32,674,406	

SUMMARY
VALUABLE ITEMS RECORDED IN OFF-BALANCE SHEET ACCOUNTS

ITEM DESCRIPTION	**Item code**	**Line code**	**As at the reporting period start**	**As at the reporting period end**
1	1a	2	3	4
Leased fixed assets	910	900	1,071,320	1,208,438
including leasing	911	901	800,647	846,547
Goods and other tangibles accepted for safe custody	920	902	7,418	9,383
Goods accepted on commission	930	903	15	1,767
Debt of insolvent debtors written off as a loss	940	904	241,361	301,871
Security/collateral of liabilities and payments, received	950	905	1,296,451	2,752,925
Security/collateral of liabilities and payments, granted	960	906	3,938,941	9,134,084
Depreciation of housing facilities	970	907	24,468	28,217
Depreciation of external building/land improvement and other similar facilities	980	908	831	1,010
Means of payment for telecommunications services		909	12,477	60,807

SUMMARY
NET ASSETS VALUE

ITEM DESCRIPTION	Item code	Line code	As at the reporting period start	As at the reporting period end
1	1a	2	3	4
Net,assets		1000	14,216,569	15,530,531

Signature
R.Amaryan
General Director
March 12, 2004

Signature
R.Konstantinova
Chief Accountant

PROFIT and LOSS ACCOUNT for 2003

As at December 31, 2003

	Codes
Form 02 by OKUD	0710002
Date (year, month, day)	2004, March 31
By OKPO	01140111
INN	5000000970
By OKVED	64.20
By OKOPF/OKFS	48/31
by OKEI	384

Organization	**JSC CenterTelecom (MRC)**
Taxpayer Identification Number	5000000970
Business activity	**Telecommunications services**
Legal status / form of ownership	**Mixed ownership**
Unit	**Russian roubles (RUR) in thousands (RUR'000)**

ITEM DESCRIPTION	Item code	Line code	Over the reporting period	Over the same period previous year	Note # (in the Explanatory Notes)
1	1a	2	3	4	5
I. Ordinary activity revenues and expenses					
Net revenues from sale of goods, products, services (less VAT, excise duties and other mandatory payments).	010	010	20,890,007	16,389,267	7.1.
including sales of telecommunications services		011	20,564,872	16,016,251	
Costs of sale of goods, products, services, works	020	020	(15,648,552)	(12,131,919)	7.2.
including costs of telecommunications services		021	(15,414,947)	(11,887,067)	
Profit (loss) from sales (lines 010 – 020)	050	**050**	5,241,455	4,257,348	
II. Operating income and expenses					
Interest receivable	060	060	4,287	2,417	
Interest payable	070	070	(878,460)	(556,538)	
Income from participation in other organizations	080	080	528	562	
Other operating income	090	090	809,311	661,130	7.3.
Other operating expenses	100	100	(1,938,483)	(1,678,237)	7.3.
III. Non-sale income and expenses					
Non-sales income	120	120	397,449	252,967	7.4.
Non-sales expenses	130	130	(1,332,221)	(1,335,709)	7.4.
Profit (loss) before tax (sum of lines 050, 060, 080, 09, 120 less lines 070, 100, 130)	140	**140**	2,303,866	1,603,940	
Profit tax and other similar mandatory payments (lines -151+152-153)		**150**	(796,793)	(766,322)	7.6.
deferred tax liabilities	142	151	(119,679)	(238,219)	
deferred tax assets	141	152	(1,414)	(8,427)	
Current profit tax	150	153	(675,700)	(519,676)	
Operating profit (loss) (line 140 less 150)		**160**	1,507,073	837,618	
IV. Extraordinary income and expenses					
Extraordinary income		170	3,097	88	7.5.
Extraordinary expenses		180	(7,607)	(54)	7.5.
Net profit (undistributed profit (loss) in the reported period – lines 160 and 170 less line 180).	190	**190**	1,502,563	837,652	7.7.
FOR REFERENCE					
Conditional expenses (income) with respect to tax profit		201	(552,928)	(384,946)	
Permanent tax liabilities	200	202	(243,865)	(381,376)	
Permanent tax assets	200	203			

ITEM DESCRIPTION	Item code	Line code	Over the reporting period	Over the same period previous year	Note # (in the Explanatory Notes)
1	1a	2	3	4	5
Base profit (loss) per share		301	0.85697	0.47775	7.8.
Diluted profit (loss) per share		302			

*** Filled out in the annual accounting reports**

Explanation of some profit and loss items

Description	Item code	Line code	Over the reported period		Over the same period previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, late payment charges, and claims amounts either accepted or for recovery of which a court ruling (an arbitration court ruling) was handed down.		401	18,459	(43,402)	20,527	(19,934)
Profit (loss) of previous years		402	26,085	(73,064)	34,947	(67,795)
Indemnity of losses incurred due to non-performance or improper performance of duties		403	15,622	(1,422)	17,007	(1,840)
Foreign currency translation adjustments		404	245,922	(306,755)	37,713	(308,985)
Allocations to estimated provisions		405	X	(561,889)	X	(643,989)
Written-off accounts receivable and payable		406	4,655	(676)	29,005	(45,194)

Signature
R.Amaryan
General Director
March 12, 2004

Signature
R.Konstantinova
Chief Accountant

STATEMENT of CHANGES IN EQUITY for 2003

As at December 31, 2003

			Codes
		Form 03 by OKUD	0710003
		Date (year, month, day)	2004, March 31
Organization	**JSC CenterTelecom (MRC)**	By OKPO	**01140111**
Taxpayer Identification Number	5000000970	INN	**5000000970**
Business activity	**Telecommunications services**	By OKVED	**64.20**
Legal status / form of ownership	**Mixed ownership**	By OKOPF/OKFS	**48/31**
Unit	**Russian roubles (RUR) in thousands (RUR'000)**	by OKEI	**384**

Item description	Item code	Line code	Charter (authorized) capital	Additional capital	Reserve	Undistributed profit	Total
1	1a	2	3	4	5	6	7
Balance as on December 31, 2001		**100**	185,589	1,761,308	27,838	556,032	2,530,767
2002							
Changes in the accounting policies		101	X	X	X		
Balance of fixed assets revaluations		102	X		X		
Other		103	X		X		
Balance as on January 1, 2002		**104**	185,589	1,761,308	27,838	556,032	2,530,767
Changes of capital items		**200**		(3,106)		(27,828)	(30,934)

Foreign currency translation results		201	X		X	X	
Net profit (loss) for the reporting year		202	X	X	X	(6,814)	(6,814)
Dividends		203	X	X	X	(24,120)	(24,120)
Reserves allocations		204	X	X			
Additional share issues		205			X		
Increase of nominal values of shares		206			X		
Change of capital due to fixed assets retirement		207	X	(3,106)	X	3,106	
Other		208					
Capital increase due to		**210**	445,611	4,647,332		11,105,564	16,198,507
additional share issues at the expense of shareholders		211			X	X	
reorganization of the legal entity		212	445,611	4,647,332		11,105,564	16,198,507
other		213					
Capital decrease due to		**220**				(4,647,764)	(4,647,764)
reduction of number of shares		221		X	X		
decrease of share par value		222		X	X	X	
reorganization of the legal entity		223				(4,647,332)	(4,647,332)
other		224				(432)	(432)
Balance at December 31, 2002 2002		**300**	631,200	6,405,534	27,838	6,986,004	14,050,576
Changes in the accounting policies		301	X	X	X	(225,278)	(225,278)
Balance of fixed assets revaluations		302	X		X		
Other		303	X		X		
Balance at January 31, 2003	**100**	**304**	631,200	6,405,534	27,838	6,760,726	13,825,298
Capital items changes:		**400**		(72,571)	3,722	1,311,412	1,242,563
Foreign currency translation results		401	X		X	X	
Net profit (loss) for the reporting year		402	X	X	X	1,502,563	1,502,563
Dividends		403	X	X	X	(260,000)	(260,000)
Reserves allocations	110	404	X	X	3,722	(3,722)	
Additional share issues at the expense of own funds	121	405			X		
Increase of share nominal values	122	406			X		
Change of capital due to fixed assets retirement		407	X	(72,571)	X	72,571	
Other		408					
Capital increase due to		**410**					
additional share issues at the expense of shareholders	121	411			X	X	
reorganization of the legal entity	123	412					
other		413					
Capital decrease due to		**420**				(1,828)	(1,828)
reduction of number of shares	132	421		X	X		
decrease of share par value	131	422		X	X	X	
reorganization of the legal entity	133	423					
other		424				(1,828)	(1,828)
Balance at December 31, 2003	**140**	**500**	631,200	6,332,963	31,560	8,070,310	15,066,033

Item description	Item code	Line code	Balance at the year start	Received	Used/ restored	Balance at the year end
1	1a	2	3	4	5	6
Reserves allocated pursuant to law: Reserves data for 2002		601	114,482		(86,644)	27,838
data for 2003		602	27,838	3,722		31,560
Reserves allocated pursuant to founding documents: Employee stock benefit plan data of 2002		603	1,157		(1,157)	
data of 2003		604				
Estimated provisions: Doubtful debt provisions data for 2002		605	7,778	643,989	(95,092)	556,675
data for 2003		606	556,675	558,403	(141,911)	973,167
Provisions for devaluation of financial investments data for 2002		607				
data for 2003		608		3,486		3,486
Provisions for devaluation of tangible assets values data for 2002		609				
data for 2003		610				
Provisions for deferred expenses: Provisions for contingent liabilities data for 2002		611				
data for 2003		612				

Signature
R.Amaryan
General Director
March 12, 2004

Signature
R.Konstantinova
Chief Accountant

CASH FLOW STATEMENT for 2003

As at December 31, 2003

			Codes
		Form 04 by OKUD	0710004
		Date (year, month, day)	2004, March 31
Organization	**JSC CenterTelecom (MRC)**	By OKPO	01140111
Taxpayer Identification Number	5000000970	INN	5000000970
Business activity	**Telecommunications services**	By OKVED	64.20
Legal status / form of ownership	**Mixed ownership**	By OKOPF/OKFS	48/31
Unit	**Russian roubles (RUR) in thousands (RUR'000)**	by OKEI	384

Item description	Item code	Line code	Over the reporting period
1	1a	2	3
CASH BALANCE AT THE REPORTING YEAR START		010	287,649
CURRENT OPERATIONS **Cash received from current operations**		020	24,936,797
from buyers, customers		021	23,675,859
other income		022	1,260,938
Cash funds channelled to:		030	(22,595,407)
payments for purchased goods, services, works, raw materials and other current assets	150	031	(8,392,944)
payroll	160	032	(4,957,666)
interest payments	170	033	(858,626)
tax and duties settlements	180	034	(5,817,033)
other expenses		035	(2,569,138)
Net cash from current operations		040	2,341,390
INVESTMENT ACTIVITIES **Cash funds received from investment activities**		050	41,423
proceeds from realization of fixed assets and other no-current assets	210	051	27,800
proceeds from redemption and sale of securities, interest, units and other financial investments	220	052	4,012
dividends received, income from stakes/contributions	230	053	5,112
interest received	240	054	2,810
proceeds from repaid loans granted to other organizations	250	055	423
other income from investment activities		056	1,266
Cash funds channelled to:		060	(6,764,830)
purchase and creation of fixed asset items and other non-current assets	290	061	(6,042,215)
purchase of shares, stock, interests	280	062	(75)
purchase of debt instruments and other financial investments	300	063	(722,180)
loans granted to other organizations	310	064	(360)
other expense of investment activities		065	
Net cash funds of investment activities	340	070	(6,723,407)
FINANCIAL OPERATIONS **Received cash funds from financial activities**		080	11,176,972
loans and credit received		081	10,980,472
other income from financial activities		082	196,500
Cash funds channelled to:		090	(6,067,334)
repayment of loans and credits (less interest payments)		091	(5,296,360)
financial lease payments		092	(517,966)
dividend paymnets	170	093	(253,008)
other expenses of financial activities		094	
Net cash funds from financial activities		100	5,109,638
Net growth (reduction) of cash funds		110	727,621
CASH FUND BALANCE AT THE REPORTING PERIOD END		120	1,015,270
Effect of currency exchange rate fluctuations (with respect to rouble)		130	(1,342)

Signature
R.Amaryan
General Director
March 12, 2004

Signature
R.Konstantinova
Chief Accountant

ANNEX TO THE BALANCE SHEET

As at December 31, 2003

	Codes
Form 05 by OKUD	0710005
Date (year, month, day)	2004, March 31
By OKPO	01140111
INN	5000000970
By OKVED	64.20
By OKOPF/OKFS	48/31
by OKEI	384

Organization	**JSC CenterTelecom (MRC)**
Taxpayer Identification Number	5000000970
Business activity	**Telecommunications services**
Legal status / form of ownership	**Mixed ownership**
Unit	**Russian roubles (RUR) in thousands (RUR'000)**

Item description	Item code	Line code	At the reporting year start	Received	Retired	At the reporting year end
1	1a	2	3	4	5	6
Intellectual property items (including exclusive rights for products of intellectual property)	010	**101**	1,025			1,025
of which: patent holder of an invention, industrial prototype, useful model	011	102				
right owner for software, database	012	103	967			967
brand owner, trade mark holder, service mark owner, name of location of origin of goods	014	104	58			58
other	015	105				
Other	040	106				
Total		**110**	1,025			1,025

Item description	Item code	Line code	At the reporting year start	At the reporting year end
1	1a	2	3	4
Amortization (of intangible items) - total	050	**120**	728	976
including: *of a patent holder of an invention, industrial prototype, useful model*		121		
right owner for software, database		122	728	967
brand owner, trade mark holder, service mark owner, name of location of origin of goods		123		9
other		124		

2.Fixed assets

Item description	Item code	Line code	At the reporting year start	Received	Retired	At the reporting year end

1	1a	2	3	4	5	6
Buildings		201	3,739,838	178,199	(5,435)	3,912,602
Sites and transmission facilities		202	8,681,860	1,234,856	(50,044)	9,866,672
Machinery and equipment		203	13,651,496	3,857,669	(118,365)	17,390,800
Transportation vehicles		204	425,827	83,227	(8,767)	500,287
Computers and office equipment		205	666,945	272,536	(18,175)	921,306
Housing facilities		206	114,585	6,189	(5,434)	115,340
Land plots and natural resource utilization sites		207	1,972	4,153	(1)	6,124
Other fixed assets		208	1,966,591	1,054,175	(40,469)	2,980,297
Total		**210**	29,249,114	6,691,004	(246,690)	35,693,428

Item description	Item code	Line code	At the reporting year start	At the reporting year end
1	1a	2	3	4
Fixed assets depreciation - total	140	**220**	11,699,841	13,405,693
including: *buildings*		221	843,288	895,822
sites and transmission facilities		222	4,873,574	5,150,127
machinery and equipment		223	4,825,566	5,781,331
transportation vehicles		224	226,570	269,611
computers and office equipment		225	237,138	401,466
other fixed assets		226	693,705	907,336

Item description	Item code	Line code	At the reporting year start	At the reporting year end
1	1a	2	3	4
From line 210 fixed assets items provided for lease - total		**230**	47,406	78,375
including: buildings		231	22,832	45,618
Sites and transmission facilities		232	12,497	13,728
Machinery and equipment		233	1,756	3,392
Transportation vehicles		234	10,291	14,589
other fixed assets		235	30	1,048
From line 210 fixed assets items transferred for long-term storage		240	17,503	46,230

FOR REFERENCE	Item code	Line code	At the reporting year start	At the reporting year end
1	1a	2	3	4
Results of fixed assets revaluation		**250**		x
original (replacement) costs	171	251		x
depreciation	172	252		x
Received fixed assets items for lease - total		**260**	1,071,320	1,208,438
including: buildings		261	54,514	78,837
Sites and transmission facilities		262	2,858	9,558
Machinery and equipment		263	782,656	785,423
Transportation vehicles		264	14,463	33,068
other fixed assets		265	216,829	301,552
Fixed assets items commissioned for service and pending state registration		270	272,132	592,500

3. Income bearing investments in tangible items

Item description	Item code	Line code	At the reporting year start	Received	Retired	At the reporting year end
1	1a	2	3	4	5	6
Property for lease		301				
Property offered under hiring contracts		302				
Other		303	2,071	272	(175)	2,168
Total		**310**	2,071	272	(175)	2,168

Item description	Item code	Line code	At the reporting year start	At the reporting year end
1	1a	2	3	4
Depreciation of income bearing investments in tangible items		311	179	291

4. Research and development, design and technology works

Description of works	Item code	Line code	Reporting year start	Received	Written-off	At the reporting year end
1	1a	2	3	4	5	6
Total	310	400				

FOR REFERENCE	Item code	Line code	At the reporting year start	At the reporting period start
1	1a	2	3	4
Total amount of expenses on R&D in progress	320	401		

FOR REFERENCE	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a	2	3	4
Expenses posted as ordinary activities expenses		402		
Expenses on R&D failed to produce positive outcome and posted as non-sales expenses		403		

5. Financial Investments

Item description	Item code	Line code	Lon-term		Short-term	
			At the reporting year start	At the reporting period end	At the reporting year start	At the reporting period end
1	1a	2	3	4	5	6
Contribution to charter (authorized) (contributed) capital of other organizations, total	510	501	102,779	110,531		
including: daughter and affiliated entities	511	502	102,475	102,454		
Government, municipal bonds, and bonds of third entities	515	503				
Bills of exchange (notes)	520	504	176	163	37	37
Loans granted to other parties	525	505	7,390	2,459	2,257	1,250
Certificates of deposit	530	506			13,816	23,199
Other	535	507	13,614	6,710		
Total	540	**510**	123,959	119,863	16,110	24,486
Of the total amount - financial investments with current market value: Contribution to charter	550	511		3,486		

(authorized) (contributed) capital of other organizations - total						
including: daughter and affiliated entities	551	512				
Government, municipal bonds, and bonds of third entities	555	513				
Bills of exchange (notes)	560	514				
Other	565	515				
Total	570	**520**		3,486		
FOR REFERENCE For financial investments with current market price – change of value due to adjustment in valuation	580	521		3,453		

6. Ordinary activities expenses (expense items)

Item description	Item code	Line code	Over the reporting year 2003	Over the previous year 2002
1	1a	2	3	4
Material expenses	710	601	(4,962,527)	(2,143,739)
Payroll costs	720	602	(5,168,993)	(4,041,131)
Allocations to social needs	730	603	(1,703,826)	(1,395,196)
Depreciation	740	604	(1,668,128)	(1,138,809)
Other expenses	750	605	(2,145,078)	(3,413,044)
Total on expense items	760	**610**	(15,648,552)	(12,131,919)
Change of balance (growth [+], reduction [-]): of production in progress	765	621	503	1,550
deferred expenses	766	622	214,280	12,132

7.Обеспечения

Item description	Item code	Line code	At the reporting year start	At the reporting period end
1	1a	2	3	4
Security received, total:		**710**	1,296,451	2,752,925
including: bank guarantees		711	39,078	11,340
third party surety		712	1,257,153	2,740,697
bills of exchange (notes)		713	220	250
pledged (charged) property		**714**		
of which: fixed asset items		715		
securities and other financial investments		716		
other property		717		
other		718		638
Security provided - total		**720**	3,938,941	9,134,084
including: third party surety		721	1,528,458	1,550,466
bills of exchange (notes)		722	22,490	598,799
pledged (charged) property		**723**	2,387,993	6,984,819
of which: fixed asset items		724	2,387,993	6,984,819

securities and other financial investments		725		
other property		726		
other		727		

8. Government aid

Item description	Item code	Line code	In the reporting year	In the same period previous year
1	1a	2	3	4
Budgetary funds received in the reporting year - total	910	**810**	20 557	39 879
including: financing of capital expenditures		811	4 745	4 311
financing of operating expenses		812	15 812	35 568

Item description	Item code	Line code	At the reporting year start	Received in the reporting period	Returned in the reporting period	At the reporting period end
1	1a	2	3	4	5	6
Budgetary credits - total	920	**820**				
Financing of capital expenditures		821				
Financing of operating expenses		822				

EXPLANATORY NOTES
to financial statements of
JSC CenterTelecom for 2003

1. Contents

2. General/Background

Joint-Stock Central Telecommunication Company, abbreviated name JSC CenterTelecom, Individual Unique Taxpayer Identification Number 5000000970, (henceforth "the Company") was registered pursuant to Ordinance of the Chief of Administration of the Moscow region # 567-r of June 09, 1994 and registered in the register under # 50:10:00124 on July 23, 1997 by the Moscow Region Registration Chamber. Average over the year number of employees in 2003 was 69,847 (72,088 employees in 2002). The Company registered address is 23 Proletarskaya Street, Khimki, Moscow region, 141 400, Russia.

The core business activities of the Company according to licenses granted to it are:

- provision of local and intra-tariff band telephone service;
- provision of local, domestic long-distance and international telephone service using public payphone and public telecommunications offices;
- provision of local, domestic long-distance and international telephone service
- provision of cellular mobile communications service (using GSM-900, GSM-1800, NMT-450, AMPS/D-AMPS standards);
- provision for lease of physical circuits, channels and network path, including broadcasting channels;
- provision of telematic (including e-mail, access to information resources, information and directory services, Telefax, Comfax service, Burofax, message handling service, voice-mail, voice message transmission, audio and video conference calls, Internet);
- data services;
- provision of radio area network (trunking);
- Intelligent Network (IN) services;
- telegraph services (including telegrams, AT/T (subscriber) telex);
- radio-telephone services;
- provision of wireless local telephone services based on CDMA;
- provision of mobile radio-telephone service;
- wireline broadcasting services;
- on-air transmission of TV programs;
- on-air transmission of sound programs and transmission of additional information;
- provision of wireless radio access;
- TV multicast over cable TV networks;
- personal paging services using compression of VHF RF channel;
- mobile radio service;
- broadband wireless access;
- TV and sound program broadcasting;
- testing and measurements of electric power installations and sites, their parts and components in the course of installation, mounting, provisioning, operation and repair;
- publishing and printing activities;
- telecommunications service certification;
- implementation of quality management systems;
- arranging restoration of networks and services after faults and failures;
- marketing research;
- construction of buildings carrying Level 1 and 2 responsibilities according to state (public) standards;

- civil engineering surveys for construction of buildings carrying Level 1 and 2 responsibilities according to state (public) standards;
- design of buildings carrying Level 1 and 2 responsibilities according to state (public) standards
- operation of explosion hazardous production facilities;
- operation of fire hazardous production facilities;
- operation of weight lifting machinery and installations;
- operation of heat transfer and electric power grids;
- transportation of passengers using auto-vehicles;
- cargo transportation using auto-vehicles;
- technical maintenance and repair of transportation vehicles;
- operation of petrol filling stations;
- activities involving precious metals;
- gathering, processing and sale of no-ferrous scrap;
- operation of engineering systems in towns and populated settlements;
- special water utilization;
- underground resource utilization:
- comprehensive utilization of natural resources;
- environment protection services (works);
- educational activities;
- health and medical activities;
- pharmaceutical activities;
- trade;
- surveying;
- cartographic activities;
- implementation, repair and maintenance of fire protection/extinguishing devices and installation in building and facilities;
- cartography/map drawing activities;
- storage of crude oil, natural gas and oil products;
- realization of crude oil, natural gas and oil products;
- accommodation activities;
- hazardous waste handling;
- ensuring security of the Company activities;
- state secret protection activities;
- technical means of protection of confidential and proprietary information;
- implementation as required of plans to ensure robust operations and restoration of networks in case of emergency;
- metrological assurance, operation and repair of measurement devices;
- activities involving production and exchange of ethyl hydroxide, alcohol and alcohol containing substances;
- maintenance, repair, procurement and distribution of cash registers;
- research and development;
- external economic activities.

The Company registrar is **Private Joint-Stock Company Registrator-Svyaz**

The Auditor of the Company is **Private JSC Ernst and Young Vneshaudit**

Members of the Board of Directors:

Chairman of the Company Board of Directors:

- **Mr. Valeriy N. Yashin,** General Director, JSC Svyazinvest;

Members of the Board of Directors:

- **Mr. Ruben A. Amaryan,** General Director, JSC CenterTelecom;
- **Mr. Boris Dm. Antonyuk,** First Deputy Minister for Communications and Informatics;
- **Mr. Stanislav P. Avdiants,** Executive Director – Director of Economic Policies and tariff Department, JSC Svyazinvest;
- **Mr. Vadim E. Belov**, Deputy General Director, JSC Svyazinvest
- **Mr. Alexander P. Gribov**, Deputy Head of Division, Russian Federal Property Fund
- **Mr. Alexander V. Ikonnikov**, Executive Director Investor Right Protection Association
- **Mr. Alexander V. Lopatin**, Deputy General Director, JSC Svyazinvest
- **Mr. Aleksey B. Panteleev**, First Deputy Chairman of the Moscow region Government;
- **Ms. Oksana V. Petrova**, Deputy Chief, Corporate Governance Department, JSC Svyazinvest;
- **Mr. Grigoriy M. Finger**, Executive Director Moscow Representative Office of NCH Advisors Inc.

Members of the Management Board of the Company:

Chairman of the Management Board:

- **Mr. Ruben A. Amaryan,** General Director, JSC CenterTelecom;

Members of the Management Board:

- **Aleksey A. Lokotkov,** First Deputy General Director – Financial Director, JSC CenterTelecom
- **Maksim A. Pegasov,** Deputy General Director – Technical Director, JSC CenterTelecom;
- **Sergei V. Pridantsev,** Deputy General Director – Commercial Director, JSC CenterTelecom;
- **Valeriy P. Sychev,** Deputy General Director for Security and Confidentiality Enforcement, JSC CenterTelecom;
- **Ella M. Zhuravleva,** Deputy General Director – Personnel Director, JSC CenterTelecom
- **Raisa P. Konstantiniva,** Chief Accountant, JSC CenterTelecom;
- **Tatyana N. Sotskova,** Director of Legal Department, JSC CenterTelecom;
- **Alexander I. Polnikov,** Executive Director – Director of Capital Investment Management Department, JSC Svyazinvest;
- **Nikolay V. Mezhuev,** Deputy General Director – Director of Moscow Subsidiary of JSC CenterTelecom;
- **Alexander V. Khaustovich,** Deputy General Director – Director of Voronezhsvyazinform - a Subsidiary of JSC CenterTelecom.

Members of the Audit Commission of the Company:

- **Konstantin V. Belyaev,** Chief Accountant, JSC Svyazinvest;
- **Lyubov A. Greseva**, Chief Expert, Internal Audit Department, JSC Svyazinvest;

- **Elena N. Kukudzhanova,** Chief expert, Internal Audit Department, JSC Svyazinvest
- **Irina V. Prokofieva,** Director of Internal Audit Department, JSC Svyazinvest
- **Kirill V. Frolov,** Deputy Director – Head of Division, Internal Audit Department, JSC Svyazinvest

3. Accounting Policies

The accounts of the Company are prepared on the basis of the following accounting policies:

Basis for preparation

The accounts are prepared based on effective rules of accounting and financial reporting of the Russian Federation, as set forth in the Federal Law On Accounting and Rules of financial accounting approved by the Ministry of Finances of the Russian Federation.

Foreign Currency Denominated Assets and Liabilities

In accounting for business transactions conducted in foreign currencies the official exchange rate of the currency and the Russian rouble (RUR) effective on the transaction date was applied. Cash assets and liabilities valued in foreign currencies were posted to the accounts in amounts calculated according to the official rouble exchange rate effective on December 31, 2003 and equal to RUR29.4545 per USD1, RUR36.8240 per Euro1, and RUR27.5353 per 100 Japanese yens.

Foreign currency translations over the year arisen during the year in relation to transactions with assets and liabilities, and their translation at the balance sheet date, are charged to profit and loss account.

Short-term and long-term assets and liabilities

In the financial statement assets (liabilities) are treated as short-term, if their maturity term does not exceed 12 months after the balance sheet date. All other assets and liabilities are treated in the financial statements as long-term ones.

Intangible assets

Intangible assets include the Company trade mark and exclusive intellectual property rights.
Amortization of these assets was calculated by straight line method. Expected useful life of intangible assets is determined at the moment of their registration for accounting purposes by a specially set-up commission and approved by The Company General Director. Useful life of the trade mark is 10 years; exclusive intellectual property rights last for 5 years.

Intangible assets in the accounts are shown at the original value less amortization accrued over the usage period.

The original value of intangible assets procured in exchange for merchandise (items of value) different from cash funds is recognized as the value of transferred or to be transferred assets. The latter is determined based on the price at which the Company normally valued similar goods (value items) in comparable circumstances.

Fixed Assets

Fixed assets include buildings, facilities, equipment, transportation vehicles, computers, office equipment, land plots, machinery and other item with useful life of over 12 months, used for rendering services and product manufacturing, or for management purposes of the Company capable of bringing economic benefits.

Fixed assets items are recognized for accounting purposes at the actual acquisition (construction) cost.

The original value of fixed assets procured in exchange for merchandise (value items) different from cash funds is recognized as the value of transferred or to be transferred assets. The latter is determined based on the price at which the Company normally valued similar goods (value items) in comparable circumstances.

Intangible assets in the accounts are shown at the original (replacement) value less amortization accrued over the whole usage period.

For fixed assets purchased before January 1, 2002 depreciation rates were set by each subsidiary independently on the basis of General Depreciations rates approved by Order #1072 dated October 22, 1990 of the Cabinet of Minister of the former USSR. For fixed assets purchased after January 1, 2002 depreciation rates for main groups of fixed assets were set on the basis of Order # dated January 1, 2002 of the Government of the Russian Federation.

Fixed assets depreciation was calculated by straight line method according to rates determined on the basis of adopted useful life terms.

building used in production	from 5 up to 100 years
transmission and other facilities	from 5 up to 59 years
telecommunications equipment	from 3 up to 30 years
transportation vehicle	from 3 up to 10 years
computers and office equipment	from 3 up to 10 years
other facilities	from 2 up to 30 years

No depreciation was charged for land plots and housing facilities.

Fixed asset items valued at less than RUR10,000 per unit, as well as books, brochures, other publications were charged to production costs (sales costs) as they are released for production or put into operation using account 02 Fixed asset depreciation.

Costs of all types of repair are included into costs of ordinary activities in the reporting period. No provisions were allocated to finance deferred costs of fixed asset repair.

Interest accrued on loans secured for financing acquisition (construction) of fixed assets before they adopted for accounting purposes are included in the original value of these assets. Interest accrued after the relevant fixed asset item was adopted for accounting purposes are reflected in the profit and loss account as a part of operation expenses.

Depreciation of fixed assets received under capital lease (leasing) and accounted for as fixed assets of the Company was charged using straight line method based on 15 years of useful life starting from bringing the fixed asset item into service. An accelerated depreciation factor was applied specified by the contract and equal to 3.

Financial investments

Financial investments for which their current market values were not determined are reflected on the balance sheet at their original cost.

Original value of financial investment:

- acquired at a price is defined as the Company's actual acquisition costs;
- acquired under contracts stipulating meeting obligations (payments) through non-cash funds is defined as the value of assets transferred by the Company;
- invested as contributions in the capital of daughter, affiliated and other entities is defined as a monetary value agreed by founders (participants) of these entities.

Financial investments for which at the end of 2003 a steady decline of the value is recognized are shown on the balance sheet less allocated provisions for devaluation of financial investments. The amount of provisions of RUR3,486 thousand is charged to increase of operating expenses.

Financial investment for which organizers of trading in securities on stock market calculated current market values pursuant to applicable rules are shown on the balance sheet at the current market price at December 31, 2003 by adjusting the value of these investments. The adjustment amount totaling RUR3,453 was charged to the increase of operating expenses.

Non-issued retired securities for which market values were not were determined are valued at the actual price of any such securities in the of event of sale or retirement.

Inventories

Inventories are valued at the amount of the actual acquisition costs.

Retiring inventories (except precious metals) are valued at average costs.
Precious metals are written of at the cost of each unit.

Inventories with falling market value in the reporting period or becoming obsolete, or completely or partially loosing their original qualities are recognized on the balance sheet at the reporting year end at the current market given the actual state of inventories. Reduction in the inventories values are shown on the balance sheet as allocated provisions.

Provisions for falling value of inventories are allocated on per unit basis for each inventory item accepted for accounting purposes. In 2003 the Company allocated no provisions for reduced value of inventory items.

Inventories transferred as a pledge are valued at the price accepted in accounting.

Deferred expenses

Expenses made by the Company in the reporting period but related to subsequent accounting periods are shown as deferred expenses. These expenses are written off evenly to the relevant item in the period to which they are referred.

Indebtedness of customers and purchasers

Debt of customers and purchasers is shown including VAT payable to the budget upon receiving payment in respect of accounts receivable and determined based on prices identified by contracts between the Company and customers (purchasers) given all discounts (premium). If it is unrealistic to expect payment of account receivable the relevant amount is written off the balance sheet as it is deemed unrecoverable.

Debt remaining unrepaid when due according to contracts and unsecured with relevant guarantees is shown less doubtful debt provisions.

The amount of doubtful debt provisions is identified separately for each unpaid debt based on taking stock depending on solvency of the debtor and probability of debt repayment.

Since it is virtually impossible to analyze separately each doubtful debt in respect of telecommunications services rendered by a telecommunications company due to enormous number of subscribers doubtful debt provisions were allocated to the full amount (100 percent) of debt with respect of all unpaid debt overdue by over 90 days at the moment of provisions allocation. No provisions were allocated for debt less than 90 days overdue.

Doubtful debt provisions are charged to increase of operating expenses.

Additional capital and reserves

Additional capital is formed due to increase of fixed asset value determined by revaluation.

The Company shall allocate reserves intended for covering its losses and redemption of bonds and repurchase of the Company shares. Reserves are allocated from the Company's net profit.

Dividends payable are recognized as liabilities and deducted from the capital at the reporting date, and disclosed in the financial statements only if declared before or on the reporting date.

In 2003 due to completion in the Company's Moscow subsidiary of analytical data recovery on account 83.01 Capitalization of positive adjustments of the additional capital profit of previous years totaled RUR26,515 thousand was shown as revaluation of retired as on January 1, 2003 fixed assets.

Loans and credit facilities granted to the Company

The Company transfers long-term debt on loans and credits granted to the Company into short-term liabilities at the moment when according to terms and conditions of loan and/or credit facilities there were 365 days before maturity of the principal.

Additional costs incurred in connection with granting loans or credits include expenses related to:

- rendering legal and consulting services to the Company;
- carrying out expert examinations;
- communications costs;
- other costs directly involved in receiving loans in cash funds.

Additional costs related to receiving loans and credits, placement of debt instruments are referred to the period in which the said costs were incurred.

Interest on the granted credits (loans) is accrued monthly according to relevant agreement.

For loans granted in a monetary form and raised by issuing bills of exchange by the Company itself, the amount of discount payable to the note holder shall be charged to deferred expenses and further written off as operating costs monthly in equal shares over the period before maturity.

For loans granted in a monetary form and raised by issuing bills of exchange by the Company itself, in the event of sales of issued bonds at the price different from the nominal value (including the discount), the discount shall be charged to deferred expenses and further written off as operating costs monthly in equal shares over the period before the bond maturity.

Settlements with respect to profit tax

In 2003 deferred tax assets and liabilities related to profit tax to be met in the subsequent reporting period are calculated and reflected in accounts and financial reporting.

Deferred tax assets and liabilities are calculated in relation to differences arising in time and are income and expenses included in balance sheet profit (loss) in one reporting period, while being included in the tax basis for profit tax in other reporting periods.

Deferred tax assets are the part of deferred profit tax that shall result in a decrease of the profit tax payable to budget in the year following the reporting year or in subsequent reporting periods. They are calculated by applying the tax rate set by the Russian law on tax and levies to differences formed in the reporting period that should be subtracted.

Deferred tax liabilities are the part of deferred profit tax that shall result in an increase of the profit tax payable to budget in the year following the reporting year or in subsequent reporting periods. They are calculated by applying the tax rate set by the legislation of the Russian Federation on taxes and duties, to differences formed in the reporting period.

Current profit tax is recognized as the tax calculated for taxation purposes pursuant to provisions of Chapter 25 of the Tax Code of the Russian Federation and specified in the accounts based on the amount of the conditional profit tax adjusted taking into account the permanent tax assets and obligations and deferred tax assets and obligations of the reporting period.

Current profit tax is recognized in the accounts as liabilities toward budget equal t the unpaid profit tax.

Conditional cost (income) on profit tax is calculated by multiplying the balance sheet profit (loss) by the profit tax rate set forth by the legislation of the Russian Federation on taxes and duties.

Actually overpaid profit tax amounts paid to budgets of constituent entities of the Russian Federation and local municipal budgets are included in accounts receivable.

Revenue recognition policy

The Company revenues are divided into ordinary activities revenues and other revenues (operating, non-sales and extraordinary income).

Revenues from sales of products and services rendered are posted on accrual basis, i.e. as services are provided, and shown in the accounts less VAT, sales tax, customs duties and discounts and benefits provided to customers.

Revenues from barter operations (exchange of merchandise) are determined on the basis of values of items, received or to be received by the Company, calculated according to prices the Company normally uses in for valuation of similar items in comparable circumstances.

Revenues from provision of assets by Company for lease are normally included in revenues from ordinary activities.

Costs and expense recognition

Expenses depending on their nature and activities are divided into ordinary activities expenses and other expenses (operating, non-sales and extraordinary expenses).

Ordinary activities expenses are formed in the amount in monetary terms equal to payment amount in cash and other form, or accounts payable.

The Company calculates total production costs of the services rendered, works performed not separating organizational and commercial expenses.

State (government) aid

Budget funds received as state aid (subsidies, grants) are recognized as monetary funds and resources different from monetary funds are actually received and shown in the balance sheet included in deferred income.

Special purpose financing

Funds for special purpose financing are recognized as monetary funds and resources different from monetary funds are actually received and shown in the balance sheet included in deferred income.

Pension expenses

The Company pays contributions to the Pension Fund of the Russian Federation and to social insurance and employment funds covering its employees. The Company contributions into the state Pension Fund are amounted to 25 percent of the payroll costs and are charged to expenses as they are accrued.

In addition to state pension fund the Company participates in the program of one-time aid payments. The program covers a major part of the Company's employees and does not include any special fund charges. The payment amounts depend on the total work period by retirement.

AS in 2003 collective employment contracts were in force in the Company subsidiaries the following payments were made in the event of retirement:

- Moscow subsidiary

one-time allowance totaled 100 percent of the monthly salary to employees who had worked for the Company for over 25 years;

one-time allowance to employees not covered by non-government retirement scheme and terminating their employment contracts within one month after reaching retirement age depending on the service period:

from 5 up to 15 years of work: 50 percent of the monthly salary;

over 15 years: 100 percent of the monthly salary;

- Belsvyaz – a subsidiary of JSC CenterTelecom

No one-time payments. The collective employment contract renewed for 2003;

-Bryansksvyazinform - a subsidiary of JSC CenterTelecom

A one-time allowance depending on the period of work for the Company:

less than 5 years: a monthly salary amount

from 5 to 10 years: twice the monthly salary amount

from 10 to 25 years: the amount of three monthly salaries

over 25 years: the amount of five monthly salaries

- Elektrosvyaz of the Vladimir region – a subsidiary of JSC CenterTelecom

A one-time allowance depending on the period of work for the Company:

for less than 10 years – 10 % of monthly salary;

from 10 to 20 years – 75 % of monthly salary;

over 20 years – 100 % of monthly salary;

- Voronezhsvyazinform - a subsidiary of JSC CenterTelecom

A one-time allowance (severance pay) depending on the period of work for the Company:

over 10 years: an amount of the monthly salary;

over 15 years: twice the monthly salary;

over 20 years: quadrupled monthly salary;

over 25 years: an amount of seven monthly salaries;

over 30 years: ten monthly salaries;

- Kaluzhski subsidiary of JSC CenterTelecom

one-time severance pay totaling 65 percent of the monthly salary depending on the work time over 10 years in the Company;

- Kostromatelecom - a subsidiary of JSC CenterTelecom

no one-time allowances;

- Kurski subsidiary

one-time allowance in the amount of 10% of the monthly per every year of work for the Company;

- Ivtelecom - a subsidiary of JSC CenterTelecom

one-time allowance to employees not covered by non-government retirement scheme and terminating their employment contracts within one month after reaching retirement age depending on the service period:

from 3 to 5 years: a monthly salary amount;

from 5 to 10 years: twice the monthly salary amount;

from 10 to 20 years: three monthly salaries;

over 20 years: five monthly salaries.

- Lipetskelektrosvyaz - a subsidiary of JSC CenterTelecom

one-time allowance to employees who reached the retirement age and had worked continuously on telecommunications industry:

for less than 10 years: a half of monthly salary;

for 10 years and more: monthly salary amount.

- Orlovski subsidiary of JSC CenterTelecom

one-time allowance in the amount of 100 % of monthly salary subject to work period in the Company of over 10 years.

- Ryazanski subsidiary of JSC CenterTelecom

one-time allowance to employees in the amount of 100 % of monthly salary if work period in the Company is over 5 years.

- SmolenskTelecom - a subsidiary of JSC CenterTelecom

A one-time allowance depending on the period of work for the Company:

from 10 to 15 years – 100 % of monthly salary;

from 15 to 20 years – 200 % of monthly salary;

over 20 years – 300 % of monthly salary;

- Tambovskaya Elektrosvyaz - a subsidiary of JSC CenterTelecom

one-time allowance to employees who worked in the subsidiary for at least 10 years upon retirement in the amount of up to monthly salary;

- Tverskoy subsidiary of JSC CenterTelecom

one-time allowance in the amount of monthly salaries payable to employees working in the Company for over 10 years, not covered by non-government retirement scheme and terminating their employment contracts within one month after reaching retirement age depending on the service period:

- TulaTelecom - a subsidiary of JSC CenterTelecom

one-time allowance to employees not covered by non-government retirement scheme depending on the work period and working contribution in the amount of 3 average monthly salaries and additionally:

work period of over 10 years – RUR7.5 thousand;

work period of over 20 years – RUR12.5 thousand;

- Yartelecom - a subsidiary of JSC CenterTelecom

one-time allowance to employees working in the Company for over 10 years in the amount of 10 average monthly salaries

The Company also participates in a retirement plan with specified in advance contributions payable within the framework of non-government pension plan. The contribution amounts are specified annually and charged to expenses as incurred. Cf. also par. 10 of the Notes.

Stock taking of inventories and liabilities are carried out:

- for fixed assets – at least biannually as on November 1 of the reporting year;
- intangible assets – annually as on December 1 of the reporting year;
- construction in progress and other capital investments - annually as on November 1 of the reporting year;
- raw materials and other, equipment to installed, half-finished products, goods, merchandise for sale in warehouses – annually as on November 1 of the reporting year;
- precious metals – twice a year;
- production in progress – quarterly as at the quarter end;
- deferred income and expense – annually as on December 1 of the reporting year;
- cash funds on account with banking institutions – annually as on December 1 of the reporting year;
- cash funds with cashier offices – at least once a quarter;
- long-term financial investments – annually as on December 1 of the reporting year;
- short-term financial investments, cash instruments – quarterly as at the quarter end;
- accounts receivable and doubtful debt provisions – quarterly as at the quarter end;
- account settlements with creditors (settlements with telecom operators) – quarterly as at the quarter end, with other creditors – once a year as on December 31 of the reporting year;
- tax settlements and mandatory payments to budget and non-budgetary funds – at least once a year;
- special purpose financing – annually as on December 31 of the reporting year;

- intra-company settlements – at least once a quarter;
- payments to employees, advance holders – annually as on December 31 of the reporting year.

Changes in the accounting policies for 2003

The Company accounting policies for 2003 were changed pursuant to new Accounting rules taking effect on January 1, 2003.

Accounting rules R&D, technology designs and development (PBU 17/2002) set forth accounting rules and expenses charging for completed and ongoing R&D, design and technology development works.

In 2003 pursuant to accounting rule Accounting for profit tax (PBU 18/2002) the following items are reflected in the accounts: conditional expenses (income) in respect of profit tax, current profit tax, permanent tax assets and liabilities, deferred tax assets and liabilities to be paid in subsequent reporting periods.

Application of rules set out by PBU 18/2002 the Company tax profit expenses grew by RUR121,093 thousand.

In order to make the Company profit tax expenses for 2002 comparable with 2003 expenses the Company adjusted the 2002 data as if PBU 18/2002 rules were applicable.

The results of adjustments were reflected in the accounts for 2003 as follows:

- the following brought over balance was entered into the balance sheet as on January1, 2003: line 145 Deferred tax assets in the amount of RUR12,941 thousand and in line 515 Deferred tax liabilities in the amount of RUR238,219 thousand; the amount in line 460 Undistributed profit of previous years was reduced by RUR225,278 thousand;
- profit and loss account: column "For the same period previous year" the following profit tax expenses were entered: RUR766,322 thousand, including line 152 Deferred tax assets in the amount of RUR8,427 thousand, and RUR238219 thousand in line 151 Deferred tax liabilities;
- statement of changes in equity: line 301 Changes in the accounting policies reflected decrease of the undistributed profit in the amount of RUR225,278 thousand.

In 2003 pursuant to Accounting rules - Financial investment accounting (PBU 19/2002) the Company increased the value of financial investments, listed on securities market, up to their market value to the amount of RUR3,453 thousand, and allocated provisions for devaluation of financial investments due to steady significant reduction in their price to the amount of RUR3,486 thousand.

The Company did not revalue financial investments up to their current market value as on December 31, 2002, as the Company does not own any significant financial investments listed on securities market, and did not allocate provisions for devaluation of financial investment due to their insignificance.

Changes in the accounting policies for 2004

No significant changes in the accounting policies for 20004.

4. Comparable data

Comparable data in the Company's account for 2003 were obtained by adjusting finalized accounting figures for 2002 in order to make them compliant with changes introduced in the accounting forms for 2003.

Changes in the brought-over balance as on January 1, 2003

Balance sheet items of 31.12.2002		Balance sheet items of 01.01.2003		Difference	Notes
Line	Value	Value	Line		
110	297	297	110	0	
120	17,549,070	17,549,273	120	203	Depreciation brought over from account 03 and account 08
130	1,878,032	1,878,008	130	-24	Depreciation brought over from account 08
135	2,071	1,892	135	-179	Depreciation brought over from account 03
140	123,959	123,959	140	0	
141	91,162	91,647	141	485	Changes of classification, line 142
142	12,005	10,828	142	-1,177	Changes of classification, line 144
143	8,162	304	143	-7,858	Changes of classification, line 144
144	2,533	X	X	-2,533	Changes of classification, line 144
145	10,097	21,180	144	11,083	Changes of classification, lines 142, 143, line (see above) deleted
X	X	12,941	145	12,941	Brought-over balance of deferred tax assets (brought over from undistributed profit of previous years).
150	0	307,372	150	307,372	Other non-current assets, added with deferred expenses in the amount of RUR52,307 and advances of capital nature of RUR255,065
190	**19,553,430**	**19,873,742**	190	**320,312**	Other non-current assets, added with deferred expenses of RUR52,307 and advances of capital nature of RUR255,065, and reflected brought over balance of deferred tax assets (brought over from undistributed profit of previous years).
210	647,352	595,045	210	-52,307	Deferred expenses are transferred to other non-current assets.
211	485,581	485,581	211	0	
212	7	0,	212	-7	Cattle for feeding were transferred to other inventories
213	252	252	213	0	
214	38,416	38,416	214	0	
215	200	200	215	0	
216	122,896	70,589	216	-52,307	Deferred expenses were transferred to other inventories.
217	,	7	217	7	Cattle for feeding were transferred to other inventories
220	789,585	789,585	220	0	
230	16,739	42,568	230	25,829	LOANS, ADVANCES, LEASE SETTLEMENTS WERE TRANSFERRED FROM SHORT-TERM ACCOUNTS RECEIVABLE.

Balance sheet items of 31.12.2002		Balance sheet items of 01.01.2003		Difference	Notes
Line	Value	Line	Value		
231			231		
232			X		Bills of exchange received were transferred to purchaser debt
234	10,836	26,213	232	15,377	Advances were transferred from short-term accounts receivable
235	5,903	16,355	233	10,452	Transfer of long-term part of loans from line 246
240	2,025,227	1,743,578	240	-281,649	See notes to lines 241, 242, 243
241	1,260,034	1,259,330	241	-704	Bills of exchange received were transferred to purchaser debt, and settlement with customers eligible for benefits were reflected according to new chart of accounts.
242	386	X,	X	-386	Bills of exchange received were transferred to purchaser debt
245	440,983	170,545	242	-270,438	Transferred to long-term part and other non-current assets.
246	317,625	313,703	243	-3,922	Transferred to line 235, more detailed balance, settlements with daughter and affiliated companies were transferred
250	2,294	16,110	250	13,816	Deposit account were transferred to line 250 according to PBU 19
260	303,875	288,991	260	-14,884	Cash instruments were transferred to other current assets, and deposit accounts were transferred to line 250
270	,	1,067	270	1,067	Cash instruments were transferred from line 260 to other current assets
290	3,785,072	3,476,944	290	-308,128	Transfer to non-current assets and detailed balance of tax settlements
300	**23,338,502**	**23,350,686**	300	**12,184**	Detailed balance of tax and duties settlements, deferred assets and liabilities are reflected
410	-631,200	-631,200	410	,	
420	-6,405,533	-6,405,533	420		
430	-27,838	-27,838	430	,	
440	,	X	X		
440	X		440		
460	-5,901,703	-6,760,727	460	859,024	Change of profit of previous years due to adding 2002 profit totaling RUR1,084,300, reflected brought over balance of deferred tax liabilities in the amount of RUR238,219 and assets of RUR12,941
465		X	465		
470	-1,084,300	X	470	-1,084,300	The 2002 profit was transferred to undistributed profit of previous years.

Balance sheet items of 31.12.2002		Balance sheet items of 01.01.2003		Difference	Notes
Line	Value	Value	Line		
475		X	475		
490	**-14,050,574**	**-13,825,298**	490	**-225,276**	Brought-over balance of deferred tax liabilities totaling RUR238,219 and assets of RUR12,941
510	-1,982,401	-1,944,461	510	-37,940	Transferred to short-term part.
511	-985,046	-981,013	511	-4,033	Long-term credits transferred to short-term ones.
512	-997,355	-963,448	512	-33,907	Long-term loans transferred to short-term ones.
515	X	-238,219	515	238,219	Brought-over balance of deferred tax liabilities
520	-1,270,415	-1,323,357	520	52,942	Debt on 31.12.2002 for leasing payments transferred on 01.01.2003 to other long-term liabilities in the amount of RUR52,942
590	**-3,252,816**	**-3,506,037**	590	**253,221**	See explanations of lines 510, 515, 520
610	-2,381,061	-2,398,253	610	17,192	See explanations of lines 611, 612
611	-1,611,849	-1,654,894	611	43,045	**SHORT-TERM CREDITS TRANSFERRED FROM LONG-TERM ONES.**
612	-769,212	-743,359	612	-25,853	Short-term loans transferred from long-term ones.
620	-3,231,745	-3,198,753	620	-32,992	See explanations of lines 621,623,624,625,626,622
621	-1,490,143	-1,701,724	621	211,581	Debt reflected on 31.12.2002 as short-term transferred on 01.01.2003 to long-term debt in the amount of RUR174,556, bills of exchange issued were transferred to suppliers' debt in the amount of RUR37,025
622	-37,025		X	-37,025	Bills of exchange issued were transferred to suppliers' debt in the amount of RUR37,025
623	0	0	X		
624	-135,470	-135,470	623		
625	-73,684	-73,684	624		
626	-442,887	-439,917	625	-2,970	Debt in respect of cancelled taxes was transferred to settlements with budgets, detailed balance
627	-456,245	-454,186	622	-2,059	Advances received were transferred to line 520
628	-596,291	-393,772	626	-202,519	Other creditors were transferred to lines 621 and 520
630	-31,074	-31,074	630		
640	391,229	391,271	640	42	Advance payments as rebates of benefits were transferred to line 620 according to new chart of accounts
690	-6,035,111	-6,019,351	690	-15,760	Advance payments balance was detailed, transfer to long-term part.
700	**-23,338,502**	**-23,350,686**	700	**12,184**	Balance of payments with respect to taxes and duties was detailed, deferred assets and liabilities reflected.
910	718,418	1,071,320	901	352,902	Adjustments according to new chart of accounts, balance restored.

Balance sheet on 31.12.2002		Balance sheet on 01.01.2003		Difference	Notes
Line	Value	Value	Line		
911	447,718	800,647	911	352,929	Adjustments according to new chart of accounts, balance restored.
920	26,174	7,418	902	-18,756	Adjustments according to new chart of accounts, balance restored.
930	84	15	903	-69	Adjustments according to new chart of accounts, balance restored.
940	241,361	241,361	904		
950	1,296,451	1,296,451	905		
960	3,938,941	3,938,941	906		
970	22,104	24,468	907	2,364	Balance restored.
980	780	831	908	51	Adjustments according to new chart of accounts, balance restored.
993		12,477	909	12,477	New analytical calculations introduced

The balance sheet in order to ensure comparability of data as at the beginning of 2003 reflects brought-over balances of deferred tax assets and liabilities calculated according to time differences arisen in 2002. Also according to new guidelines of JSC Svyazinvest (the major shareholder of the Company) advance payments under equipment supply contracts were transferred to line 150 in the amount of RUR52,307 thousand and deferred expenses in respect of software purchases in the amount of RUR255,065 thousand.

Balance sheet (book value) growth by RUR12,184 thousand was due to reflection of brought-over balances of deferred tax assets and liabilities, and to detailing settlements with budget in respect of taxes and duties.

Changes in the comparable data for 2002 in the profit and loss account

Line code	Form 2, col. 3 for 2002	Form 2, col. 4 for 2003	Difference	Explanation
010	16,389,267	16,389,267		
020	-12,131,919	-12,131,919		
050	**4,257,348**	**4,257,348**		
060	2,416	2,417	1	Round-off
070	-556,538	-556,538		
080	562	562		
090	662,786	661,130	-1,656	Adjusted to VAT amount
100	-1,679,718	-1,678,237	-1,481	Adjusted to VAT amount, imputed earnings tax was transferred
120	252,970	252,967	-3	Round-off
130	-1,298,320	-1,335,709	37,389	Fines and late payments charges with respect to taxes and duties were transferred to non-sales expenses in the amount of RUR37,389
140	**1,641,507**	**1,603,940**	**-37,567**	
150	**-557,240**	**-766,322**	**209,082**	Fines and late payments charges with respect to taxes and duties were transferred to non-sales expenses in the amount of RUR37,389; tax assets and liabilities were reflected, totaling RUR246,646
151	X	-238,219	238,219	Deferred tax liabilities were reflected
152	X	-8,427	8,427	Deferred tax assets were reflected

Line code	Form 2, col. 3 for 2002	Form 2, col. 4 for 2003	Difference	Explanation
153	-557,240	-519,676	-37,564	Reduction in the amount of fines and late payment charges
160	**1,084,267**	**837,618**	**-246,649**	Deferred tax assets and liabilities were reflected
170	88	88		
180	-55	-55		
190	**1,084,300**	**837,651**	**-246,649**	Deferred tax assets and liabilities were reflected, round-off

In the profit and loss account of the Company the column "Over the same period preceding the reporting period" comparable data on the Company revenues and expenses for 2002 are shown.

Net profit amount for 2002 in line 190 was reduced due to deferred tax liabilities by RUR238,219 thousand and deferred tax assets amounting to RUR8,427 thousand.

In June 2002 the Company underwent reorganization through merging into a core organization of a number of regional telecom operators. Legally, the reorganization was completed on November 30, 2002.

Financial statements for 2003 data for the same period of the previous year:

- in order to ensure comparability the profit and loss account of the Company contains data on the core company for 2002 and merged companies for 2002;
- in the cash flow statement for 2002 no data are shown, as the Company cannot calculate comparable data on the merged companies with sufficient credibility.

5. Analysis and assessment of the balance sheet structure and profit performance

Analysis and assessment of the balance sheet structure

As on December 31, 2003 the balance sheet structure can be characterized by the following ratios:

	31.12. 2003	Target*
Absolute liquidity ratio	0.13	
Current liquidity	0.87	1 – 1,5
Ratio of sufficiency of the own current assets	-0.15	> 0.1
Sales margin	25.09	

*) Target value shows satisfactory balance sheet structure.

For reference:

Absolute liquidity ratio is the ratio of the sum of short-term financial investments (form 1, line 250) and cash (form 1, line 260) to short-term accounts payable (form 1, lines 610, 620)

Current liquidity ratio characterizes general sufficiency of current assets for doing business and timely meeting current obligations. It is the ratio of current assets (form 1, line 290) less long-term accounts receivable (form 1, line 230) to short-term accounts payables (form 1, line 610).

Ratio of sufficiency of the own current assets characterized availability of the Company own funds required for financial stability. It is the ratio of current assets (form 1, line 290) less long-term accounts receivables (form 1, line 230) and short-term accounts payable (form 1, lines 610, 620) to current assets (form 1, line 290) less long-term accounts receivables (form 1, line 230).

Sales margin is calculated as ratio of profit from sales (form 2, line 050) to revenues (form 2, line 010).

Stiff competition on telecommunications market leads to necessity of fund raising to finance modernization of existing networks. However, effective pricing arrangements and industry regulations curtail the Company ability to generate necessary cash flow, while access of the Company to external financial resources is limited. That is why the situation with maintaining liquidity and availability of current capital is uncertain at the moment, resulting in remaining situation when short-term liabilities (RUR8,302,214 thousand) exceed current assets (RUR8,302,214 thousand) by RUR2,452,224 thousand as on December 31, 2003.

In 2003 the Company managed to restructure its debt obligations. The share of long-terms borrowings increased in 2003. By the year end, the lack of current capital was cut by RUR90,183 thousand.

Moreover, the Company management managed to postpone due payment dates for some current transactions, and the management expect this opportunity will open in future if the Company current capital is enough to cover all current costs and expenses.

The Company intends to continue searching for additional financing sources, but the management cannot guarantee that such long-term financing could be secured in future on commercially acceptable terms reflected the long-term nature of the investments. In future the Company might resort to financing denominated in foreign currency in limited amounts.

In 2004 the Company expects to make use of the following financing sources:

1) long-term bond issue;

3) cash on bank accounts of the Company;

4) cash flow from ordinary activities;

5) lower interest rates on using raised funds;

6) short-term financing provided by Russian credit organizations;

7) long-term supplier credits provided by suppliers of equipment;

8) leasing agreements.

The Company management believes that in future cash flow generated by ordinary activities will be sufficient to finance current and investment activities. Thus, the attached financial statements are not adjusted on possible influence of the mentioned uncertainty factors.

Profit performance in 2003

Activity type	Revenues (form 2, line 010)		Costs and expenses (form 2, line 020)		Profit (form 2, line 050)		Change, Δ,%
	2003	2002	2003	2002	2003	2002	
Provision of telecom services	20,564,872	16,016,251	15,414,947	11,887,067	5,149,925	4,129,185	24.72 %
Other	325,135	373,016	233,606	244,852	91,530	128,163	- 28.58 %
TOTAL:	**20,890,007**	**16,389,267**	**15,648,552**	**12,131,919**	**5,241,455**	**4,257,348**	**23.12 %**

Results of 2003 show significant growth of profit from rendering telecommunications services due primarily to increase of rates for provision of local services, increase in sales volumes, taking measures to cut non-production costs, streamlining the Company organizational structure, and as consequence ensuring substantial reduction in cost growth rates as compared to those of revenues. Costs grew due to rising utilities costs, power supply and changes in settlement scheme with Rostelecom.

6. Notes to significant balance sheet items

6.1. Fixed assets (item 120 of the balance sheet)

As on January 1, 2003 the Company did not revalue its fixed assets.
Changes in the fixed asset original value in 2003:

	RUR in thousands
Growth of fixed asset value, total:	6,691,004
including due to:	
new asset acquisitions	2,077,533
construction of new facilities	3,617,008
modernization and refurbishment of facilities in service (additional construction, further installations)	813,684
free of charge receipt	96,569
Decrease (retire) in the fixed asset value, total	(246,690)
including due to:	
sale of fixed assets	(20,728)
written off fixed assets	(137,999)
reconstruction (partial liquidation) of fixed assets	(20,109)
Total change of the original value of fixed assets	**6,444,314**

The bulk of the increase in the fixed assets value is attributed to newly acquired items (property for production purposes) – 31%, newly constructed sites (buildings, lines): 54%.

Changes in fixed assets depreciation in 2003:

Changes in depreciation, total	**(1,708,868)**
including due to:	
accrued depreciation over the period	(1,890,768)
depreciation of realized items	15,227
depreciation of written off items	139,367
depreciation of items retired on other reasons	26,890
depreciation of items transferred free of charge	416

Fixed assets received under leasing agreements

As on December 31, 2003 the Company concluded 205 financial lease (leasing) agreements for leasing of switches and other telecommunications equipment. Leasing terms are from 12 to 60 months.

Cost of fixed assets received under leasing agreements:

	As of 01.01.2003	**As of 31.12.2003**
Book value of fixed assets		
- original value of fixed assets	561,976	2,185,782
- accrued depreciation of fixed assets	(2,446)	(228,034)
- fixed asset book value	559,530	1,957,748
Fixed assets on the balance sheet of the Lessor		
- contract value of the fixed assets	800,647	846,547

Amounts of forthcoming leasing payments:

Due time	Payment amount, total	including: fixed assets on the balance sheet of the Company (shown in liabilities item lines 520 and 621 of the Balance sheet)	including: fixed assets on the balance sheet of the Lessor (not included in liabilities)
2004	931,332	798,398	132,934
2005 - 2009	2,029,486	1,904,692	124,794
TOTAL	**2,960,818**	**2,703,089**	**257,728**

6.2. Capital expenditures (item 130 of the balance sheet):

	As of 01.01.2003	As of 31.12.2003
Investment in non-current assets, total:	1,758,496	2,460,686
including: construction, modernization, refurbishment of fixed assets by contracting external parties	1,205,250	1,464,003
construction, modernization, refurbishment of fixed assets by the Company itself	67,743	102,031
capital investments into rented fixed asset	862	893
acquisition of certain items of fixed assets	134,483	79,694
acquisition of fixed assets under leasing agreements	45,657	209,430
completed construction pending state registration certificates	272,108	589,460
Other	32,393	15,175
Equipment for installation	119,512	300,175
TOTAL:	**1,878,008**	**2,760,862,**

The Company carries out construction and refurbishment of 930 sites. In 2003 capital expenditures amounted to RUR7,302,777 thousand; non-current assets received free of charge were valued at RUR71,684 thousand, value of assets accepted for accounting purposes resulting from stock taking is RUR11,263 thousand, procured fixed assets valued at less than RUR10 thousand, total value is RUR141,186 thousand.

The Company in 2003 brought into service fixed assets valued at RUR6,474,261 thousand, accepted for accounting purposes assets valued at less than RUR 10 thousand, with the total value of RUR141,306 thousand, sold assets valued at RUR1,015 thousand, contributed under equity participation agreements: RUR20,497 thousand; assets transferred free of charge: RUR2 thousand; charged to losses: RUR2,112 thousand; transferred to other account: RUR1,845 thousand.

The value of non-movable assets put into service in 2003, but accounted for as construction in progress as on 31.12.2003, was RUR592,499 thousand. State registration of these assets is pending.

6.3. Financial investments (items 140 and 250 of the balance sheet)

In section 5 form 5 Supplement to the balance sheet the information on value of financial investments according to types is shown, including financial investments with values adjusted up to the current market price as of December 31, 2003.

Key investments of the Company into charter capitals of daughter, affiliated and other companies.

Organization	Activities	Investment as of 31/12/2003	Percentage of the charter capital, %	Percentage of voting shares, %	Book value, unaudited by Ernst& Young Vneshaudit	Revenues, unaudited by Ernst& Young Vneshaudit
1	2	3	4	5	6	7
Daughter companies						
- VladPage LLC	paging service	41	75	75	219	506
- Vladimirski payphone LLC	local, DLL and international services	93	51	51	9,071	15,652
- MobilCom LLC	radio communications and telephone line installation	2 250	100	100	8,722	3,688
- Teleport Ivanovo LLC	cellular communications, data, trade in telecom equipment	151	100	100	2,670	4,685
- Telecom Terminal LLC	sale, after sale service, repair of terminal equipment	260	100	100	1,274	4,969

Organization	Activities	Investment as of 31/12/2003	Percentage of the charter capital, %	Percentage of voting shares, %	Book value	Revenues
1	2	3	4	5	6	7
- TelecomStroy LLC	general construction, public catering	510	100	100	4,199	13,205
- Private JSC Telecom of the Ryazan region	deployment of modern telecommunications network	486	51	51	33,851	25,572
- Svyaz-Service-Irga LLC	repair and maintenance of telecommunications equipment	16	70	70	298	1,423
CenterTelecomService of the Moscow region	Telecommunications services	87,354	51	51	39,010	64,153
- Private JSC Vladimir Teleservice	Telecommunications services	11	50	50	7,351	13,238
- Private JSC TeleRossVoronezh	Telecommunications services	585	50	50	9,941	15,177
- Private JSC Svyazproekt ongoing wind up		4	53	53	---	---
- Private JSC CenterTelecomService		75	75	75	5,243	6,284
- Private JSC Cellular Communications of Black Soil area (Chernozemie)	cellular NMT-450 MHz communications	31	45	60	32,509	41,325
Provisions for devaluation		732				
TOTAL:	**X**	**91,135**	**X**	**X**		
Affiliated companies						
- Private JSC Belgorodskaya Cellular Communications	cellular communications AMPS-800 MHz	1,749	30	30	65,736	6,545
- Private JSC Bryanskie Cellular Communications	cellular communications NMT-450 MHz	276	34	34	18,233	9,440
- Trunksvyaz LLC	mobile radio telephone communications	25	25	25	479	278

Organization	Activities	Investment as of 31/12/2003	Percentage of the charter capital, %	Percentage of voting shares, %	Book value	Revenues
1	2	3	4	5	6	7
JSC Gasenergobank	banking services	6,820	25	26	449,069	46,310
- Private JSC Kaluzhskaya Cellular Communications	cellular communications	8	42	42	16,498	12,778
- Rating LLC	radio broadcasting, on-air and cable TV	37	29	29	208	823
- Private JSC Ryazanskaya Cellular Communications	cellular communications NMT-450 MHz	12	40	40	10,409	12,264
- JSC Telecommunications Company Rinfotels	data services	25	26	26	6,263	8,852
- Private JSC Smolenskaya Cellular Communications	cellular communications AMPS-800 MHz	2,349	40	40	84,996	10,100
- Tvertelecom LLC	development of telecommunications networks	50	26	26	39,816	42,782
- Private JSC Tverskaya Cellular Communications	cellular communications NMT-450 MHz	12	40	40	16,843	17,362
- Radiopaging Incorporated Company Private Company (wind up ongoing)	data services	148	30	30	---	---
Provisions for devaluation		**191**				
TOTAL:	**X**	**11,319**	**X**	**X**	**RUR in thousands**	
Other organizations:	**X**	**10,436**	**X**	**X**	**RUR in thousands**	
Provisions for devaluation	**X**	**2,359**	**X**	**X**	**X**	**X**
GRAND TOTAL: (sum of lines 141, 142, 143 of the balance sheet)	**X**	**110,531**	**X**	**X**	**RUR in thousands**	

Pursuant to a decision of the Board of Directors of the Company on participation in setting up of a daughter company (Minutes # 21 of January 17, 2003) the Company in March 2003 acquired 75%

of the Charter Capital of Private JSC CenterTelecomService (749 ordinary shares) for RUR74.9 thousand. An entry in the register of shareholders confirming record of securities into the owner's account was made in July 2003.

As at the end of the reporting year the original value of the financial investments in the shares of companies was increased up to the current market price by RUR3,453 thousand, including by RUR3,326 thousand in shares of JSC Saving Bank of the RF, and by RUR127 thousand in shares of OJSC Rostelecom.

Income received as dividends from long-term financial investments is shown in item Income from participation in other organizations of the profit and loss account in the amount of RUR528 thousand) (RUR562 thousand in 2002).

Plans provided by the Company as on December 31, 2003:

Borrower	Facility amount	Maturity	Interest rate (p.a.)
Long-term loans			
- Private JSC Krestyanin	250	01.02.06	
- SC Spartak LLC	894	01.02.06	25%
- Center Broker Leasing LLC	1,520	31.05.05	25%
Provisions for devaluation	205		
Total:	**2,459**		
Short-term loans			
- Private JSC Tverskoy Payphone	791	31.12.01	25%
- Private JSC Krestyanin	200	26.03.02	
- Private JSC Krestyanin	209	01.11.02	
- Skat-69 LLC	50	01.12.00	
Total:	**1,250**		
GRAND TOTAL:	**3,709**		

Other financial investments are bills of exchange totaling RUR163 thousand, and contributions under ordinary partnership agreement amounted to RUR6,710 thousand.

Provisions for devaluation of other financial investments were not allocated due to instability of these investments.

The total amount of provisions for devaluation of the financials of the Company as on December 31, 2003 totaled RUR3,486 thousand.

6.4. Deferred tax assets (item 145 of the balance sheet)

Flow of deferred tax assets in 2003:

Brought-over balance as on 01.01.2003	12,941
Increase in the reporting period due to time differences (to be deducted)	4,247
Repaid to reduce tax payments	(5,661)
Written off due to retirement of items for which assets were allocated	
Balance on 31.12.2003	11,527

The Company identified through calculations deferred tax assets as on January 1, 2003 in the amount of RUR12,941 thousand on time differences arisen before January 1, 2003 in order to bring the data as at the year start to values comparable with those at the end of 2003.

The differences led to recognition of deferred tax assets are described in Par. 7.6.

6.5. Other non-current assets (item 150 of the balance sheet):

	As on 01.01.2003	As on 31.12.2003
Advance payments made in respect of acquisition and creation of non-current assets	255,109	655,699
Deferred assets for purchases of software and databases	50,561	986,804
Other non-current assets	1,701	
TOTAL:	**307,372**	**1,642,503**

Pursuant to a decision of the Management Board of JSC Svyazinvest # 10 of 14.04.2003 regarding implementation of Enterprise Resource Planning System (ERP) in the companies included in the holding, the Company's Board of Directors on 28.05.2003 (Minutes # 10) approved the decision on expediency of implementation of ERP based on the software Oracle E-Business Suite and approve supply contract for delivery of Oracle E-Business Suite software with Private JSC Open Technologies 98, valued at USD36,387,256.64 million.

According to the supply contract among other applications the Company purchased 18,049 licenses for E-Business Suite Professional for nonexclusive right for use of the software suite.

The Company plans to complete the installation of the system in 2007.

Deferred expenses for purchase of software and databases reflect the Company expenses as on 31.12.2003 to purchase enterprise resource planning software of Oracle's E-Business Suite totaled RUR919,517 thousand (as on 01.01.2003 no expenses were incurred).

6.6. Inventories

Structure of raw and other materials and other tangible items (line 211 of the balance sheet)

	As on January 1, 2003	As on December 31, 2003
Cable	136,021	156,190

Fuel	7,361	9,576
Spares	76,743	99,325
Materials, transferred to third parties for processing	1,274	1,677
Construction materials	39,946	45,132
Tools and appliances	53,744	74,531
Other materials	170,492	213,917
TOTAL:	**485,581**	**600,348**

Significant growth in inventories as on December 31, 2003 was due to procurement of materials for construction of sites.

6.7. VAT on purchased items (item 200 of the balance sheet)

Significant increase of VAT by RUR687,438 thousand as on December 31, 2003 was due to growing VAT on capital construction, leasing of equipment, and unrecovered VAT for completed construction sites pending state registration.

6.8. Short-term accounts receivable due from purchasers and customers as on 31.12 2003 (item 241 of the balance sheet):

	Total indebtedness	**Doubtful debt provisions**	**Indebtedness less doubtful debt provisions**
As on January 1, 2003			
Account settlement with individuals (in respect of telecom services)	627,142	(52,257)	574,885
Settlements in respect of recovery of costs for provision of benefits to certain eligible customers	595,270	(368,831)	226,439
Settlements with budget funded organizations with respect of telecommunications services	155,996	(57,029)	98,967
Settlements with organizations not funded from budget with respect of telecommunications services (excluding operators)	357,154	(64,464)	292,690
Account settlements with operators for telecommunications services	33,580	0	33,580
Account settlements with purchasers and customers for non-core activities	34,419	(14,094)	20,325
Settlements for realized assets	5,250	0	5,250
Settlements with purchaser for civil defense	7,194	0	7,194
TOTAL on 01.01.2003	**1,816,005**	**(556,675)**	**1,259,330**
	Total indebtedness	**Doubtful debt provisions**	**Indebtedness less doubtful debt provisions**
As on a 31.12.2003			

Account settlement with individuals (in respect of telecom services)	856,380	(65,176)	791,204
Settlements in respect of recovery of costs for provision of benefits to certain eligible customers	1,176,384	(777,022)	399,362
Settlements with budget funded organizations with respect of telecommunications services	189,199	(55,111)	134,088
Settlements with organizations not funded from budget with respect of telecommunications services (excluding operators)	368,590	(51,198)	317,392
Account settlements with operators for telecommunications services	65,690	(7,786)	57,904
Account settlements with purchasers and customers for non-core activities	37,836	(16,874)	20,962
Realized assets settlements	6,321	0	6,321
Settlements with purchaser for civil defense	5,216	0	5,216
TOTAL as on 31.12.2003	**2,705,616**	**(973,167)**	**1,732,449**

6.9. Other accounts receivable with payments expected within 12 months from the reporting date (lines 240-241-242 of the balance sheet)

	As on January 1, 2003	As on December 31, 2003
PAYMENTS WITH RESPECT OF TAXES AND DUTIES	118,410	246,450
Social insurance and social care payments	14,986	12,172
Payroll costs	345	409
Settlements with advance holders	1,015	1,494
Settlements with employees for other transactions	12,844	7,640
Settlements with various debtors:	166,103	145,658
- property and personal insurance	42,705	895
- claims settlements	10,050	14,663
- income due	669	2,481
- other settlements with daughter and affiliated companies	6,199	12,993
- other	106,480	114,626
TOTAL:	**313,703**	**413,823**

Significant growth in accounts receivable in respect of taxes and duties payments was due to advance payments of profit tax totaling RUR237,940 thousand.

6.10. Cash and equivalents (line 260 of the balance sheet)

As on December 31, 2003 a significant growth of Cash item of the balance sheet by RUR726,279 thousand was registered due to raising funds in the form of credit facilities and accumulated cash funds to repay accounts payable in the 1Q2004.

6.11. Charter (authorized) capital (item 410 of the balance sheet)

The charter capital is RUR631,200 thousand divided into 1,578,006,833 ordinary and 525,992,822 preference shares with the nominal value of RUR0.3 each.

RUR

Shareholder	Ordinary shares		Preference shares		Nominal value of the placed (outstanding) shares
	Number of shares	Nominal value	Number of shares	Nominal value	
Legal entities, total	**1,456,315,603**	**436,894,680.9**	**426,359,901**	**127,907,970.3**	**564,802,651.2**
including:					
- JSC Svyazinvest	799,867,813	239,960,343.9			239,960,343.9
- Daughter and affiliated companies	392,616	117,784.8			117,784.8
of which					
- JSC TC Rinfotels	22,909	6,872.7			6,872.7
- TverTelecom LLC	369,707	110,912.1			110,912.1
- Registered entities holding of 1 percent of the Charter capital, total	**601,025,901**	**180,307,770.3**	**392,964,300**	**117,889,290**	**298,197,060.3**
of which					
- Private JSC Depositary Clearing Company (nominal holder)	126,621,129	37,986,338.7	89,084,271	26,725,281.3	64,711,620.0
- Private JSC Brunswick UBS Warburg Nominees (nominal holder)	89,865,079	26,959,523.7	115,816,993	34,745,097.9	61,704,621.6
- Private JSC ABN AMRO Bank AO (nominal holder)	51,094,753	15,328,425.9	117,324,922	35,197,476.6	50,525,902.5
- Russian Federal Property Fund	151,356,274	45,406,882.2			45,406,882.2
- ING Bank Eurasia ZAO (nominal holder)	79,790,729	23,937,218.2	18,435,620	5,530,686.0	29,467,904.7
- Lindsell Enterprises Limited	49,065,707	14,719,712.1	36,037,268	10,811,180.4	25,530,892.5
- Join-Stock commercial bank Promsvyazbank (nominal holder)	29,022,992	8,706,897.6	12,611,951	3,783,585.3	12,490,482.9
- Pruett Enterprises Limited	24,209,238	7,262,771.4	3,653,275	1,095,982.5	8,358,753.9
- other legal entities, total	55,029,273	16,508,781.9	33,395,601	10,018,680.3	26,526,462.2

Shareholder	Ordinary shares		Preference shares		Nominal value of the placed (outstanding) shares
	Number of shares	Nominal value	Number of shares	Nominal value	
Individuals (natural persons), total:	**121,691,230**	**36,507,369**	**99,632,921**	**29,889,876.3**	**66,397,245.3**
- the Company's employees	24,525,456	7,357,636.8	21,217,866	6,365,359.8	13,722,996.6
- other	97,165,774	29,149,732.2	78,415,055	23,524,516.5	52,674,248.7
TOTAL:	**1,578,006,833**	**473,402,049.9**	**525,992,822**	**157,797,846.6**	**631,199,896.5**

As on December 31, 2002 and 2003 the Charter capital of the Company was paid-up in full.

Preference share do not carry voting rights; they cannot be converted into ordinary shares, annual income of at least 10 percent of the net profit according to financial statements is payable on preference shares.

As on December 31, 2002 and 2003 the Company had no repurchased shares reflected on the balance sheet.

6.12. Distribution of profit

Planned distribution of 2003 profit to be approved at the annual general meeting of shareholders of the Company scheduled for June 2004:

	Amount
Capital before distribution of the reporting year profit	
Charter capital	631,200
Reserves	31,560
Additional capital	6,332,963
Profit of previous years	6,567,747
Reporting year profit	1,502,563
Total capital before profit distribution:	**15,066,033**
Allocations of the reporting year profit	
Allocations to reserves	(0)
Allocations to finance employee stockownership plan (if provided for by founding documents)	(0)
Dividend payments	(347,297)
Total distributed profit of the reporting year	**(347,297)**
Capital after profit distribution	
Charter capital	631,200
Reserves	31,560
Additional capital	6,332,963
Profit of previous years	7,723,013
Total capital after profit distribution:	**14,718,736**
decrease of capital after distribution of the reporting year profit	**(347,297)**
Increase (decrease) of capital in the part of undistributed profit of the reporting year	**1,155,266**

6.13. Dividend

In 2003 according to a decision of the annual general meeting of shareholders (minutes # 11 of June 24, 2003) dividend payments for the year ended December 31, 2002 were declared in the amount of RUR0.096052 per ordinary share and RUR0.206143 per preference share. The payable dividend amount was RUR260,000 thousand.

The Board of Director recommended to pay dividend for 2002 as follows:

Type of shares	Number of shares	Dividend per share, RUR	Total dividend, RUR
Preference class A	525,992,822	0.206143	108,430,000
Ordinary	1,578,006,833	0.096052	151,570,000
TOTAL	**2,103,999,655**		**260,000,000**

The attached financial statements do not reflect dividends for 2003. These will be shown as allocations of undistributed profit during the year ending December 31, 2004 subject to approval at the annual general meeting of shareholders of the Company.

6.14. Credits and loans (lines 510 and 610 of the balance sheet):

	Long-term		Short-term	
	01.01.2003	**31.12.2003**	**01.01.2003**	**31.12.2003**
Credits, total:	**981,013**	**3,963,900**	**1,654,894**	**3,283,624**
including:				
- JSC Vneshtorgbank	357,260	366,405	139,354	511,447
- Vnesheconombank	199,478	169,999	6,331	539,490
- Private JSC ACB Promsvyazbank			233,510	575,371
- Private JSC CB GUTA-BANK	227,882	620,657	210,063	255,730
- ACB Crosna-Bank			15,670	44,521
- Middle Russia Saving Bank of RF	149,636	2,782,962	502,635	580,644
- JSC CB Bryanski Narodny Bank			20,000	20,000
- ACB MIB			31,693	38,907
- FACB Voznesenski				5,000
- JSC IMPEXBANK			30,000	69,405
- Private JSC SB Gasprombank				4,000
- JSC Investment Bank Trust				502,411
- Private JSC Severny bank RF			51,900	23,039
- Private JSC Raiffeisenbank	25,706	16,302		
- JSC CIB Euroalliance				2,945
- CB Ogni Moskvy				40,714
- Main Financial department of the Vladimir region		7,575		
- JSC Uralsib			53,000	70,000
- other	21,051		360,738	
Loans of organizations which are not members of the Group	**332,719**	**103,247**	**81,581**	**4,490**
including:				
- Bills of exchange center-service				2,490
- JSC Promtechmontazh			2,500	2,000
- Individuals	117,547	103,247	2,054	
- Vnesheconombank	107,476		21,974	
- LG Electronics	31,317			
- Ericsson			5,983	
- Alcatel			6,388	
- other	76,379		42,682	
Loans of organizations-members of the Group	**30,729**	**29,000**	**25,594**	**1,362**

including				
- JSC Svyazinvest	30,729	29,000	25,594	1,362
Bonds issued	**600,000**	**2,631,012**	**636,184**	**93,052**
Bills of exchange issued (Private JSC RTC-Invest, JSC Vneshtorgbank)				**606,082**
TOTAL:	**1,944,461**	**6,727,159**	**2,398,253**	**3,988,610**

In September 20003 the Company registered a bond issue of 2,000,000 documented interest bearing bearer bonds series 03, with par value of RUR1,000. Each bond carries 6 coupons. Payments of first coupon are made on the 183rd day from the bind placement start, the second coupon shall be paid on the 366 day, the third coupon – on the 549 day, the fourth coupon payments – on the 731 day, the fifth coupon – on the 913 day, the sixth coupon – on the 1095 day from the bond placement start. The interest rate carried by the coupons was defined at 12.35 percent p.a. The bonds are to be redeemed in September 2006, 1,095 days from the bond placement.

In November and December 2003 in order to raise debt financing the Company issued bills of exchange valued at RUR529,513 thousand. The amount of discount of the bill placement totaled RUR76,569 thousand. The bills of exchange shall be redeemed in November and December 2004.

In November 2003 the Company redeemed 600,000 documented interest bearing bearer bonds series 01 with nominal value of RUR1,000 each.

In 2003 the Company concluded a number of credit agreements. The most significant ones (credit facility amount at least RUR400,000 thousand) are listed below.

thousand units

#	Execution date	Lender	Credit amount	Currency	Maturity date	Interest rate, p.a.	Security	Security value
1	01.04.03	ACB Promsvyazbank (Private JSC)	400,000	RUR	09.04.04	18	telecommunications equipment	590,087
2	15.08.03	Investment Bank Trust JSC	500,000	RUR	14.08.04	16	unsecured	
3	26.09.03	GUTA-Bank	450,000	RUR	25.09.05	15	unsecured	
4	18.11.03	Middle Russia bank of Saving Bank of RF	70,000	RUR	16.11.04	13,5	telecommunications equipment	82,210
5	21.11.03	Middle Russia bank of Saving Bank of RF	70,000	RUR	19.11.04	13,5	telecommunications equipment	79,593
6	07.08.03	Middle Russia bank of Saving Bank of RF	50,000	RUR	04.02.05	14	telecommunications equipment	58,496
7	07.08.03	Middle Russia bank of Saving Bank of RF	50,000	RUR	04.02.05	14	telecommunications equipment	57,099
8	11.08.03	Middle Russia bank of Saving Bank of RF	50,000	RUR	07.02.05	14	telecommunications equipment	58,040
9	11.08.03	Middle Russia bank of Saving Bank of RF	50,000	RUR	07.02.05	14	telecommunications equipment	57,029
10	11.08.03	Middle Russia bank of Saving Bank of RF	60,000	RUR	07.02.05	14	telecommunications equipment	69,667
11	29.08.03	Middle Russia bank of Saving Bank of RF	150,000	RUR	22.02.05	14	telecommunications equipment	172,116
12	22.10.03	Middle Russia bank of Saving Bank of RF	80,000	RUR	22.02.05	14	telecommunications equipment	91,284
13	22.10.03	Middle Russia bank of Saving Bank of RF	80,000	RUR	22.02.05	14	telecommunications equipment	91,426
14	28.10.03	Middle Russia bank of Saving Bank of RF	35,000	RUR	22.02.05	14	telecommunications equipment	39,674
15	11.11.03	Middle Russia bank of Saving Bank of RF	90,000	RUR	22.02.05	14	telecommunications equipment	100,848

#	Execution date	Lender	Credit amount	Currency	Maturity date	Interest rate, p.a.	Security	Security value
16.	11.11.03	Middle Russia bank of Saving Bank of RF	90,000	RUR	22.02.05	14	telecommunications equipment	100,918
17.	11.11.03	Middle Russia bank of Saving Bank of RF	90,000	RUR	22.02.05	14	telecommunications equipment	100,961
18.	05.12.03	Middle Russia bank of Saving Bank of RF	85,000	RUR	06.06.05	14	telecommunications equipment	98,296
19.	05.12.03	Middle Russia bank of Saving Bank of RF	85,000	RUR	22.05.05	14	telecommunications equipment	97,853
20.	05.12.03	Middle Russia bank of Saving Bank of RF	85,000	RUR	12.05.05	14	telecommunications equipment	117,694
21.	09.12.03	Middle Russia bank of Saving Bank of RF	85,000	RUR	16.05.05	14	telecommunications equipment	97,007
22.	09.12.03	Middle Russia bank of Saving Bank of RF	85,000	RUR	06.05.05	14	telecommunications equipment	97,025
23.	09.12.03	Middle Russia bank of Saving Bank of RF	75,000	RUR	21.04.05	14	telecommunications equipment	87,270
24.	18.12.03	Middle Russia bank of Saving Bank of RF	418,000	RUR	04.12.08	14,5	telecommunications equipment	488,154
25.	24.12.03	Middle Russia bank of Saving Bank of RF	498,000	RUR	04.12.08	14,5	telecommunications equipment	573,655
26.	26.12.03	Middle Russia bank of Saving Bank of RF	412,000	RUR	04.12.08	14,5	telecommunications equipment	476,208

In 1995-1997 the Ministry of Finance of the Russian Federation granted the Company long-term financing for the purpose of telecommunications equipment purchasing from overseas suppliers. Vnesheconombank was the crediting agent under the financing scheme.
As on December 31, 2002 the Company's outstanding obligations toward Vnesheconombank denominated in foreign currency totaled Euro10,148,255. The obligations are reflected as liabilities in the financial statements of the Company (lines 511, 512, 612, 520, 621 of the balance sheet) in the amount of RUR145,299 thousand.

These obligations shall be met (repaid) by the Company in foreign currency or Russian roubles at exchange rate as on the payment date depending on terms and conditions of the debt instruments; and at the Company's discretion if such selection of repayment currency is stipulated by relevant debt instrument. The Company intends to repay all debt in RUR. The amount of this debt translated into RUR at the CB exchange rate effective on December 31, 2002 (the reporting date) totaled RUR336,007 thousand.

During 2003 the Company reposted its debt to Vnesheconombank expressed in conditional units, transferring it from lines 512, 612, 520 of the balance sheet to lines 511, 611, 626 of the balance sheet.

As on December 31, 2003 the Company's obligations to Vnesheconombank expressed in conditional units totaled Euro13,775 thousand. These liabilities are shown in the financial statements of the Company in lines 511, 611, 626 of the balance sheet in the amount of RUR260,283 thousand.

These obligations shall be met (repaid) by the Company in foreign currency or Russian roubles at exchange rate as on the payment date depending on terms and conditions of the debt instruments; and at the Company's discretion if such selection of repayment currency is stipulated by relevant debt instrument. The Company intends to repay all debt in RUR. The amount of this debt translated into RUR at the CB exchange rate effective on December 31, 2003 (the reporting date) totaled RUR507 262 thousand.

The schedule of repayment of long-terms loans and credits as on December 31, 2003:

	Repayment amount	
	as on 01.01.2003	**as on 31.12.2003**
In 2005	1,616,707	3,124,612
In 2006	184,279	2,137,375
In 2007	143,475	20,006
In 2008		1,330,516
Beyond 2008		114,650
TOTAL	**1,944,461**	**6,727,159**

The Company expenses related to receiving and using credits and loans are charged to:

	2003	**2002**
- operating expenses	878,460	556,538
- investment asset values	121,500	81,776
TOTAL	**999,960**	**638,314**

6.15. Deferred tax liabilities (item 515 of the balance sheet)

Flow of deferred tax liabilities in 2003:

Brought-over balance as on 01.1.2003	238,219
Created in the reporting period on taxable time difference	119,597
Repaid in respect of the increase of tax payments	(387)
Written off due to retirement of assets for which these liabilities were created	468
Balance as on 31.12.2003	**357,897**

The Company identified through calculations deferred tax liabilities as on January 1, 2003 in the amount of RUR238,219 thousand on time differences arisen before January 1, 2003 in order to bring the data as at the year start to values comparable with those at the end of 2003.

The differences led to recognition of deferred tax liabilities are described in Par. 7.6.

6.16. Other long-term liabilities (item 520 of the balance sheet)

	As on January 1, 2003	As on December 31, 2003
Account settlements with suppliers and contractors	1,280,171	2,179,067
Long-term part of debt on tax and duties payment	43,186	42,036
TOTAL	**1,323,357**	**2,221,103**

As compared to the previous year long-term liabilities grew by RUR897,746 thousand; this is mainly due to more executed leasing contracts, as according to their terms and conditions equipment (property) shall be recognized on the balance sheet of the Lessee.

Account settlements with suppliers and contractors identifying major creditors (over RUR4,000 thousand) are shown below:

Creditor	Liabilities as on 01.01.2003	Liabilities as on 31.12.2003
Iskratel	95,297	39,414
Alcatel	176,843	8,365
Iskrauraltel	10,143	
Mashpriborintorg	151,934	134,106
JSC RTC-Leasing	283,013	1,850,124
Siemens	68,602	15,060
Vnesheconombank	36,361	
Vado-Telecom	34,019	13,995
Technoserv		18,239
Promsvyazleasing		76,627
Private JSC RusLeasingSvyaz		5,210
Other	423,959	17,927
TOTAL	**1,280,171**	**2,179,067**

As on December 31, 2003 the Company restructured its accounts payable due to the budget in respect of tax on the principal in the amount of RUR14,122 thousand and in respect of fines and late payment charges in the amount of RUR27,914 thousand.

6.17. Accounts payable

Settlements of accounts with suppliers and contractors (item 621 of the balance sheet)

Major creditors (over RUR500 thousand) on supplier credits and leasing are shown below:

Creditor	Debt as on 31.12.2003
Iskratel	199,084
Alcatel	22,524
Vado-Telecom	7,730
Ericssson	737
LG Electronics	31,317
Siemens AG	29,269
Italtel	39,071
Center for Economic Development	8,203
Private JSC BTO Huawai	7,208
Private JSC Sokol-ATS	32,084
Kvantintercom	20,719
UP MPOVT Minsk	575
JSC RTC-Leasing	666,295
Promsvyazleasing	87,006
Private JSC RusLeasingSvyaz	13,051
Other	896,492
TOTAL	**2,061,365**

Settlements with budget in respect of taxes and duties (item 625 of the balance sheet):

	As on January 1, 2003	As on December 31, 2003
VAT settlements	172,083	207,473
Profit tax settlements	122,828	134,664
Natural person income tax	29,594	35,077
Property tax	73,441	95,475
transportation tax	0	707
Land tax	541	451
Unified imputed income tax	0	98
Sales tax	34,948	42,312
Other taxes and duties	6,482	2,982
TOTAL	**439,917**	**519,239**

Other accounts payable (item 626 of the balance sheet):

	As on January 1, 2003	As on December 31, 2003
Settlements with advance holders	583	661
Settlements with employees on other transactions	225	373
Settlements with various creditors, including:	392,964	603,478
in respect of deposited funds	7,684	5,577
deferred tax (VAT and sales tax)	275,627	411,521
property and personal insurance	2,219	2,225

claims settlements	29	18,208
other	107,405	165,947
TOTAL	**393,772**	**604,512**

As compared to 2002, accounts payable grew by RUR210,740 thousand, primarily due to growing overdue amounts of deferred VAT.

6.18. Deferred revenues (item 640 of the balance sheet)

	As on January 1, 2003	**As on December 31, 2003**
Budgetary funds for special purposes financing, total: including	3,087	9,455
- civil defense	91	167
- budgetary funds in cash for other purposes	2,996	9,288
Special purpose financing (except budgetary funds)	21,750	6,682
Deferred revenues, total: including:	366,434	448,361
- assets received free of charge	198,428	280,963
- special purpose financing	125,140	139,004
- other deferred revenues	42,866	28,394
TOTAL	**391 271**	**464 498**

7. Notes to significant items of the profit and loss account

7.1. Revenues from ordinary activities

Revenues from sales of products, goods, rendering services and carrying out of works less VAT and sales tax:

	2003	2002
Domestic long-distance and international telephone service	8,799,921	7,554,665
Urban and rural telephone service	8,729,272	6,695,075
Radio communications, radio broadcasting, TV, satellite communications	29,997	19,747
Wireline broadcasting	513,592	466,524
Wireless communications	353,047	351,960
Document transmission	295,228	269,705
Revenues from new telecom services	557,835	379,996
Revenues from telecom operators	1,258,352	247,167
Other telecom services (core business activities)	27,628	59,034
Revenues from other realizations (non-core activities)	325,135	345,394
TOTAL	**20,890,007**	**16,389,267**

Revenues from telecom services grew by RUR4,521 million due to growing sales of basic services and price increases.

Local telephone rates were raised twice (from May 15 and August 1, 2003) ensuring growing revenues from local telephone service. Other revenue growth was secured through increase in sales.

Adoption of unified (inside the Company service area and single tariff band) international telephone rates from May 15, 2003, and higher domestic long-distance telephone rates resulted in additional growth of revenues from domestic long-distance and international telephone service.

Revenue growth from new services was mainly ensured by increased sales, primarily Internet access service.

In 2003 the Ministry for Antimonopoly policies and support of entrepreneurship (MAP) carried out a reform of interconnection settlement fees between MultiRegional Companies and OJSC Rostelecom for long-distance traffic. Before August 2003 the Company had paid to OJSC Rostelecom an integrated rate per minute on 50 km distance along Rostelecom's network.

The integral settlement rate contained a linear component of OJSC Rostelecom and a difference of average weighted terminal (incoming and outgoing) accounting rates of regional carriers for domestic-long distance traffic. The rate was calculated and approved by MAP once a year according to traffic volume data for the past year and did not reflect actual economic benefits and costs related to changing structure of incoming and outgoing traffic in the accounting periods.

In August 2003 new transparent and rational arrangements of inter-operator settlement for long-distance traffic were introduced. The newly adopted system of interconnection fees separates operator's payments to OJSC Rostelecom for carrying long-distance traffic and termination fees to far end operator. This enabled the Company to derive revenues from terminating incoming traffic on its network depending on actual traffic volumes in the period resulting in growth of revenues by

RUR478,182 thousand. Expenses of the Company with respect of settlements with Rostelecom for carrying long-distance traffic due to changes in interconnection payment arrangements grew by RUR544,100 thousand.

Merchandise exchange (barter transactions)

In 2002 and 2003 a part of the Company revenues from rendering services, sales of goods, products was received under barter conditions. These are summed up below:

	2003	2002
Total number of organizations involved in barter transactions:	1,776	2,397
Revenues from these transactions – total:	87,000	115,315
including:		
energy and electric power supply	13,420	5,367
construction companies	12,222	7,220
with other companies	61,358	102,728
Revenues from barter deals – as percentage to the total	0.42	0.7

The cost of services rendered, works carried out, sold goods was set by the Company on normal commercial basis.

7.2. Ordinary activities expenses

Expenses incurred in sales of products, goods, rendering services, carrying out works less VAT, excise duties and other mandatory payments:

	2003	2002
Payroll costs	5,167,913	4,041,131
Social insurance allocations	1,703,429	1,395,196
Fixed asset depreciation	1,669,959	1,138,809
Material costs	1,256,821	1,138,227
Electric power	308,779	271,740
Settlements for telecom operators' services	418,047	427,109
Expenses for services of Rostelecom	2,140,925	1,386,890
Services of third parties	1,452,693	773,392
Taxes and duties included in the ordinary activities expenses	60,451	208,508
Other expense	1,469,535	1,350,917
TOTAL	**15,648,552**	**12,131,919**

Growing payroll costs and social insurance allocations were primarily caused by indexation of the average monthly salary of the Company employees (due to inflation), and by revised minimal pay to meet the Company's obligations under the industrial tariff agreement.

Rising fixed asset depreciation was mainly due to commissioning for service of new facilities, increased expenses for equipment received under leasing schemes (on the Lessee's balance sheet).

Growth of material costs resulted from rising prices set by suppliers and contractors, and growing fixed assets (number of lines, etc.) to be maintained and serviced.
Growth of expenses in respect of settlements with Rostelecom was due to adoption of new arrangements for interconnection fees (detailed integrated settlement rate), rising long-distance traffic volumes.
Expenses for third party services increased due to growing expenses on the following:

- electric power, thermal energy – hike of prices charged by suppliers and growing consumption of energy;
- transportation costs – growing prices for services of forwarders, engagement of more transportation vehicles for production purposes.

7.3 Operating income and expenses:
Break down of operating income:

	2003	2002
Income from sale and other retirement of other assets	756,530	576,140
Income from sale and other retirement of other fixed assets	10,578	30,734
Income from joint activities	6,943	5,980
Other operating income of which	35,260	48,276
doubtful debt provisions	30,927	46,128
adjustment of investment value up to the market price	3,453	0
other	880	2,148
TOTAL	**809,311**	**661,130**

Break down of operating expenses:

	2003	2002
Expenses related to sales and other retirement of assets	752,354	569,349
Expenses related to sales and other retirement of fixed assets	26,605	47,402
Allocations to doubtful debt provisions	558,403	643,989
Allocations for devaluation of financial investments	3,486	
Expenses for taxes and duties	377,693	291,238
Expenses for services of lending organizations	115,958	88,593
Expenses related to participation in joint activities	2,873	3,168
Other operating expenses of which:	101,111	34,498
insurance expenses	45,273	12,042
mobilization resources and long-term storage items	6,257	3,711
other	49,581	18,745
TOTAL	**1,938,483**	**1,678,237**

In 2003 the Company purchased promissory notes issued by JSC Vneshtorgbank valued at RUR531,566 thousand and transferred them as a payment of equipment of Private JSC Verisel-Telecom; also a promissory note of Private JSC Open Technologies 98 was purchased valued at RUR 90,000 thousand as payment to Private JSC Open Technologies 98 for supply of software of

Oracle's E-Business Suite applications. These expenses are shown as income and expenses due to retirement of other assets.

Increase of expenses for taxes and duties resulted from growing property tax, while decrease of expenses for doubtful debt provisions was caused by reduced amount of accounts receivables overdue by over 90 days.

7.4. Non-sales revenues and expenses:

Non-sales revenues break down:

	2003	2002
Fines, late payment charges, damages for non-performance of contracts, receipts to indemnify losses	18,459	20,527
Profit of previous years, revealed in the reporting year	26,085	34,947
Exchange rate difference adjustments	245,922	37,713
Translation of exchange rates	16,523	11,372
Profit from written down accounts payable for which limitation period expired	4,655	29,005
Assets received free of charge	35,262	21,218
Value of equipment found in the course of inventory taking	13,371	30,917
Other	37,172	67,268
of which		
receipts from indemnification of losses	15,622	17,007
rebate of costs benefits to eligible customers	13,264	38,767
other	8,286	11,494
TOTAL	**397,449**	**252,967**

Break down of non-sales expenses:

	2003	2002
Fines, late payment charges, damages for non-performance of contracts, receipts to indemnify losses	43,402	19,934
Loss of previous years, revealed in the reporting year	73,064	67,795,
Exchange rate difference adjustments	306,755	308,985
Translation of exchange rates	89,196	64,336
Written down accounts receivables	676	45,194
Value of property revealed in the course of inventory taking	27	46
Expenses for charity and sponsor aid, cultural events and other similar festivities	102,598	108,387
Membership fees in associations, not-for-profit partnerships	72,181	69,316
Payments to employees not included into ordinary activities expenses	417,967	284,734
Expenses for mobilization and civil defense	18,997	16,465
Fines and late payment charges for taxes and duties	6,906	37,151
Other	200,452	313,366
of which:		
consulting and auditor services, training	52,314	77,934
non-government pension funds, allocations to social needs and trade unions	138,560	120,560
reorganization expenses		87,646
other	9,578	27,226

TOTAL	**1,332,221**	**1,335,709**

The Company is a founder of Not-for-profit Partnership Center for Telecommunications Development Studies. In order to fulfill the Partnership's objectives according to the Charter the Company makes annual membership fee payments. The membership fee in 2003 according to a decision of the Partnership Board was set at RUR198,503 thousand. However, payment of the membership fee in full failed to get approval of the Board of Directors of the Company. Upon an agreement with the partnership a membership fee of RUR153,988 thousand subject to approval of the Board of Directors will be paid under a new agreement to be concluded by the Company and Partnership for 2004.

7.5. Extraordinary income and expenses

Break down of extraordinary income:

	2003	**2002**
Insurance indemnity	3,097	88
TOTAL	3,097	88

Break down of extraordinary expenses:

	2003	**2002**
Cost of lost tangible inventory items	1,825	7
Loss from writing down fixed assets	4,583	6
Expenses on rescue operations during natural disasters and other emergencies	1,199	41
TOTAL	**7,607**	**54**

Extraordinary income is related to indemnity paid for insured risks (indemnity of losses due to burnt out payphones in the amount of RUR1,457 thousand, indemnity of car accidents losses of RUR1,445 thousand); extraordinary expenses are mainly related to failures (failed payphone board RUR1,641 thousand, power failures resulting in outages of telecommunications equipment in the amount of RUR4,480 thousand).

7.6. Profit tax expenses

In 2003 due to enactment of Accounting rules: Accounting for profit tax expenses (PBU 18/2002) in the accounts profit tax expenses to be deducted from pre-tax profit are defined as the amount of the conditional profit tax adjusted for permanent tax assets and liabilities.

The Company profit tax expenses for 2002 are formed as profit tax calculated according to requirements of the Tax Code of the Russian Federation. To reflect the comparable data for 2002 the Company calculated deferred tax liabilities and assets, and permanent tax liabilities and expenses for 2002.

This amount of tax profit expenses is formed in the profit and loss account for 2003 as the aggregate of amount shown in items Deferred tax assets, Deferred tax liabilities and Current profit tax, being disclosed pursuant to Accounting rules: Accounting for profit tax.

In 2003 the Company identified the following components of the profit tax:

Description	Amount	Profit tax rate	Amount	Description
1. Balance sheet profit for 2003	2,303,866	24%	(552,928)	Conditional profit tax expenses
2. Permanent taxable differences	1,016,323	24%	(243,918)	Permanent tax liability
3. Taxable time differences (given the reduction)	(496,711)	24%	119,211	Deferred tax liability
4. Deductible time differences (given the reduction)	(5,890)	24%	1,414	Deferred tax asset
5. Taxable tax base of profit tax (1+2-3-4)	2,817,588	24%	(676,221)	Current profit tax (1+2-3-4)
6. Profit tax allowance			971	Current profit tax Permanent tax liability
7. Profit tax for previous periods			(450)	Current profit tax Permanent tax liability
			(675,700)	Current profit tax, TOTAL (5-6+7)
8. Deferred tax liability written down due to retirement of fixed assets	1,950	24%	(468)	Deferred tax liability Permanent tax liability
			119,679	**Deferred tax liability, TOTAL** (3-8)
			243,865	**Permanent tax liability, TOTAL** (2-6+7+8)

The Company's tax profit expenses for 2003 were:

Total	**(796,793)**
including	
- conditional profit tax expenses	(552,928)
- permanent tax liabilities	(243,865)
- permanent tax assets	

In the profit and loss account of the Company the Company's expenses for profit tax for 2003 are shown as the aggregate of the amounts:

Total	**(796,793)**
including	
- current tax	(675,700)
- deferred tax liabilities	(119,679)
- deferred tax assets	(1,414)

Permanent differences resulted in adjustment of the conditional profit tax, total	**1,016,322**
including:	
Permanent taxable differences, total	**1,215,914**
Expenses included in costs, but not deductible for the purposes of profit taxation	56,761
Accrued depreciation for fixed assets acquired using budgetary funds of special purpose financing, and for fixed assets transferred for free-of-charge use	10,596
Losses from free-of-charge transfer of property and related expenses	3,221
Difference between depreciated value of fixed assets for the purpose of accounting and taxation in the event of retirement of fixed assets	6,621
Cost of written off tangible items and expenses related to this	735
Free of charge receipts (income) to be taxed at the moment of the receipt, but to accounted for on account 98 Deferred revenues according to accounting rules	106,298
Expenses for any type of remuneration/compensations payable to employees, beside paid under employment contracts (agreements)	415,660
Expenses on social needs not attributable to payments to employees	24,143
Taxes not accepted for taxation purposes	8,588
Expenses for voluntary insurance of employees except those specified in 16 item 255	120,384
Expenses for the not-profit partnership	69,949
Written off accounts receivable	676
Surplus of daily travel allowance expenses over the norm	2,932
Interest accrued by a taxpayer-borrower in favor of the lender in addition to amounts recognized as costs for taxation purposes according to Clause 269 of the Tax Code	10,526
Differences in the rules of allocations to doubtful debt provisions	44,265
Accrued provisions for devaluation of financial investments	3,486
Amounts of voluntary membership fees (including initiation fee) for public organizations; voluntary contributions of members of associations, unions, associations, organizations (groups) to support these unions, etc.	72,242
Payment for recuperation, rest, tours, excursions, sport/fitness clubs, attendance of cultural and sport events	33,790
Fines, late payment charges for breaches of tax legislation	6,906
Loss of the reporting period due to activities related with using services of ancillary production facilities and sites (according to Article 275.1 of the Tax Code of the Russian Federation)	22,403
Expenses of previous years revealed in the reporting (tax) period which are basically not	

treated as costs for the taxation purposes	30,739
Extraordinary income	3,096
Amount of unified imputed income tax (UIIT)	499
Allocations to trade union organizations	13,681
other taxable permanent differences	147,717

Permanent deductible differences causing adjustment of the conditional profit tax, total	**199,592**
including:	
Dividend income from participation in activities of other organizations	703
Profit from activities transferred to UIIT	2,527
Leasing payments less accrued depreciation (in the event that equipment received under leasing arrangements is accounted for on the Lessee's balance sheet)	155,688
Positive difference arrived at due revaluation of securities to current market prices	3,453
Income of previous years revealed in the reporting (tax) period which are basically not income for the taxation purpose	4,302
Income equal to accrued depreciation of property received at the expense of free-of-charge receipts	23,800
Extraordinary expenses	7,397
Other deductible permanent differences	1,722

Taxable time differences (given the reduction) causing adjustment of the conditional profit tax, total:	**498,661**
including:	
difference in calculation of fixed asset depreciation between bookkeeping and tax accounting	485,348
difference in the deferred expense recognition between bookkeeping and tax accounting	11,363
difference forming the amount of deferred tax liability posted to profit and tax account due to retirement of the asset	1,950

Deductible time differences (given the reduction) causing adjustment of the conditional profit tax, total:	**(5,890)**
including:	
Loss from realization of fixed assets	(617)
Loss of previous years calculated according to Chapter 25 of the Tax Code of the RF and recognized in the reporting period as tax expense	(12,978)
Losses on the base of the transition period	(9,962)
Translation of exchange rates	17,667

7.7. Net profit of the reporting period

In 2003 the net profit (loss) of the reporting period was determined according to accounting data based on the principle that profit tax expenses deductible from pre-tax profit are defined as the amount of the conditional profit tax expenses adjusted for the amount of permanent tax liabilities and assets.

Net profit (loss) of the reporting period in the profit and loss account for 2003 was calculated on the premise that the profit tax expenses deductible from pre-tax profit were formed as the aggregate of the amounts shown in items Deferred tax assets, Deferred tax liability and Current profit tax.

7.8. Earnings per share

Basic profit per share reflects a part of the reporting year profit due to shareholders – owners of voting shares. It is calculated as the ratio of the basic profit of the reporting year to the average weighted number of outstanding ordinary shares over the year.

Basic profit of the reporting year is equal to the net profit (item 190 Profit and loss account) less dividend on preference shares for 2003 in the amount recommended by the Board of Directors, but not approved by meeting of shareholders as on the date of signing the accounting reports for 2003.

In 2003 the Company did not undertake additional share issues and did not have securities to be converted into additional ordinary shares according to terms and conditions of the securities issue; nor there was an event involving increase of the number of voting shares. So the Company does not calculate diluted profit per share.

	2003	2002
Basic profit of the reporting year, RUR in thousands	1,352,308	753,887
Averaged weighted number of outstanding ordinary shares in the reporting year, thousand shares	1,578,007	1,578,007
Basic profit per share, RUR	0.86	0.48

8. Affiliated persons

In the explanatory notes the Company discloses material information regarding affiliated persons. The complete list of affiliated persons of the Company is given below:

- OJSC Rostelecom
- Private JSC Mobile telecommunications
- Private JSC RusLeasingSvyaz
- JSC Giprosvyaz

JSC MGTS

- JSC Svyazinvest;
- JSC Central Telegraph
- JSC RTC-Leasing
- JSC RTComm.RU
- Private JSC RTC-Invest

-JSC Kostromskaya GTS

- Not-for-Profit Partnership Center for Telecommunications Development Studies
- daughter companies:
    - Telecom-Stroy LLC
    - Teleport-Ivanovo LLC
    - Telecom-Terminal LLC
    - MobilCom LLC
    - VladPage LLC
    - Private JSC CenterTelecomService
    - Svyaz-Service-Irga LLC
    - Private JSC Svyazproekt
    - Private JSC CenterTelecomService of the Moscow region
    - Vladimirski payphone LLC
    - Private JSC Telecom of the Ryazan region
    - Private JSC TeleRoss-Voronezh
    - Private JSC Vladimir-Teleservice
    - Private JSC Cellular Communications of the Black Soil Area (Chernozemie)
- related companies:
    - Private JSC Kaluzhskaya Cellular Communications
    - Private JSC Smolenskaya Cellular Communications

- Private JSC Ryazanskaya Cellular Communications
- Private JSC Tverskaya Cellular Communications
- Private JSC Bryanskie Cellular Networks
- Private JSC Belgorodskaya Cellular Communications
- Radiopaging incorporated company Limited Company
- Rating LLC
- TverTelecom LLC
- JSC Telecommunication company Rinfotels
- JSC Kaluzhski gas and energy stock bank Gasenergobank
- Trunksvyaz LLC

The parent company

The Company is controlled by JSC Svyazinvest, owning 38.01 percent of the Company Charter capital and 50.69 percent of the voting shares. The remaining 49 percent of the voting shares is distributed among a vast group of shareholders. JSC Svyazinvest is the final parent company of the Group of related organizations, of which the Company is a member.

Sales of products to affiliated persons

In the reporting year the Company rendered services and cell products to the following affiliated persons:

Organization	Relation	Type of sales	Pricing	2003	2002
JSC Rostelecom	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC Rostelecom	Traffic carrying services	Settlement rates and tariffs regulated by MAP of the RF	440,044	55,986
JSC Kaluzhski gas and energy stock bank Gasenergobank	JSC CenterTelecom owns 26 percent of voting shares	Lease of communications channels	Contractual	933	120
JSC RTComm.RU	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of	Traffic carrying services	Contractual	67	11

	voting shares of JSC RTComm.RU				
Private JSC Vladimir-Teleservice	JSC CenterTelecom owns 50 percent of voting shares	Lease of communications channels	Contractual	389	124
TverTelecom LLC	JSC CenterTelecom owns 26 percent of voting shares	Lease of communications channels	Contractual	5,913	4,698
Private JSC TeleRoss-Voronezh	JSC CenterTelecom owns 50 percent of voting shares	Lease of communications channels	Contractual	386	207
Vladimirski payphone LLC	JSC CenterTelecom owns 51 percent of voting shares	Lease of communications channels	Contractual	3,394	2,406
Private JSC Bryanskie Cellular Networks	JSC CenterTelecom owns 34 percent of voting shares	Lease of communications channels	Contractual	1,537	852
MobilCom LLC	JSC CenterTelecom owns 100 percent of voting shares	Lease of communications channels	Contractual	776	206
Private JSC Kaluzhskaya Cellular Communications	JSC CenterTelecom owns 42 percent of voting shares	Lease of communications channels	Contractual	1,989	863
Private JSC Tverskaya Cellular Communications	JSC CenterTelecom owns 40 percent of voting shares	Lease of communications channels	Contractual	1,345	986
Private JSC Cellular Communications of the Black Soil Area (Chernozemie)	JSC CenterTelecom owns 60 percent of voting shares	Lease of communications channels	Contractual	5,974	4,650
Svyaz-Service-Irga LLC	JSC CenterTelecom owns 70 percent of voting shares	Lease of communications channels	Contractual	27	16
JSC Telecommunications company Rinfotels	JSC CenterTelecom owns 26 percent of voting shares	Lease of communications channels	Contractual	3,129	1,511
Private JSC CenterTelecomService of the Moscow region	JSC CenterTelecom owns 75 percent of voting shares	Lease of communications channels	Contractual	1,011	460
Private JSC Ryazanskaya Cellular Communications	JSC CenterTelecom owns 40 percent of voting shares	Lease of communications channels	Contractual	1,250	896
Private JSC	JSC	Lease of	Contractual	1,127	

CenterTelecomService	CenterTelecom owns 75 percent of voting shares	communications channels			
Private JSC Telecom of Ryazan region	JSC CenterTelecom owns 51 percent of voting shares	Lease of communications channels	Contractual	990	650
Tver-telecom LLC	JSC CenterTelecom owns 100 percent of voting shares	Lease of communications channels	Contractual	367	306
Teleport-Ivanovo LLC	JSC CenterTelecom owns 100 percent of voting shares	Lease of communications channels	Contractual	136	145
VladPage LLC	JSC CenterTelecom owns 75 percent of voting shares	Lease of communications channels	Contractual	89	64
Telecom-Story LLC	JSC CenterTelecom owns 100 percent of voting shares	Lease of communications channels	Contractual	1,036	856
JSC Central Telegraph	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC Central Telegraph	Traffic carrying services	Contractual	9,322	8,753
TOTAL				**481,231**	**84,766**

Purchases from affiliated organizations

In the reporting year the following affiliated persons rendered services, cell products to the Company:

Affiliated organization	Relation	Type of purchases	Pricing	2003	2002
JSC Rostelecom	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC Rostelecom	Traffic carrying services	Settlement rates and tariffs regulated by MAP of the RF	2,140,925	1,390,196

Private JSC Cellular Communications of the Black Soil Area (Chernozemie)	JSC CenterTelecom owns 60 percent of voting shares	Lease of communications channels	Contractual	791	606
Private JSC Kaluzhskaya Cellular Communications	JSC CenterTelecom owns 42 percent of voting shares	Lease of communications channels	Contractual	136	103
Private JSC Bryanskie Cellular Networks	JSC CenterTelecom owns 34 percent of voting shares	Lease of communications channels	Contractual	1,921	794
Private JSC TeleRoss-Voronezh	JSC CenterTelecom owns 50 percent of voting shares	Lease of communications channels	Contractual	178	169
Private JSC Tverskaya cellular Communications	JSC CenterTelecom owns 40 percent of voting shares	Lease of communications channels	Contractual	865	431
Svyaz-Service-Irga LLC	JSC CenterTelecom owns 70 percent of voting shares	Lease of communications channels	Contractual	29	21
Vladimirski payphone LLC	JSC CenterTelecom owns 51 percent of voting shares	Lease of communications channels	Contractual	50	26
Private JSC Ryazanskaya Cellular Communications	JSC CenterTelecom owns 40 percent of voting shares	Lease of communications channels	Contractual	183	96
Telecom-Stroy LLC	JSC CenterTelecom owns 100 percent of voting shares of Telecom-Story LLC	Lease of communications channels	Contractual	5,048	3,650
Private JSC Telecom of the Ryazan region	JSC CenterTelecom owns 51 percent of voting shares	Lease of communications channels	Contractual	26,005	151
Teleport-Ivanovo LLC	JSC CenterTelecom owns 100 percent of voting shares	Lease of communications channels	Contractual	313	298
Private JSC RusLeasingSvyaz	JSC Svyazinvest, owning over 20	Financial leasing	Contractual price	63,576	2,129

	percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of Private JSC RusLeasingSvyaz				
MobilCom LLC	JSC CenterTelecom owns 100 percent of voting shares of MobilCom	Lease of communications channels	Contractual	437	450
JSC Telecommunications company Rinfotels	JSC CenterTelecom owns 26 percent of voting shares of JSC TC Rinfotels.	Lease of communications channels	Contractual	1,106	895
JSC RTComm.RU	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC RTComm.RU	Traffic carrying services	Contractual	36,776	26,850
JSC Giprosvyaz	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC Giprosvyaz	Surveying and design	Contractual price	14,820	6,829
JSC MGTS	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC MGTS	Right-of-way in cable ducts	Tariffs approved by JSC MGTS	1,135	9,222
JSC MGTS	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC	Rent of uninhabited buildings	Contractual price	536	1,192

	MGTS				
JSC MGTS	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC MGTS	Catering services	Contractual price	698	478
Private JSC Mobile telecommunications	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC MTC	Arranging training workshops/ seminars	Contractual price	17	
JSC Central Telegraph	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC Central Telegraph	Traffic carrying services	Contractual	226	360
JSC RTC-Leasing	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC RTC-Leasing	Settlements on leasing, received	Contractual	286,812	
Not-for-profit partnership Center for Telecommunications Development Studies	JSC CenterTelecom is a member of Not-for-profit partnership Center for Telecommunications Development Studies	Membership fee	Contractual	70,448	100,808
JSC Kostromskaya GTS	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting	Right-of-way in cable ducts	Tariffs approved by JSC KGTS	8,477	6,450

	shares of JSC Kostromskaya GTS				
JSC Svyazinvest	JSC Svyazinvest owns over 20 percent of voting shares of JSC CenterTelecom	Repayment of the principal and interest payments on loans granted.	Contractual	29,140	30,537
TOTAL				**2,697,189**	**1,582,741**

Account Settlements with Affiliated Persons

As on December 31, 2003 the debt of the affiliated persons to the Company and the Company debt to the affiliated persons was as follows:

	Type of relation	Type of indebtedness	2003
Accounts receivable			
JSC Rostelecom	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC Rostelecom	Traffic carrying services	1,796
JSC Kaluzhski gas and energy stock bank Gasenergobank	JSC CenterTelecom owns 26 percent of voting shares of Gasenergobank	Lease of communications channels	30
Private JSC Bryanskie Cellular Networks	JSC CenterTelecom owns 34 percent of voting shares	Lease of communications channels	268
Private JSC Kaluzhskaya Cellular Communications	JSC CenterTelecom owns 42 percent of voting shares	Lease of communications channels	292
Private JSC Cellular Communications of the Black Soil Area (Chernozemie)	JSC CenterTelecom owns 60 percent of voting shares	Lease of communications channels	1,360
Svyaz-Service-Irga LLC	JSC CenterTelecom owns 70 percent of voting shares	Lease of communications channels	77
Private JSC Ryazanskaya Cellular Communications	JSC CenterTelecom owns 40 percent of voting shares	Lease of communications channels	1,513
VladPageLLC	JSC CenterTelecom owns 75 percent of voting shares	Lease of communications channels	172
TverTelecom LLC	JSC CenterTelecom owns 26 percent of voting shares	Lease of communications channels	2,927
Private JSC Telecom of the Ryazan region	JSC CenterTelecom owns 51 percent of voting shares	Lease of communications channels	486
Private JSC CenterTelecomService	JSC CenterTelecom owns 75 percent of voting shares of Private JSC CenterTelecomService	Lease of communications channels	87
JSC Central Telegraph	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC Central Telegraph	Traffic carrying services	1,730
Private JSC CenterTelecomService of the Moscow region	JSC CenterTelecom owns 75 percent of voting shares	Lease of communications channels	92,607
Telecom-terminal LLC	JSC CenterTelecom owns 100 percent	Lease of communications	295

	of voting shares	channels	
Vladimirski payphone LLC	JSC CenterTelecom owns 51 percent of voting shares	Lease of communications channels	3,031
Teleport-Ivanovo LLC	JSC CenterTelecom owns 100 percent of voting shares	Lease of communications channels	208
Telecom-Stroy LLC	JSC CenterTelecom owns 100 percent of voting shares	Lease of communications channels	5,007
Private JSC Vladimir-Teleservice	JSC CenterTelecom owns 50 percent of voting shares	Lease of communications channels	54
Private JSC Tverskaya cellular Communications	JSC CenterTelecom owns 40 percent of voting shares	Lease of communications channels	398
JSC Telecommunications company Rinfotels	JSC CenterTelecom owns 26 percent of voting shares	Lease of communications channels	331
MobilCom LLC	JSC CenterTelecom owns 100 percent of voting shares	Lease of communications channels	8,716
JSC Giprosvyaz	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC Giprosvyaz	Design and surveying works	574
TOTAL			**121,959**
Accounts payable			
Private JSC RusLeasingSvyaz	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of Private JSC RusLeasingSvyaz	Financial leasing	18,195
Private JSC Bryanskie Cellular Networks	JSC CenterTelecom owns 34 percent of voting shares	Lease of communications channels	222
Private JSC Cellular Communications of the Black Soil Area (Chernozemie)	JSC CenterTelecom owns 60 percent of voting shares	Lease of communications channels	35
Private JSC Tverskaya cellular Communications	JSC CenterTelecom owns 40 percent of voting shares	Lease of communications channels	66
JSC Rostelecom	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC Rostelecom	Traffic carrying services	218,988
JSC MGTS	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC MGTS	Rent of uninhabited buildings	116
Private JSC Telecom of the Ryazan region	JSC CenterTelecom owns 51 percent of voting shares	Lease of communications channels	1,332

JSC RTComm.RU	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC RTComm.RU	Traffic carrying services	5,754
JSC Kostromskaya GTS	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC Kostromskaya GTS	Right-of-way in cable ducts	579
JSC Svyazinvest	JSC Svyazinvest owns over 20 percent of voting shares of JSC CenterTelecom	Repayment of principal and interest payments on the provided loans	30,362
TOTAL			**275,649**

Remuneration paid to members of the Board of Directors

In 2003 the Company paid salary, bonuses and remuneration totaled RUR35,633 thousand (RUR7,005 thousand in 2002) to members of the Board of Directors, members of the Management Board and the Audit Commission. The lists of members of the Board of Directors and the Management Board are shown in the section General/Background these notes.

9. State Aid

Description of the state aid	Amount
Funds to finance capital expenditures, related to acquisitions, construction and purchase of non-current assets.	4,745
Refunds to individuals eligible for benefits, under 50 percent rate approved by MAP of the RF.	15,812
TOTAL	**20,557**

10. Net Assets of the Company

The Company's net assets exceeds the Charter Capital in compliance with par. 4 Article 35 of the Federal Law 35 #08-FZ of December 26, 1995 On Joint-Stock Companies.

11. Non-governmental pension insurance

In 1998-2002 the Company concluded agreements with the following non-governmental pension funds (NGPFs):

- NGPF Telecom-Soyuz;

- Tulski Regional NGPF;

- Tverskoy NGPF Sodruzhestvo.

Under the agreements the Company shall make fixed contributions to be annually agreed by the parties.

Contribution made by the Company in 2002 to non-governmental; pension insurance totaled RUR RUR114,214 thousand (including the merged companies). In 2003 the amount was RUR132,244 thousand.

12. Contingent Liabilities

As on December 31, 2003 the Company was a surety for third parties obligations totaled RUR1,550,466 thousand (RUR1,528,458 thousand in 2002). The Directorate of the Company does not expect any material liabilities to arise in connection with the surety. thousand).

In 2003 there was 78 suits filed by legal entities against the Company amounted to RUR45,274 thousand, including:

- 31 lawsuits amounting to RUR37,002 thousand to recover losses arising from telephone service agreements;
- 11 lawsuits amounting to RUR60 thousand in connection with pre-contract disputes;
- 36 lawsuits amounting to RUR8,212 thousand in connection with other disputes (including those with tax authorities).

Some 60 lawsuits out of these and other (filed in 2002) were settled in court the reporting period in the amount of RUR33,714 thousand, including:

- 24 lawsuits amounting to RUR26,373 thousand for indemnification of losses arising from telephone service agreements;
- 9 lawsuits connected to pre-contract services;
- 27 lawsuits amounting to RUR7,341 thousand in connection with other disputes (including those involving tax authorities).

Of these lawsuits, the plaintiffs won:

- 4 lawsuits for a total award of RUR719 thousand for indemnification of losses arising from telephone service agreements;
- 14 lawsuits for RUR993 thousand in connection with other disputes.

The plaintiffs lost:

- 17 lawsuits totaling RUR25,321 thousand for indemnification of losses arising from telephone service agreements;
- 5 lawsuits in connection with pre-contract disputes;
- 8 lawsuits totaling RUR6,000 thousand in connection with other disputes (including those with tax authorities).

Litigations were over for:

- 4 lawsuits totaling RUR342 thousand for indemnification of losses arising from telephone service agreements;
- 4 lawsuits in connection with pre-contract disputes;

- 5 lawsuits totaling RUR347 thousand in connection with other disputes.

As on January 1, 2004 there were 21 ongoing litigations, with claimed amount of RUR11,997 thousand. Of which:

- 6 lawsuits amounting to RUR10,621 thousand for indemnification of losses arising from telephone service agreements;
- 2 lawsuits totaling RUR60 thousand connected to pre-contract disputes;
- 13 lawsuits amounting RUR1,316 thousand in connection with other disputes.

Order #03-32/pc dated July 2, 2003 of the Federal Commission for Securities Market On information disclosure by issuers of securities the following types of lawsuits are considered as material, likely to affect the financial position of the issuer:

- lawsuits amounting to over 10 percent of the issuer's assets;
- lawsuits preventing business activities or aimed at termination or prohibition of those (lawsuits demanding liquidation of the Company, or insolvency (bankruptcy) of the Company and its daughter and affiliated companies, alienation of the property (assets), disputing rights granted under licenses, patents, recovery of overdue taxes and duties payable to the budget and non-budgetary funds in significant amount).

Ten percent of the balance sheet assets of the Company amounted as on January 1, 2004 to RUR3,267,440 thousand.

As on January 1, 2004 an application filed by the Company's Moscow subsidiary with the Arbitration Court of the Moscow region was under consideration. The application requests to invalidate the state registration of the property rights of the Municipality of the Chekhov area of the Moscow region for urban and rural telephone and radio broadcasting networks included in the Company's balance sheet and in the privatization plan, and to deem invalid the certificates of the state registration of rights of the Municipality of the Chekhov area of the Moscow region for urban and rural telephone and radio broadcasting networks. The court hearings of the case are scheduled for March 16, 2004 by an Ordinance of the Arbitration Court.
As on January 1, 2004 there were no other litigations involving the Company that might be deemed material.

In 2003 the Federal Assembly of the Russian Federation initiated an audit by the Accounting Chamber of the Russian Federation of JSC Svyazinvest – a shareholder owning the controlling interest in the Company. In the course of the audit the Chamber also conducted an audit of the Company itself. As on the date of reporting the audit was not over and no official conclusions of the Accounting Chamber can be presented. Therefore, it is impossible to assess the results of the audit the reporting date and identify potential influence of this contingent material acts, if any, on the Company activities.

On January 1, 2004 the newly passed Federal Telecommunications act came into force setting out the legal basis of telecommunications industry in Russia and identifying the industrial status of the state bodies. The Act may increase the extent to which the Company activities are regulated, and until adoption of required regulations a period of uncertainty and controversies is inevitable in connection with the interpretation of the Act by regulatory bodies.

According the new law the Company shall establish equal interconnection terms and conditions and traffic routing for operators rendering similar services, and provide interconnection and traffic carrying on the same terms and conditions and with the same quality as it offers to its structural units and affiliated persons.

Moreover, according to the new Telecommunications Act payment for local telephone calls is made according to the customer's (individual's) choice using monthly rental or per-minute billing.

The Company management is not in a position to predict repercussions and implications of the new Act for the Company.

The Russian economy despite obtaining market status in 2002, still has some specific features characteristic for transient economy, like inflation rate exceeding normal ones in the past periods, insufficient liquidity level of capital markets, currency regulations making the national currency unexchangeable beyond the territory of the Russian Federation. Successful functioning and stability of the Russian economy will to a great extent depend on the actions of the government in the course of regulatory, legal and economic reforms.

Currently, there is a number of tax, established on the federal and legal levels, like VAT, profit tax, sales tax, unified social tax and a number of others. In contrast with developed market economies legislation governing tax collection lacked specifics for a considerable time. Therefore practical applications of law are sometime uncertain. Precedents were set for only a few disputed cases. Often some issues are treated differently both by various governmental bodies and within these bodies, resulting in uncertainties and diving rise to disputes and controversies. Compliance with effective tax and other legislation (e.g. tax and currency regulations) is reviewed by various state authorities entitled to impose fines and late payment charges. These entail tax risks significantly exceeding those customary for countries with developed tax systems.

According to effective legislation tax declarations can be audited within three years. Completed tax audits of a legal entity in a certain period do not necessarily mean that the year or any tax returns pertaining to the year in question are closed for further inspection by tax authorities during the three year term.

The Company management believes that tax liabilities are shown fairly and fully in the attached balance sheet. However, a certain degree of risk remains that tax authorities would take a principally different stance on issues allowing for ambiguous interpretation materially affecting the financial position of the Company.

13. Events Occurring after Reporting Date

Dividends

The amount of annual dividends per share will be approved by the annual general meeting of shareholders scheduled for June 2004. The Board of Directors of the Company passed a decision to propose that the general meeting of shareholders approve dividends for 2003 in the amount of RUR0.124867 per ordinary share and RUR0.28566 per preference share, totaling RUR347,297 thousand. Upon approval by the meeting the annual payable dividends will be reflected in the financial statements for 2004.

Loans and Credits

In February 2004 the Company concluded an agreement with the Saving Bank of the Russian Federation to receive a credit facility totaling RUR542,094 thousand with maturity on December 4,

2008. The Company pays interest of 14.5 percent p.a. to the bank. Telecommunications equipment valued at RUR630,596 thousand was provided as the security for the credit.

Also, in February 2004 the Company concluded a loan facility agreement with ACB Rosbank (JSC) to the amount of RUR1,424,740 thousand. The facility is provided for 12 months from the first draw-down (February 27, 2004). The interest rate is 13.5 percent p.a.

In March 2004 the Board of Directors approved conclusion of credit agreement with JSC Investment bank Trust to the amount of RUR500,000 thousand for 1 year, at the interest rate of 14 percent p.a.

In January-March 2004 the Company issued bills of exchange through Private JSC RTC-Invest to the total value of RUR825,000 thousand. The bills are to be paid in January-March 2005.

In April 2004 the Board of Directors of the Company approved a decision to issue bearer bonds series 04 to the total value of RUR7,000,000 thousand for 5 years. There will be 7,000 thousand bonds issues, with the nominal value of RUR1,000 each. Each bond carries 10 coupons. The collateral for the bond issue (for the total value and coupons) is provided by surety agreement with Telecom-Terminal LLC.

Financial Investments

In December 2003 the Board of Directors of the Company passed a decision to acquire 100 percent of JSC Russian Telecommunications Network (JSC RTS) at the market price of USD29.5 million.

In March 2004 the Company acquired 775,227 ordinary registered shares, or 88.448 percent of the Charter capital of JSC RTS to the total value of USD25.9 million.

Implementation of Oracle E-Business Suite

In March 2004 the Board of Directors of the Company approved conclusion of an agent agreement with Not-for-Profit Partnership Center for Telecommunications Development Studies on implementation of an Enterprise Resource Planning system based on the Oracle E-Business Suite software to the total amount of USD1,063 thousand.

____

R. Amaryan
General Director

____

R. Konstantinova
Chief Accountant

To item # 2 of the agenda of the annual general meeting of shareholders of JSC CenterTelecom

Election of members of the Company's Board of Directors

Nominees (Name, job title)		
1.	Ruben A. Amaryan	General Director, JSC CenterTelecom
2.	Stanislav P. Avdiants	Executive Director, Director of Economic and Tariff Policies Department, JSC Svyazinvest
3.	Boris D. Antonyuk	First Deputy Minister for Communications and Informatics
4.	Vadim E. Belov	Deputy General Director, JSC Svyazinvest
5.	Alexander M. Branis	Director, Prosperity Capital Management
6.	Ivan Ya. Boyko	Representative of Tramblay Ltd., Managing Company INVEST CENTER LLC, Public JSC PROMSVYAZINVEST, TRUST INVEST LLC
7.	Alexander P. Gribov	Deputy Chief of Division, Russian Federal Property Fund
8.	Alexander V. Ikonnikov	Executive Director, Investor Protection Association
9.	Lyudmila A. Kormilitsyna	Deputy Director of Telecommunications Department, JSC Svyazinvest
10.	Maksim O. Kozyrev	Deputy Director of Legal Department, JSC Svyazinvest
11.	Vadim M. Komissarov	Managing Director, RCF Corporate Finance
12.	Igor N. Osipov	Head of Division, Department of Capital Investment Management, JSC Svyazinvest
13.	Oksana V. Petrova	Deputy Head of Division, Corporate Governance Department, JSC Svyazinvest
14.	Aleksey B. Panteleev	Vice-Governor of the Moscow region
15.	Elena V. Umnova	Director of Finance Department, JSC Svyazinvest
16.	Grigoriy M. Finger	Executive Director, Moscow representative office of NCH Advisors., Inc.
17.	Evgeniy V. Yurchenko	Deputy General Director, JSC Svyazinvest
18.	Valeriy N. Yashin	General Director, JSC Svyazinvest

To item # 3 of the agenda of the annual general meeting of shareholders of JSC CenterTelecom

Election of members of the Audit Commission of the Company

To elect the following members of the Company's Audit Commission

Nominees
Konstantin V. Beliaev, Chief Accountant, JSC Svyazinvest
Liudmila V. Buryanova, First Deputy Chief Accountant, Director of Tax and Corporate Accounting and Reporting, JSC CenterTelecom
Natalia V. Ermolaeva, Head of Division, Economic and Tariff Policies Department, JSC Svyazinvest
Alexander V. Kachurin, Head of Division, Finance Department, JSC Svyazinvest
Aleksey E. Kopiev, Chief Expert, Internal Audit Department, JSC Svyazinvest
Irina V. Prokofieva, Director of Internal Audit Department, JSC Svyazinvest
Kirill V. Frolov, Head of Division, Deputy Director of Internal Audit Department, JSC Svyazinvest

To item # 4 of the agenda of the annual general meeting of shareholders of JSC CenterTelecom

Approval of the Company Auditor for 2004

To appoint Private JSC Ernst&Young Vneshaudit as the Company Auditor for 2004

To item # 5 of the agenda of the annual general meeting of shareholders of JSC CenterTelecom

Increase of the Charter (authorized) capital of the Company through increasing the nominal value of ordinary and preference Class A shares already placed by the Company

1. 1. To increase the Charter (authorized) capital of the Company through increasing the nominal value of ordinary shares from RUR0.3 per share to RUR3.00 per share, and the nominal value of preference class A shares from RUR0.3 each to RUR3.00 each by way of additional capital of the Company to the extent of revaluation in the amount of RUR5,680,799,068.50 (five billion six hundred and eighty million seven hundred and ninety nine thousand sixty eight rubles and fifty copecks).

№ 82-5798

To item # 6 of the agenda of the annual general meeting of shareholders of JSC CenterTelecom

APPROVED
By the general meeting of shareholders
JSC CenterTelecom
June 11, 2004
Minutes # __

AMENDMENTS AND CHANGES to the CHARTER of JSC CENTERTELECOM

#	Clause	Effective wording	New wording
1.	**Clause 5** Subsidiaries (branches) and representative offices of the Company. Daughter and affiliated companies	5.2.1. **Belsvyaz – subsidiary of JSC CenterTelecom** Registered office: 3 Revolution Square, Belgorod, 308000, Russia Mailing address: 3 Revolution Square, Belgorod, 308000, Russia	5.2.1. **Belgorodski subsidiary of JSC CenterTelecom** Registered office: 3 Revolution Square, Belgorod, 308000, Russia Mailing address: 3 Revolution Square, Belgorod, 308000, Russia
		5.2.2. **Bryansksvyazinform – subsidiary of JSC CenterTelecom** Registered office: 9 Karl Marx Square, Bryansk, 241000, Russia Mailing address: 9 Karl Marx Square, Bryansk, 241000, Russia	5.2.2. **Bryanski subsidiary of JSC CenterTelecom** Registered office: 9 Karl Marx Square, Bryansk, 241000, Russia Mailing address: 9 Karl Marx Square, Bryansk, 241000, Russia
		5.2.3. **Elektrosvyaz of the Vladimir region – subsidiary of JSC CenteerTelecom** Registered office: 42 Gorkogo Street, Valadimir, 600000, Russia Mailing address: 42 Gorkogo Street, Valadimir, 600000, Russia	5.2.3. **Vladimirski subsidiary of JSC CenterTelecom** Registered office: 42 Gorkogo Street, Valadimir, 600000, Russia Mailing address: 42 Gorkogo Street, Valadimir, 600000, Russia
		5.2.4. **Voronezhsvyazinform – subsidiary of JSC CenterTelecom** Registered office: 35 Revolution Prospekt, Voronezh, 394000, Russia Mailing address: 35 Revolution Prospekt, Voronezh, 394000, Russia	5.2.4. **Voronezhski subsidiary of JSC CenterTelecom** Registered office: 35 Revolution Prospekt, Voronezh, 394000, Russia Mailing address: 35 Revolution Prospekt, Voronezh, 394000, Russia
		5.2.5. **Ivetelecom - subsidiary of JSC CenterTelecom** Registered office: 1 10th of August Street, Ivanovo, 153000, Russia Mailing address 1 10th of August Street, Ivanovo, 153000, Russia	5.2.5. **Ivanovski subsidiary of JSC CenterTelecom** Registered office: 1 10th of August Street, Ivanovo, 153000, Russia Mailing address: 1 10th of August Street, Ivanovo, 153000, Russia
		5.2.7. **KostromaTelecom - subsidiary of JSC CenterTelecom** Registered office: 1 Podlipaeva Street, Kostroma, 156961, Russia Mailing address: 1 Podlipaeva Street, Kostroma, 156961, Russia	5.2.7. **Kostromskoy subsidiary of JSC CenterTelecom** Registered office: 1 Podlipaeva Street, Kostroma, 156961, Russia Mailing address: 1 Podlipaeva Street, Kostroma, 156961, Russia

		5.2.9. **Lipetskelektrosvyaz - subsidiary of JSC CenterTelecom** Registered office: 61 Oktyabrskaya Street, Lipetsk, 398000, Russia Mailing address 398000, г. Липецк, улица Октябрьская, дом 61. 5.2.13. **SmolenskTelecom - subsidiary of JSC CenterTelecom** Registered office: 6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia Mailing address: 6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia 5.2.14.**Tambovskaya Elektrosvyaz – subsidiary of JSC CenterTelecom** Registered office: 2-B Astrakhanskaya Street, Tambov, 392002, Russia Mailing address 392002, г. Тамбов, улица Астраханская, дом 2-в 5.2.16. **TulaTelecom - subsidiary of JSC CenterTelecom** Registered office: 33 Lenina Prospekt, Tula, 300000, Russia Mailing address: 33 Lenina Prospekt, Tula, 300000, Russia 5.2.17. **Yarteleccom - subsidiary of JSC CenterTelecom** Registered office: 22 Komsomolskaya Street, Yaroslavl, 150000, Russia Mailing address: 22 Komsomolskaya Street, Yaroslavl, 150000, Russia	5.2.9. **Lipetski subsidiary of JSC CenterTelecom** Registered office: 61 Oktyabrskaya Street, Lipetsk, 398000, Russia Mailing address 61 Oktyabrskaya Street, Lipetsk, 398000, Russia 5.2.13. **Smolenski subsidiary of JSC CenterTelecom** Registered office: 6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia Mailing address: 6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia 5.2.14. **Tambovski subsidiary of JSC CenterTelecom** Registered office: 32-B Astrakhanskaya Street, Tambov, 392002, Russia Mailing address: 2-B Astrakhanskaya Street, Tambov, 392002, Russia 5.2.16. **Tulski subsidiary of JSC CenterTelecom** Registered office: 33 Lenina Prospekt, Tula, 300000, Russia Mailing address: 33 Lenina Prospekt, Tula, 300000, Russia 5.2.17. **Yaroslavski subsidiary of JSC CenterTelecom** Registered office: 22 Komsomolskaya Street, Yaroslavl, 150000, Russia Mailing address: 22 Komsomolskaya Street, Yaroslavl, 150000, Russia
2.	**Clause 6** Charter (Authorized) Capital of the Company. Placed and declared shares. Par. 6.3	The Company has the right to place 76 166 167 common registered nondocumentary shares in addition to placed common shares (declared shares). The nominal value of each declared common share is 0.3 Roubles. The Company has the right the place 25 405 178 Type A preferred registered nondocumentary shares in addition to placed Type A preferred shares (declared shares). The nominal value of each declared preferred share is 0.3 Roubles.	The Company has the right to place 76,166,167 common registered nondocumentary shares in addition to placed common shares (declared shares). The nominal value of each declared common share is 3 Roubles. The Company has the right the place 25 405 178 Type A preferred registered nondocumentary shares in addition to placed Type A preferred shares (declared shares). The nominal value of each declared preferred share is 3 Roubles.
3.	**Clause 6** Charter (Authorized) Capital of the	An increase of the charter capital of the Company by public placement of additional shares where the	An increase of the charter capital of the Company by public placement of additional **common (ordinary)**

	Company. Placed and declared shares. Par. 6.8	number of shares to be additionally placed is more than 25 percent of number of shares previously placed by the Company shall be conducted on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.	shares where the number of shares to be additionally placed is more than 25 percent of number of **common (ordinary)** shares previously placed by the Company shall be conducted on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.
4.	**Clause 13** General Meeting of Shareholders Item 8, Par. 13.2	increase of the Company's charter capital by placement of additional shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting	increase of the Company's charter capital by placement of additional **common (ordinary)** shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting
5.	**Clause 14** Board of Directors of the Company Item 11, par. 14.4	approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, **quarterly reports of issuer of mass-issued securities** and reports on the results of acquisition by the Company of shares for the purposes of redemption	approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, and reports on the results of acquisition by the Company of shares for the purposes of redemption
6.	**Clause 14** Item 22, par. 14.4	agreeing the organizational structure of the Company, including the principal functions of its structural subdivisions	defining the key principles of the organizational structure of the Company
7.	**Clause 14** Board of Directors of the Company Item 32, par. 14.4	appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations On the Office of the Company Corporate Secretary;	appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations **On the Corporate Secretary** and the Office of the Company Corporate Secretary;
8.	**Clause 14** Board of Directors of the Company Item 39, par. 14.4	No	39) Approval of the Code of Corporate Conduct of the Company, making amendments and changes to it. Items 39, 40 par. 14.4, Clause 14 become items 40, 41 par. 14.4 respectively.

9.	**Clause 14** Board of Directors of the Company Paragraph 3,4, par. 14.6	No	Decision on the issues specified in item 21, par. 14.4 shall be taken by a majority of votes of the independent directors who are not an interested party in closing related party transactions. In the event that all members of the Company's Board of Directors are recognized as interested parties and/or are not independent directors, the deal may be approved by a decision of a general meeting of shareholders by a majority of votes of all shareholders – owners of voting shares who are not interested parties in the deal.
10.	**Clause 14** Management Board of the Company Item 18, Par. 14.4	No	Approval of the organizational chart of the Company including key functions.
11.	**Clause 16.** General Director of the Company Par. 16.4	No	The General Director is personally responsible for making arrangements and putting in place the required conditions for protection of state secrets in the Company, and bears responsibility for noncompliance with restrictions set out by applicable legislation related to reviewing materials containing state secrets.
12.	**Clause 21**. Liquidation (Winding up) of the Company Par. 21.4	No	In the event of liquidation (winding up) or cessation of activities involving handling state secret information, the Company shall ensure preservation of this data and hard cover/electronic disks, etc. with the data by developing and implementing a system of measures enforcing confidentiality and protection of information, counteractions to technical means of intelligence gathering, security and fire protection techniques.

N 82-5198

To item # 7 of the agenda of the annual general meeting of shareholders of JSC CenterTelecom

APPROVED
By the general meeting of shareholders
JSC CenterTelecom
June 11, 2004
Minutes # __

AMENDMENTS AND CHANGES TO THE REGULATIONS ON THE BOARD OF DIRECTORS OF JSC CENTERTELECOM

#	Clause	Current wording	Proposed wording
1.	**Clause 6** Meetings of the Board of Directors Par. 3 Subclause 6.5	If the agenda of a meeting contains matters related to the Company budget (approval, adjustment, results of execution of the same), notice of the meeting of the Board of Directors together with materials required for reviewing the matter shall be sent to members of the Board of Directors not later than 20 days prior to the meeting to be held in the form of personal attendance (or before the cut-off date for receiving opinions in writing of members of the Board of Directors on the agenda issues).	If the agenda of a meeting contains the issue of approval of the Company annual budget, notice of the meeting of the Board of Directors together with materials required for reviewing the matter shall be sent to members of the Board of Directors not later than 20 days prior to the meeting to be held in the form of personal attendance (or before the cut-off date for receiving opinions in writing of members of the Board of Directors on the agenda issues).
2.	**Clause 7.** Remuneration of members of the Board of Directors and reimbursement of expenses related to performance by them of their duties. Par. 7.3.	Quarterly compensation payable to each member of the Board of Directors is determined as a percentage of the Company revenues from sales of goods, products, works, services in the reporting period according to the financial statements of the Company. The amount of compensation payable to the Chairman of the Board of Directors is increased by a factor 1.3. Remuneration payable to a member of the Board of Directors shall be reduced: by 30% if the member	The amount of quarterly compensation payable to each member of the Board of Directors is RUR200,000 The amount of compensation payable to the Chairman of the Board of Directors is increased by a factor 1.5. Remuneration payable to a member of the Board of Directors shall be reduced: by 30% if the member attended in person less than half of the Board meetings held in the form of joint presence; by 100% if the member attended less than half of the total number of the conducted Board

		attended in person less than half of the Board meetings held in the form of joint presence; by 100% if the member attended less than half of the total number of the conducted Board meetings. For the quarter in which elections of the Board members took place, remunerations to the Board member shall be paid pro rata to the actual time in office in the quarter in question.	meetings. For the quarter in which elections of the Board members took place, remuneration to the Board member shall be paid pro rata to the actual time in office in the quarter in question.
	par. 7.4.	The amount of annual remuneration for the whole Board of Directors is determined as a percentage of the Company's net profit for the reporting year according to accounting reports of the Company. The amount of annual remuneration for each member of the Board of Directors shall be determined by a decision of the Board passed simultaneously with tentative approval of the annual report of the Company.	The amount of the annual remuneration for the whole Board of Directors is determined as allocated percentage pursuant to the set norms: - of the Company EBITDA according to the financial statements under IAS over the reporting year; - of the Company's net profit allocated for dividend payment in the reporting year. The annual remuneration shall be divided equally between the Board members. The amount of annual remuneration of a member of the Board of Directors shall be reduced by 50% if the member took part in less than half of the total number of the Board meetings held during his/her term in office.
	par. 7.5.	The allocated norms (percentage) for calculation of quarterly and annual remuneration amounts shall be determined by a decision of a general meeting of shareholders at which the Board of Directors is elected.	The allocated norms (percentage) for calculation of the annual remuneration amounts shall be determined by a decision of the general meeting of shareholders at which the Board of Directors is elected.
	par. 7.6.	Members of the Board of Directors are eligible to take part in stock option plans implemented by the Company.	The annual remuneration of a member of the Board of Directors shall be paid not later than 3 months upon expiry of the

			term in office of the relevant Board.
	par. 7.7.	The annual remuneration of a member of the Board of Directors shall be paid not later than 3 months upon expiry of the term in office of the relevant Board.	7.7. Members of the Board of Directors who are also members of a Committee of the Company's Board of Directors shall be paid in addition to the quarterly remuneration an amount of RUR40 thousand (for membership in each Committee of the Board) in consideration of performance by them of functions of a member of the relevant Board's Committee; however, a member of the Board cannot be a member of more than two Board's Committees. The Chairman of the Board's Committee shall be paid the additional amount multiplied by a factor of 1.25.
	par. 7.8.	No	7.8. Members of the Board of Directors shall be eligible to participate in stock option plans implemented by the Company.

№ 82-5798

To item # 8 of the agenda of the annual general meeting of shareholders of JSC CenterTelecom

APPROVED
By the general meeting of shareholders of JSC CenterTelecom
June 11, 2004
Minutes # __

AMENDMENTS AND CHANGES TO THE REGULATIONS ON THE MANAGEMENT BOARD OF JSC CENTERTELECOM

1.	**Clause 6** **R**emuneration of members of the Management Board and reimbursement of expenses related to performance of their duties Par. 6.2.	Remuneration is defined as percentage of the Company net profit in the reporting quarter according to the financial statements and shall be payable quarterly.	6.2. The amount and arrangements for determination of the remuneration, and its allocation between members of the Management Board shall be identified by a decision of the Company's Board of Directors.
2.	Par. 6.3.	The amount of the payable remuneration and its allocation between members of the Management Board are determined by a decision of the Company's Board of Directors based on a proposal put forward by the Chairman of the Management Board.	No
3.	Par. 6.4.	Par. 6.4. The norm (percentage) of allocation for calculation of the remuneration shall be determined by a decision of the Board of Directors.	No
4.	Par. 6.5.	Par. 6.5. Members of the Management Board are eligible to participate in stock option plans implemented by the Company.	Par. 6.3. Members of the Management Board are eligible to participate in stock option plans implemented by the Company.

N 82-5198

To item #9 of the agenda of the annual general meeting of shareholders of JSC CenterTelecom

APPROVED
By the general meeting of shareholders
JSC CenterTelecom
June 11, 2004
Minutes # __

AMENDMENTS AND CHANGES TO THE REGULATIONS ON THE INTERNAL AUDIT COMMISSION OF JSC CENTERTELECOM

#	Clause	Current wording	Proposed wording
1.	**Clause 1.** General provisions par. 1.3.	The Audit Commission of the Company shall be elected at the general meeting of shareholders as stipulated by the applicable legislation and the Company's Charter for the term in office of 1 year and membership of at least 3 members.	The Audit Commission of the Company shall be elected at the general meeting of shareholders as stipulated by the applicable legislation and the Company's Charter for the term in office of 1 year and membership of 7 members.
2.	**Clause 5.** Rules of Procedures of activities of the Audit Commission par. 5.3.3.	An unscheduled audit should be conducted by all means, if it is initiated: - by a general meeting of shareholders; - by the Company's Board of Directors. - by a shareholder (shareholders) owning on aggregate at least 10% of the Company voting shares; - by the Audit Commission itself.	An audit (check) of the financial and business activities of the Company is also conducted at any moment: - if initiated by the Company Audit Commission itself; - pursuant to a decision of a general meeting of shareholders of the Company; - pursuant to a decision of the Company's Board of Directors. - at the request of a shareholder (shareholders) holding on aggregate at least 10% of the Company voting shares with respect to all issues falling into the competencies of the general meeting of shareholders as the date of filing the request.
3.	**Clause 7.** Provisioning of operations of	A member of the Audit Commission shall receive	Members of the Audit Commission shall be paid quarterly remuneration of RUR150,000 each during their

	the Audit Commision. Remuneration and compensations payable to the Audit Commission's members par. 7.4.	remuneration to the amount of 50% of the same payable to a member of the Board of Directors. Remuneration to the Audit Commission members shall be pad within the period and according to the procedure determined with respect to payment of remuneration to members of the Board of Directors.	term in office. Remuneration payable to the Chairman of the Audit Commission shall be increased by a factor of 1.3. Remuneration payable to a member of the Audit Commission shall be pro rata to the period in office in the relevant quarter.
4.	**Clause 8.** Early termination of authorities par. 5.8.	In the event that the actual membership of the Audit Commission become less that half of the membership specified by the Company Charter or by these Regulations, the Chairman of the Audit Commission within 10 days from the occurrence of the event shall apply to the Board of Directors with a request to convene a general meeting of shareholders in order to elect (additionally elect) members of the Audit Commission.	In the event that the actual number of the Audit Commission members become less that half of the elected members the Board of Directors shall convene a general meeting of shareholders to elect a new Audit Commission. The remaining members of the Audit Commission shall perform their duties until election of the new Audit Commission at the extraordinary general meeting of shareholders.

N 82-5798

To item # 10 of the agenda of the annual general meeting of shareholders of JSC CenterTelecom

Determination of remuneration to members of the Company's Board of Directors

To approve the following norms (percentage) of allocations for calculation of annu remuneration to members of the Board of Directors:

- to the amount of 0.11 percent of EBITDA stated in financial accounts of the Compa according to IAS for 2004;
- to the amount of 0.25 percent of the Company's net profit allocated for divide payments for 2004

Registered office: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia
The address to send completed ballot papers:
6 Degtiarny Pereulok, Building 2, Moscow, 125993, Russia
Form of holding the meeting –
joint attendance of shareholders with early provision of ballot papers
Date of the meeting: June 11, 2004
Venue of the meeting: Ekaterininski Palace, 2 Suvorovskaya Square, Moscow, Russia
Registration starts at: 9.00 am
The meeting commences at: 11.00 am

BALLOT # 2 FOR VOTING ON ITEM **2** OF THE MEETING AGENDA

Election of members of the Company's Board of Directors

Shareholder

Unique individual code:

Number of voting shares:

Number of votes: Number of nominees: 18

Decision: **To elect the following members of the Company's Board of Directors:**

FOR__________________
AGAINST all nominees__________________
ABSTAIN (with respect to all nominees)__________________

Nominees (Name, job title)			Number of FOR votes
1.	Ruben A. Amaryan	General Director, JSC CenterTelecom	
2.	Stanislav P. Avdiants	Executive Director, Director of Economic and Tariff Policies Department, JSC Svyazinvest	
3.	Boris D. Antonyuk	First Deputy Minister for Communications and Informatics	
4.	Vadim E. Belov	Deputy General Director, JSC Svyazinvest	
5.	Alexander M. Branis	Director, Prosperity Capital Management	
6.	Ivan Ya. Boyko	Representative of Tramblay Ltd., Managing Company INVEST CENTER LLC, Public JSC PROMSVYAZINVEST, TRUST INVEST LLC	
7.	Alexander P. Gribov	Deputy Chief of Division, Russian Federal Property Fund	
8.	Alexander V. Ikonnikov	Executive Director, Investor Protection Association	
9.	Lyudmila A. Kormilitsyna	Deputy Director of Telecommunications Department, JSC Svyazinvest	
10.	Maksim O. Kozyrev	Deputy Director of Legal Department, JSC Svyazinvest	
11.	Vadim M. Komissarov	Managing Director, RCF Corporate Finance	
12.	Igor N. Osipov	Head of Division, Department of Capital Investment Management, JSC Svyazinvest	
13.	Oksana V. Petrova	Deputy Head of Division, Corporate Governance Department, JSC Svyazinvest	
14.	Aleksey B. Panteleev	Vice-Governor of the Moscow region	
15.	Elena V. Umnova	Director of Finance Department, JSC Svyazinvest	
16.	Grigoriy M. Finger	Executive Director, Moscow representative office of NCH Advisors., Inc.	
17.	Evgeniy V. Yurchenko	Deputy General Director, JSC Svyazinvest	
18.	Valeriy N. Yashin	General Director, JSC Svyazinvest	

Please, leave only one voting option, except voting pursuant to orders of persons who acquired shares after the date of compiling the list of persons entitled to take part in the meeting, or according to directions of owners of depositary securities.

Unwanted voting options should be crossed through!

Signature of the shareholder (his/her representative)

Members of the Board of Directors are elected by cumulative voting.

Under cumulative voting the number of votes belonging to each shareholder is multiplied by the number of directors to be elected to the Board of Directors, i.e. 11 members, and a shareholder is entitled to give all his/her votes for one nominee, or distribute them between two or more nominees.

A fractional part of a vote resulting from multiplication of the number of votes belonging to a shareholder – owner of a fractional share by the number of persons to be elected to the Board of Directors, can be given for one nominee only.

Nominees for whom the largest numbers of votes are cast shall be deemed elected to the Board of Directors.

If more than one voting option is left in the ballot, the fields to be filled with vote numbers cast for each voting option shall be filled with the number of votes cast for each relevant voting option with a note, that voting was according to orders issued by purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, and/or following directions of holders of depositary securities.

A person voting by a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, in the field opposite the voting option left as valid should specify the number of votes cast for the remaining voting option and make a note to the effect that the voting was under a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting.

If after the date of compiling the list of persons entitled to take part in the general meeting not all the shares were transferred, the voters should fill the field to be filled with the number of votes, opposite the voting option left as valid with the number of votes cast for the remaining voting option and make a note to the effect that a part of shares was transferred after the date of compiling the list of persons entitled to take part in the general meeting. If voting orders of purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting were received coinciding with the voting option left in the ballot such votes should be summed together.

The record date (the date of compiling the list of persons entitled to take part in the general meeting) is **April 23, 2004**.

Registered office: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia
The address to send completed ballot papers:
6 Degtiarny Pereulok, Building 2, Moscow, 125993, Russia
Form of holding the meeting –
joint attendance of shareholders with early provision of ballot papers
Date of the meeting: June 11, 2004
Venue of the meeting: Ekaterininski Palace, 2 Suvorovskaya Square, Moscow, Russia
Registration starts at: 9.00 am
The meeting commences at: 11.00 am

BALLOT # 3 FOR VOTING ON ITEM 3 OF THE MEETING AGENDA

Election of members of the Audit Commission of the Company

Shareholder

Unique individual code:

Number of voting shares:

Number of votes:

Decision: **To elect the following members of the Company's Audit Commission**

Nominees	voting options		
Konstantin V. Beliaev, Chief Accountant, JSC Svyazinvest	FOR__________	AGAINST__________	ABSTAIN__________
Liudmila V. Buryanova, First Deputy Chief Accountant, Director of Tax and Corporate Accounting and Reporting, JSC CenterTelecom	FOR__________	AGAINST__________	ABSTAIN__________
Natalia V. Ermolaeva, Head of Division, Economic and Tariff Policies Department, JSC Svyazinvest	FOR__________	AGAINST__________	ABSTAIN__________
Alexander V. Kachurin, Head of Division, Finance Department, JSC Svyazinvest	FOR__________	AGAINST__________	ABSTAIN__________
Aleksey E. Kopiev, Chief Expert, Internal Audit Department, JSC Svyazinvest	FOR__________	AGAINST__________	ABSTAIN__________
Irina V. Prokofieva, Director of Internal Audit Department, JSC Svyazinvest	FOR__________	AGAINST__________	ABSTAIN__________
Kirill V. Frolov, Head of Division, Deputy Director of Internal Audit Department, JSC Svyazinvest	FOR__________	AGAINST__________	ABSTAIN__________

Please, leave only one voting option, except voting pursuant to orders of persons who acquired shares after the date of compiling the list of persons entitled to take part in the meeting, or according to directions of owners of depositary securities.

Unwanted voting options should be crossed through!

Signature of the shareholder (his/her representative)

The ballot must be signed by the shareholder (the shareholder's representative).

If **more than one voting option** is left in the ballot, the fields to be filled with vote numbers cast for each voting option shall be filled with the number of votes cast for each relevant voting option with a note, that voting was according to orders issued by purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, and/or following directions of holders of depositary securities.

A person voting by a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, in the field for number of votes opposite the voting option left as valid should specify the number of votes cast for the remaining voting option and make a note to the effect that the voting was under a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting.

If after the date of compiling the list of persons entitled to take part in the general meeting not all the shares were transferred, the voters should fill the field for number of votes, opposite the voting option left as valid, with the number of votes cast for the remaining voting option and make a note to the effect that a part of shares was transferred after the date of compiling the list of persons entitled to take part in the general meeting. If voting orders of purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting were received coinciding with the voting option left in the ballot such votes should be summed together.

The record date (the date of compiling the list of persons entitled to take part in the general meeting) is **April 23, 2004**.

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Registered office: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia

The address to send completed ballot papers:

6 Degtiarny Pereulok, Building 2, Moscow, 125993, Russia

Form of holding the meeting –

joint attendance of shareholders with early provision of ballot papers

Date of the meeting: June 11, 2004

Venue of the meeting: Ekaterininski Palace, 2 Suvorovskaya Square, Moscow, Russia

Registration starts at: 9.00 am

The meeting commences at: 11.00 am

BALLOT # 4 FOR VOTING ON ITEM 4 OF THE MEETING AGENDA

Approval of the Company Auditor for 2004

Shareholder

Unique individual code

Number of voting shares

Number of votes

Decision: To appoint Private JSC Ernst&Young Vneshaudit as the Company Auditor for 2004

FOR________________

AGAINST__________________

ABSTAIN__________________

Please, leave only one voting option, except voting pursuant to orders of persons who acquired shares after the date of compiling the list of persons entitled to take part in the meeting, or according to directions of owners of depositary securities.

Unwanted voting options should be crossed through!

Signature of the shareholder (his/her representative)

The ballot must be signed by the shareholder (the shareholder's representative).

If **more than one voting option** is left in the ballot, the fields to be filled with vote numbers cast for each voting option shall be filled with the number of votes cast for each relevant voting option with a note, that voting was according to orders issued by purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, and/or following directions of holders of depositary securities.

A person voting by a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, in the field for number of votes opposite the voting option left as valid should specify the number of votes cast for the remaining voting option and make a note to the effect that the voting was under a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting.

If after the date of compiling the list of persons entitled to take part in the general meeting not all the shares were transferred, the voters should fill the field for number of votes, opposite the voting option left as valid, with the number of votes cast for the remaining voting option and make a note to the effect that a part of shares was transferred after the date of compiling the list of persons entitled to take part in the general meeting. If voting orders of purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting were received coinciding with the voting option left in the ballot such votes should be summed together.

The record date (the date of compiling the list of persons entitled to take part in the general meeting) is **April 23, 2004**.

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Registered office: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia

The address to send completed ballot papers:

6 Degtiarny Pereulok, Building 2, Moscow, 125993, Russia

Form of holding the meeting –

joint attendance of shareholders with early provision of ballot papers

Date of the meeting: June 11, 2004

Venue of the meeting: Ekaterininski Palace, 2 Suvorovskaya Square, Moscow, Russia

Registration starts at: 9.00 am

The meeting commences at: 11.00 am

BALLOT # 5 FOR VOTING ON ITEM 5 OF THE MEETING AGENDA

Increase of the Charter (authorized) capital of the Company through increasing the nominal value of ordinary and preference Class A shares already placed by the Company

Shareholder

Unique individual code

Number of voting shares

Number of votes

Decision:

1. **1. To increase the Charter (authorized) capital of the Company through increasing the nominal value of ordinary shares from RUR0.3 per share to RUR3.00 per share, and the nominal value of preference class A shares from RUR0.3 each to RUR3.00 each by way of additional capital of the Company to the extent of revaluation in the amount of RUR5,680,799,068.50 (five billion six hundred and eighty million seven hundred and ninety nine thousand sixty eight rubles and fifty copecks).**

2. **2. To determine the placement mode: conversion of already placed shares into shares with higher nominal value of the same type (category).**

FOR________________

AGAINST________________

ABSTAIN________________

Please, leave only one voting option, except voting pursuant to orders of persons who acquired shares after the date of compiling the list of persons entitled to take part in the meeting, or according to directions of owners of depositary securities.

Unwanted voting options should be crossed through!

Signature of the shareholder (representative)

The ballot must be signed by the shareholder (the shareholder's representative).

If **more than one voting option** is left in the ballot, the fields to be filled with vote numbers cast for each voting option shall be filled with the number of votes cast for each relevant voting option with a note, that voting was according to orders issued by purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, and/or following directions of holders of depositary securities.

A person voting by a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, in the field for number of votes opposite the voting option left as valid should specify the number of votes cast for the remaining voting option and make a note to the effect that the voting was under a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting.

If after the date of compiling the list of persons entitled to take part in the general meeting not all the shares were transferred, the voters should fill the field for number of votes, opposite the voting option left as valid, with the number of votes cast for the remaining voting option and make a note to the effect that a part of shares was transferred after the date of compiling the list of persons entitled to take part in the general meeting. If voting orders of purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting were received coinciding with the voting option left in the ballot such votes should be summed together.

The record date (the date of compiling the list of persons entitled to take part in the general meeting) is **April 23, 2004**.

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY
Registered office: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia
The address to send completed ballot papers:
6 Degtiarny Pereulok, Building 2, Moscow, 125993, Russia
Form of holding the meeting –
joint attendance of shareholders with early provision of ballot papers
Date of the meeting: June 11, 2004
Venue of the meeting: Ekaterininski Palace, 2 Suvorovskaya Square, Moscow, Russia
Registration starts at: 9.00 am
The meeting commences at: 11.00 am

BALLOT # 6 FOR VOTING ON ITEM 6 OF THE MEETING AGENDA

Introduction of amendments and additions to the Company's Charter

Shareholder

Unique individual code

Number of voting shares

Number of votes

Decision: **To make amendments and additions to the Company's Charter**

FOR________________

AGAINST________________

ABSTAIN________________

Please, leave only one voting option, except voting pursuant to orders of persons who acquired shares after the date of compiling the list of persons entitled to take part in the meeting, or according to directions of owners of depositary securities.

Unwanted voting options should be crossed through!

Signature of the shareholder (his/her representative)

The ballot must be signed by the shareholder (the shareholder's representative).

If **more than one voting option** is left in the ballot, the fields to be filled with vote numbers cast for each voting option shall be filled with the number of votes cast for each relevant voting option with a note, that voting was according to orders issued by purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, and/or following directions of holders of depositary securities.

A person voting by a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, in the field for number of votes opposite the voting option left as valid should specify the number of votes cast for the remaining voting option and make a note to the effect that the voting was under a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting.

If after the date of compiling the list of persons entitled to take part in the general meeting not all the shares were transferred, the voters should fill the field for number of votes, opposite the voting option left as valid, with the number of votes cast for the remaining voting option and make a note to the effect that a part of shares was transferred after the date of compiling the list of persons entitled to take part in the general meeting. If voting orders of purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting were received coinciding with the voting option left in the ballot such votes should be summed together.

The record date (the date of compiling the list of persons entitled to take part in the general meeting) is **April 23, 2004**.

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY
Registered office: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia
The address to send completed ballot papers:
6 Degtiarny Pereulok, Building 2, Moscow, 125993, Russia
Form of holding the meeting –
joint attendance of shareholders with early provision of ballot papers
Date of the meeting: June 11, 2004
Venue of the meeting: Ekaterininski Palace, 2 Suvorovskaya Square, Moscow, Russia
Registration starts at: 9.00 am
The meeting commences at: 11.00 am

BALLOT # 7 FOR VOTING ON ITEM 7 OF THE MEETING AGENDA

Introduction of amendments and additions to the Regulations on the Board of Directors of the Company

Shareholder

Unique individual code

Number of voting shares

Number of votes

Decision: ***To make amendments and additions to the Regulations on the Board of Directors of the Company***

FOR________________

AGAINST________________

ABSTAIN________________

Please, leave only one voting option, except voting pursuant to orders of persons who acquired shares after the date of compiling the list of persons entitled to take part in the meeting, or according to directions of owners of depositary securities.

Unwanted voting options should be crossed through!

Signature of the shareholder (his/her representative)

The ballot must be signed by the shareholder (the shareholder's representative).

If **more than one voting option** is left in the ballot, the fields to be filled with vote numbers cast for each voting option shall be filled with the number of votes cast for each relevant voting option with a note, that voting was according to orders issued by purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, and/or following directions of holders of depositary securities.

A person voting by a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, in the field for number of votes opposite the voting option left as valid should specify the number of votes cast for the remaining voting option and make a note to the effect that the voting was under a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting.

If after the date of compiling the list of persons entitled to take part in the general meeting not all the shares were transferred, the voters should fill the field for number of votes, opposite the voting option left as valid, with the number of votes cast for the remaining voting option and make a note to the effect that a part of shares was transferred after the date of compiling the list of persons entitled to take part in the general meeting. If voting orders of purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting were received coinciding with the voting option left in the ballot such votes should be summed together.

The record date (the date of compiling the list of persons entitled to take part in the general meeting) is **April 23, 2004**.

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY
Registered office: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia
The address to send completed ballot papers:
6 Degtiarny Pereulok, Building 2, Moscow, 125993, Russia
Form of holding the meeting –
joint attendance of shareholders with early provision of ballot papers
Date of the meeting: June 11, 2004
Venue of the meeting: Ekaterininski Palace, 2 Suvorovskaya Square, Moscow, Russia
Registration starts at: 9.00 am
The meeting commences at: 11.00 am

BALLOT # 8 FOR VOTING ON ITEM 8 OF THE MEETING AGENDA

Introduction of amendments and additions to the Regulations on the Management Board of the Company

Shareholder

Unique individual code

Number of voting shares

Number of votes

Decision: **To make amendments and additions to the Regulations on the Management Board of the Company**

FOR__________________

AGAINST__________________

ABSTAIN__________________

Please, leave only one voting option, except voting pursuant to orders of persons who acquired shares after the date of compiling the list of persons entitled to take part in the meeting, or according to directions of owners of depositary securities.

Unwanted voting options should be crossed through!

Signature of the shareholder (his/her representative)

The ballot must be signed by the shareholder (the shareholder's representative).

If **more than one voting option** is left in the ballot, the fields to be filled with vote numbers cast for each voting option shall be filled with the number of votes cast for each relevant voting option with a note, that voting was according to orders issued by purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, and/or following directions of holders of depositary securities.

A person voting by a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, in the field for number of votes opposite the voting option left as valid should specify the number of votes cast for the remaining voting option and make a note to the effect that the voting was under a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting.

If after the date of compiling the list of persons entitled to take part in the general meeting not all the shares were transferred, the voters should fill the field for number of votes, opposite the voting option left as valid, with the number of votes cast for the remaining voting option and make a note to the effect that a part of shares was transferred after the date of compiling the list of persons entitled to take part in the general meeting. If voting orders of purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting were received coinciding with the voting option left in the ballot such votes should be summed together.

The record date (the date of compiling the list of persons entitled to take part in the general meeting) is **April 23, 2004**.

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY
Registered office: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia
The address to send completed ballot papers:
6 Degtiarny Pereulok, Building 2, Moscow, 125993, Russia
Form of holding the meeting –
joint attendance of shareholders with early provision of ballot papers
Date of the meeting: June 11, 2004
Venue of the meeting: Ekaterininski Palace, 2 Suvorovskaya Square, Moscow, Russia
Registration starts at: 9.00 am
The meeting commences at: 11.00 am

BALLOT # 9 FOR VOTING ON ITEM 9 OF THE MEETING AGENDA

Introduction of amendments and additions to the Regulations on the Audit Commission of the Company

Shareholder

Unique individual code

Number of voting shares

Number of votes

Decision: **To make amendments and additions to the Regulations on the Audit Commission of the Company**

FOR__________________

AGAINST__________________

ABSTAIN__________________

Please, leave only one voting option, except voting pursuant to orders of persons who acquired shares after the date of compiling the list of persons entitled to take part in the meeting, or according to directions of owners of depositary securities.

Unwanted voting options should be crossed through!

Signature of the shareholder (his/her representative)

The ballot must be signed by the shareholder (the shareholder's representative).

If **more than one voting option** is left in the ballot, the fields to be filled with vote numbers cast for each voting option shall be filled with the number of votes cast for each relevant voting option with a note, that voting was according to orders issued by purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, and/or following directions of holders of depositary securities.

A person voting by a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, in the field for number of votes opposite the voting option left as valid should specify the number of votes cast for the remaining voting option and make a note to the effect that the voting was under a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting.

If after the date of compiling the list of persons entitled to take part in the general meeting not all the shares were transferred, the voters should fill the field for number of votes, opposite the voting option left as valid, with the number of votes cast for the remaining voting option and make a note to the effect that a part of shares was transferred after the date of compiling the list of persons entitled to take part in the general meeting. If voting orders of purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting were received coinciding with the voting option left in the ballot such votes should be summed together.

The record date (the date of compiling the list of persons entitled to take part in the general meeting) is **April 23, 2004**.

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY
Registered office: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia
The address to send completed ballot papers:
6 Degtiarny Pereulok, Building 2, Moscow, 125993, Russia
Form of holding the meeting –
joint attendance of shareholders with early provision of ballot papers
Date of the meeting: June 11, 2004
Venue of the meeting: Ekaterininski Palace, 2 Suvorovskaya Square, Moscow, Russia
Registration starts at: 9.00 am
The meeting commences at: 11.00 am

BALLOT # **10** FOR VOTING ON ITEM **10** OF THE MEETING AGENDA

Determination of remuneration to members of the Company's Board of Directors

Shareholder

Unique individual code

Number of voting shares

Number of votes

Decision: **To approve the following norms (percentage) of allocations for calculation of annual remuneration to members of the Board of Directors:**

- to the amount of 0.11 percent of EBITDA stated in financial accounts of the Company according to IAS for 2004;
- to the amount of 0.25 percent of the Company's net profit allocated for dividend payments for 2004

FOR_______________

AGAINST_______________

ABSTAIN_______________

Please, leave <u>only one voting option</u>, except voting pursuant to orders of persons who acquired shares after the date of compiling the list of persons entitled to take part in the meeting, or according to directions of owners of depositary securities.

Unwanted voting options should be crossed through!

Signature of the shareholder (his/her representative)

The ballot must be signed by the shareholder (the shareholder's representative).

If **more than one voting option** is left in the ballot, the fields to be filled with vote numbers cast for each voting option shall be filled with the number of votes cast for each relevant voting option with a note, that voting was according to orders issued by purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, and/or following directions of holders of depositary securities.

A person voting by a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, in the field for number of votes opposite the voting option left as valid should specify the number of votes cast for the remaining voting option and make a note to the effect that the voting was under a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting.

If after the date of compiling the list of persons entitled to take part in the general meeting not all the shares were transferred, the voters should fill the field for number of votes, opposite the voting option left as valid, with the number of votes cast for the remaining voting option and make a note to the effect that a part of shares was transferred after the date of compiling the list of persons entitled to take part in the general meeting. If voting orders of purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting were received coinciding with the voting option left in the ballot such votes should be summed together.

The record date (the date of compiling the list of persons entitled to take part in the general meeting) is **April 23, 2004**.

INFORMATION ON DECISIONS PASSED BY THE ISSUER'S BOARD OF DIRECTORS

1. *Joint-Stock Central Telecommunication Company*

2. Registered address: *23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*

3. Taxpayer Identification Number (INN): *5000000970*

4. Unique code of the issuer: *00194-A*

5. Address of Internet page used by the issuer for posting notices of events that might materially affect the price of the issuer's securities: http://www.centertelecom.ru/index.html?d=64

6. The date of the meeting of the Board of Directors of JSC CenterTelecom: *May 11, 2004*

7. Date of compiling and number of the minutes of the meeting the Board of Directors of JSC CenterTelecom: **minutes # 35 of May 14, 2004**

8. The essence of the decision made by the Board of Directors of JSC CenterTelecom on the issue of making recommendations on the amount and terms of payment of the annual dividends on the Company's shares:

To recommend to the annual general meeting of shareholders:

1. to pay dividends for 2003 to the amount of:

RUR0.285662 per preference Class A share;

RUR0.124867 per ordinary share.

2. To establish the following dividend payment procedure:

- on preference Class A shares: in cash by August 10, 2004;

- on ordinary shares: in cash by December 31, 2004.

9. The essence of the decision made by the Board of Directors of JSC CenterTelecom on the issue of approval of the agenda of the annual general meeting of shareholders of JSC CenterTelecom:

To approve the following agenda of the annual general meeting of shareholders of JSC CenterTelecom:

1. ***Approval of the annual report, annual financial statements, including profit and loss account (income statement) of the Company, and distribution of profit including payment (declaration) of dividends, and losses of the Company in 2003.***
2. ***Election of members of the Company's Board of Directors.***
3. ***Election of members of the Audit Commission of the Company.***
4. ***Approval of the Company Auditor for 2004.***
5. ***Increase of the Charter (authorized) capital of the Company through increasing the nominal value of ordinary and preference Class A shares already placed by the Company.***
6. ***Introduction of amendments and additions to the Company's Charter.***
7. ***Introduction of amendments and additions to the Regulations on the Board of Directors of the Company.***
8. ***Introduction of amendments and additions to the Regulations on the Management Board of the Company.***
9. ***Introduction of amendments and additions to the Regulations on the Audit Commission of the Company.***
10. ***Determination of remuneration to members of the Company's Board of Directors.***

R. Amaryan
General Director
JSC CenterTelecom
Date: May 14, 2004   Seal

CENTER TELECOM

Company news

CenterTelecom has the highest level of corporate governance

Under the initiative of the National Corporate Governance Council The Russian Institute of Directors and Expert RA rated 140 Russian companies in terms of their corporate governance level.

According to the Experts, only CenterTelecom has the highest level of corporate governance.

28.05.2004

CENTER TELECOM

Company news

JSC CenterTelecom summarized its Q1 2004 operations

Sales revenue totaled RUR 5,817,788 thousand against RUR 5,725,648 thousand projected, including telecom services sales of RUR 5,742,618 thousand against projected 5,661,097 thousand.

Projections approved by the Board of Directors for Q1 2004 previewed a loss in the amount of RUR 207,961 thousand. The actual loss totaled RUR 77,286 thousand.

In Q1 2004, 154.2 thousand lines were commissioned against 119.1 thousand projected.

First Deputy General Director - Financial Director Alexei Lokotkov said that he was content with the company's operating results: as income grew and costs went down, the company obtained additional opportunities to increase the line capacity, introduce new telecom technologies and develop modern services.